THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Nothing in this Circular constitutes or forms part of any offer for sale or solicitation of any offer to buy any ordinary shares or other securities of Sasol. The securities described in this Circular have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in regulations under the Securities Act).

The definitions and interpretations commencing on page 6 of this Document apply to this front cover.

Sasol has elected to have a General Meeting knowing that the Proposed Listings Requirements and the Strate amendments have not been formally approved and understanding that as a result if there are material changes to the Proposed Listings Requirements the JSE may request Sasol to issue a supplementary circular or additional announcement/s. Sasol also appreciates that until the Proposed Listings Requirements are approved, legally the JSE cannot approve the listing of the Sasol BEE Ordinary Shares on the JSE. However, the JSE has indicated that it has no reason at this time to consider that there will be material changes to the Proposed Listings Requirements, and if there are no such changes, it will after the Proposed Listings Requirements have come into force, approve the listing of the Sasol BEE Ordinary Shares on the JSE.

If you are in any doubt as to what action to take, please consult your Broker, CSD Participant, banker, attorney, accountant or other professional adviser immediately.

Action required by Sasol Shareholders

1. If you have disposed of all of your Sasol Ordinary Shares or Sasol BEE Ordinary Shares this Document should be handed/sent to the purchaser of such shares or to the Broker, CSD Participant, banker or other person through whom the disposal was effected.

2. If you are a registered holder of certificated Sasol Shares or hold Dematerialised Sasol Ordinary Shares in your own name and are unable to attend the General Meeting, which is to be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00, and wish to be represented thereat, you must complete and return the attached Form of Proxy *(blue)* in accordance with the instructions therein and lodge it with the Transfer Secretaries, whose details are contained overleaf, to be received by them by no later than 10:00 on Wednesday, 24 November 2010.

3. If you do not hold your Dematerialised Sasol Ordinary Shares in your own name, you must timeously provide your Broker or CSD Participant with your voting instructions in terms of the Custody Agreement entered into with your Broker or CSD Participant. If you wish to attend and vote at the General Meeting in person, you need to request your Broker or CSD Participant to provide you with the necessary letter of representation to attend and vote your Dematerialised Sasol Ordinary Shares.

4. Registered Sasol ADR Holders who hold their Sasol ADRs in physical form will receive a proxy card and voting instructions from the Bank of New York Mellon Incorporated. Beneficial Sasol ADR Holders who hold their Sasol ADRs in book entry form will receive their proxy card and voting instructions from their Sasol ADR broker.

5. If the special resolutions contained in Part A of the Notice of General Meeting forming part of this Document are passed and you wish to continue to hold your Sasol BEE Ordinary Shares in certificated form, you must fill in the Form of Election *(green)* to this effect in accordance with the instructions therein and lodge it with the Transfer Secretaries, whose details are contained overleaf, to be received by them by no later than 12:00 on Friday, 14 January 2011.

6. Sasol does not accept responsibility and will not be liable for any failure on the part of the Broker, CSD Participant, banker, attorney, accountant or other professional adviser of any holder of Dematerialised Shares or Sasol ADRs to notify any such shareholder of the contents of this Document.



Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE share code: SOL   ISIN: ZAE000006896
NYSE share code: SSL   ISIN: US8038663006

CIRCULAR TO SASOL SHAREHOLDERS
relating to:

- **the establishment of a trading mechanism namely the listing of the Sasol BEE Ordinary Shares on the proposed proposed BEE Segment of the Main Board of the JSE;**

- **the amendment of Sasol's Articles to, *inter alia,* enable the Bulk Dematerialisation of the Sasol BEE Ordinary Shares; and**

- **the potential financial assistance which may be provided by Sasol, in terms of section 38(2A) of the Companies Act, to the Public Facilitation Trust to acquire Sasol BEE Ordinary Shares, *inter alia*, in the case of misdeals on the JSE or breaches of the BEE Contract or the New Cash Contract or Amended New Cash Contract;**

and including

- **a Notice of General Meeting of Sasol Shareholders;**

- **a Form of Proxy for use by certificated Sasol Shareholders and own name Dematerialised Sasol Ordinary Shareholders only *(blue)*; and**

- **a Form of Election for use by Sasol BEE Ordinary Shareholders only *(green)*.**

Financial Adviser and Sponsor	**Attorneys**	**Transfer Secretaries**
 **Deutsche Bank** Deutsche Securities (SA) (Proprietary) Limited (A non-bank member of the Deutsche Bank Group)		

Date of issue: 1 November 2010

This Document is available in English only. Copies may be obtained from the Registered Office of Sasol and the Transfer Secretaries at the addresses set out in the "Corporate Information" section of the Circular from Monday, 1 November 2010 to Thursday, 25 November 2010, both days inclusive. This Document will also be available on Sasol's website (www.sasol.com) as from Monday, 1 November 2010.

CORPORATE INFORMATION

Company Secretary and Registered Office of Sasol

Dr N L Joubert
B Iur, LLB, LLD
1 Sturdee Avenue
Rosebank, 2196
Johannesburg
South Africa
(PO Box 5486, Johannesburg, 2000)

Attorneys to Sasol

Edward Nathan Sonnenbergs Incorporated
(Registration number 2006/018200/21)
150 West Street
Sandton, 2196
South Africa
(PO Box 783347, Sandton, 2146)

Depositary Bank

The Bank of New York Mellon Incorporated
Depositary Receipts Division
101 Barclay Street
New York 10286
New York
United States of America

Financial Adviser and Sponsor

Deutsche Securities (SA) (Proprietary) Limited
(A non-bank member of the Deutsche Bank Group)
(Registration number 1995/011798/07)
3 Exchange Square
87 Maude Street
Sandton, 2196
South Africa
(Private Bag X9933, Sandton, 2146)

Transfer Secretaries

Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107)

Custodian

Computershare Limited
(Registration number 2000/006082/06)
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 62053, Marshalltown, 2107)

Assistance with General Meeting queries, Forms of Proxy and Forms of Election

Telephone: +27(0)11 370 5000
Telefax: +27(0)11 688 5238

Shareholder enquiries

Call centre: 0800 000 222 (South African calls)
                +27(0)11 373 0048 (International calls)

Forward-looking statements

We may in this Document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results or estimates of amounts not yet determinable. These are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.

The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONTENTS

The definitions and interpretations commencing on page 6 of this Document apply to this contents page.

OVERVIEW

The definitions and interpretations commencing on page 6 of this Document apply to this Overview section.

Nothing in this Circular constitutes or forms part of any offer for sale or solicitation of any offer to buy any ordinary shares or other securities of Sasol. The securities described in this Circular have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in regulations under the Securities Act).

The minimum investment period during which the disposal of Sasol BEE Ordinary Shares was not permitted, expired on 7 September 2010. Accordingly, Sasol BEE Ordinary Shareholders became entitled to Sell their Sasol BEE Ordinary Shares to BEE Compliant Persons from 8 September 2010.

In terms of the Cash Contract and New Cash Contract, Sasol committed to use its reasonable endeavours to establish a mechanism to facilitate trading in Sasol BEE Ordinary Shares between BEE Compliant Persons until such time as these shares are redesignated as Sasol Ordinary Shares. As part of its initiatives to fulfil Sasol's commitment to set up a trading mechanism, Sasol in conjunction with the JSE explored the possibility of expanding the JSE's existing securities trading sectors to allow for the trading of BEE Securities. As all trading on the JSE currently takes place on the basis of the principle of unrestricted transfers, it became clear that it would be necessary to implement an entirely new ground-breaking system to allow trading only under a restricted transfer environment to provide for Sasol's primary requirement that all purchasers of Sasol BEE Ordinary Shares must be BEE Compliant Persons (see paragraph 6 in the Circular). The JSE committed to implement such a trading mechanism for the purposes of enabling Issuers of BEE Securities to list these securities. Sasol has worked extensively with the JSE on this initiative, and has dedicated significant resources to developing, in conjunction with the JSE, the concept of the proposed BEE Segment of the Main Board of the JSE. This initiative has impacted upon and required the co-operation of not only the JSE itself, but also the Brokers, CSD Participants and Strate.

Sasol at the same time investigated other trading mechanisms. After making detailed assessments, Sasol decided that the JSE listing of Sasol BEE Ordinary Shares is the preferred option for the reasons more fully explained in paragraph 2 in the Circular.

Because the development of the proposed BEE Segment has been complicated and lengthy, it became clear that it would not be possible to put all processes for the listing in place by 8 September 2010. Accordingly Sasol arranged the Interim Solution to allow Sasol BEE Ordinary Shareholders to Sell their Sasol BEE Ordinary Shares, should they wish to do so, to BEE Compliant Persons until the establishment of the trading mechanism.

Sasol has elected to have a General Meeting knowing that the Proposed Listings Requirements and the Strate amendments have not been formally approved and understanding that as a result if there are material changes to the Proposed Listings Requirements the JSE may request Sasol to issue a supplementary circular or additional announcement/s. Sasol also appreciates that until the Proposed Listings Requirements are approved, legally the JSE cannot approve the listing of the Sasol BEE Ordinary Shares on the JSE. However, the JSE has indicated that it has no reason at this time to consider that there will be material changes to the Proposed Listings Requirements, and if there are no such changes, it will after the Proposed Listings Requirements have come into force, approve the listing of the Sasol BEE Ordinary Shares on the JSE.

Sasol BEE Ordinary Shares are currently required to be held in certificated form. The JSE does not permit trading in securities which are in certificated form, but requires them to be in Dematerialised form. Sasol will bear the costs of the Dematerialisation of the Sasol BEE Ordinary Shares necessary for trading on the JSE. This will be a significant cost for Sasol (approximately R55,00 per certificate) which can be substantially reduced (to approximately R5,00 per certificate) if a Bulk Dematerialisation rather than an individual Dematerialisation is implemented. It also reduces the significant administration involved for both Sasol and the individual Sasol BEE Ordinary Shareholders which would be required if individual Dematerialisations have to be implemented. Undertaking a Bulk Dematerialisation will require the passing of appropriate resolutions by the Sasol Shareholders. If the necessary resolutions for the Bulk Dematerialisation and the other requisite resolutions are passed and where appropriate, registered, and if the Proposed Listings Requirements and Strate amendments are formally approved, it is anticipated that the Sasol BEE Ordinary Shares will be listed on the proposed BEE Segment on Tuesday, 1 February 2011.

If the necessary resolutions for the Bulk Dematerialisation are not passed and/or not registered, Sasol will consider its position having regard to the significant additional costs and administration burden which it would have to incur to implement individual Dematerialisation and will determine whether to list the Sasol BEE Ordinary Shares on the proposed BEE Segment or alternatively set up an OTC. It is anticipated that whatever Sasol decides, a trading mechanism will be available during February 2011.

Any Sasol BEE Ordinary Shareholder who does not wish to participate in the Bulk Dematerialisation will not be obliged to do so and will be entitled to retain his/her/its Sasol BEE Ordinary Shares in certificated form by submitting his/her/its Form of Election (*green*) attached to and forming part of this Document in accordance with the instructions appearing on that Form of Election to the Transfer Secretaries by no later than 12:00 on Friday, 14 January 2011. Before submitting the Form of Election, a Sasol BEE Ordinary Shareholder should consider that he/she/it will not be able to trade his/her/its Sasol BEE Ordinary Shares on the JSE if they are in certificated form.

Sasol Shareholders will be requested to approve other resolutions proposed in terms of the Notice of General Meeting including the other amendments of the Sasol Articles, one of which will change the terms of the Sasol BEE Ordinary Shares to facilitate and reduce the costs of both the listing on the proposed BEE Segment and the OTC alternative, and the necessary approval in terms of the Companies Act to enable Sasol, if and when so required, to give financial assistance to the Public Facilitation Trust.

ACTION REQUIRED BY SASOL SHAREHOLDERS

The definitions and interpretations commencing on page 6 of this Document apply to this section.

If you are a Sasol Ordinary Shareholder, please see paragraph 1.1 below.

If you are a Sasol ADR Holder, please see paragraph 1.2 below.

If you are a Sasol Preferred Ordinary Shareholder, please see paragraph 1.3 below.

If you are a Sasol BEE Ordinary Shareholder, please see paragraphs 1.4, 2 and 3 below.

Please take careful note of the following provisions regarding the action required by Sasol Shareholders:

If you are in any doubt as to what action to take, please consult your CSD Participant, Broker, attorney, banker or other professional adviser immediately.

If you have disposed of all of your Sasol Ordinary Shares or Sasol BEE Ordinary Shares, this Document should be handed/sent to the purchaser of such shares or to the Broker, CSD Participant, banker or other person through whom the disposal was effected.

Sasol Shareholders are advised that the Company has appointed Computershare Limited as its proxy solicitation agent.

1. ***ACTION REQUIRED BY SASOL SHAREHOLDERS REGARDING THE GENERAL MEETING***

    A General Meeting will be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00, to consider and, if deemed fit, pass the resolutions as set out in the Notice of General Meeting, which is attached to and forms part of this Document.

    1.1 *Sasol Ordinary Shareholders*

    If you have Dematerialised your Sasol Ordinary Shares other than with "own name" registration:

    Attendance at the General Meeting

    In accordance with the Custody Agreement between you and your CSD Participant/Broker, you must advise your CSD Participant/Broker if you wish to attend the General Meeting and your CSD Participant/Broker will issue the necessary letter of representation to you to enable you to attend and vote at the General Meeting.

    Voting at the General Meeting

    If you do not obtain a letter of representation, your CSD Participant/Broker should contact you to ascertain how you wish to cast your vote at the General Meeting and thereafter should cast its vote in respect of your Sasol Ordinary Shares in accordance with your instructions.

    If you have not been contacted by your CSD Participant/Broker, it would be advisable for you to contact your CSD Participant/Broker and furnish it with your voting instructions.

    If your CSD Participant/Broker does not obtain voting instructions from you, it is obliged to vote in accordance with the instructions contained in the Custody Agreement concluded between you and your CSD Participant/Broker.

    DO NOT COMPLETE THE ATTACHED FORM OF PROXY *(BLUE)*.

    If you have not Dematerialised your Sasol Ordinary Shares or you have Dematerialised your Sasol Ordinary Shares with "own name" registration:

    Voting and attendance at the General Meeting

    You may attend the General Meeting in person and may vote at the General Meeting. Alternatively, you may appoint a proxy or proxies to attend the General Meeting, speak, and on a poll, vote in your stead.

    You may appoint a proxy or proxies to represent you at the General Meeting by completing the attached Form of Proxy (*blue*) in accordance with the instructions contained therein and returning it to the Transfer Secretaries to be received by no later than 10:00 on Wednesday, 24 November 2010.

1.2 **Sasol ADR Holders**

Registered Sasol ADR Holders who hold their Sasol ADRs in physical form will receive a proxy card and voting instructions from the Bank of New York Mellon Incorporated. Beneficial Sasol ADR Holders who hold their Sasol ADRs in book entry form will receive their proxy card and voting instructions from their Sasol ADR brokers.

1.3 **Sasol Preferred Ordinary Shareholders**

Voting and attendance at the General Meeting

You may attend the General Meeting in person and may vote at the General Meeting. Alternatively, you may appoint a proxy or proxies to attend the General Meeting, speak, and on a poll, vote in your stead.

You may appoint a proxy or proxies to represent you at the General Meeting by completing the attached Form of Proxy (*blue*) in accordance with the instructions contained therein and returning it to the Transfer Secretaries to be received by no later than 10:00 on Wednesday, 24 November 2010.

1.4 **Sasol BEE Ordinary Shareholders**

Voting and attendance at the General Meeting

You may attend the General Meeting in person and may vote at the General Meeting. Alternatively, you may appoint a proxy or proxies to attend the General Meeting, speak, and on a poll, vote in your stead.

You may appoint a proxy or proxies to represent you at the General Meeting by completing the attached Form of Proxy (*blue*) in accordance with the instructions contained therein and returning it to the Transfer Secretaries to be received by no later than 10:00 on Wednesday, 24 November 2010.

2. ***ACTION REQUIRED BY THOSE SASOL BEE ORDINARY SHAREHOLDERS WHO DO NOT WISH TO KEEP THEIR SASOL BEE ORDINARY SHARES IN CERTIFICATED FORM***

Sasol BEE Ordinary Shareholders who do not wish to keep their Sasol BEE Ordinary Shares in certificated form need take no action as their Sasol BEE Ordinary Shares will be Dematerialised automatically pursuant to the Bulk Dematerialisation. The Bulk Dematerialisation is more fully described in paragraph 4 of the Circular.

3. ***ACTION REQUIRED BY THOSE SASOL BEE ORDINARY SHAREHOLDERS WHO WISH TO RETAIN THEIR SASOL BEE ORDINARY SHARES IN CERTIFICATED FORM***

In the event that the resolutions proposed in terms of Part A of the Notice of General Meeting are passed and, where appropriate, registered, Sasol BEE Ordinary Shareholders who wish to retain their shareholding in certificated form should complete the Form of Election (*green*) attached to and forming part of this Document in accordance with the instructions appearing on that Form of Election. The Form of Election must be lodged with the Transfer Secretaries, whose details are contained in the Form of Election, so as to be received by them by no later than 12:00 on Friday, 14 January 2011. Sasol BEE Ordinary Shareholders should note that they will not be able to Sell their Sasol BEE Ordinary Shares on the JSE for as long as their Sasol BEE Ordinary Shares are held in certificated form.

Sasol BEE Ordinary Shareholders who wish to anticipate the passing and registration, if applicable, of the resolutions to be proposed at the General Meeting and who wish to lodge Forms of Election may do so at any time after receiving this Document. If the resolutions in Part A of the Notice of General Meeting are duly passed and where appropriate, registered, Sasol BEE Ordinary Shareholders who have not lodged such Forms of Election by Friday, 14 January 2011 should note that their Sasol BEE Ordinary Shares will be Dematerialised in terms of the Bulk Dematerialisation as further detailed in paragraph 4 of the Circular.

IMPORTANT DATES AND TIMES

The definitions and interpretations commencing on page 6 of this Document apply to this "Important dates and times" section.

Circular posted to Sasol Shareholders from	Monday, 1 November 2010
Last day to lodge Forms of Proxy *(blue)* for the General Meeting by 10:00 on	Wednesday, 24 November 2010
General Meeting to be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00, on	Friday, 26 November 2010
Results of General Meeting released on SENS on	Friday, 26 November 2010
Results of General Meeting published in the press on	Monday, 29 November 2010
Special resolutions lodged with the Companies and Intellectual Property Registration Office on or about	Monday, 29 November 2010
Last day for Computershare to receive Forms of Election *(green)* from Sasol BEE Ordinary Shareholders who wish to retain ownership of their Sasol BEE Ordinary Shares in certificated form by 12:00 on	Friday, 14 January 2011
Release of the Sasol abridged listing announcement on SENS on or about	Tuesday, 25 January 2011
Publication of the Sasol abridged listing announcement in the South African press on or about	Wednesday, 26 January 2011
A Sasol BEE Ordinary Shareholder registered as such at the close of business on this date will have his/her/its Sasol BEE Ordinary Shares Dematerialised unless a valid Form of Election *(green)* has been lodged and received by Computershare by 12:00 on Friday, 14 January 2011, on or about	Monday, 31 January 2011
Commencement of trading of Sasol BEE Ordinary Shares on the proposed BEE Segment (the JSE alpha code will be "SOLBE1" and the ISIN will be ZAE000151817) on or about	Tuesday, 1 February 2011
New Sasol BEE Ordinary Share certificates displaying the JSE alpha code and ISIN issued to Election Shareholders and handed to the Custodian in terms of the provisions of the Cash Contract/New Cash Contract on or about	Tuesday, 1 February 2011

Notes:

1. All times referred to in this Document are local times in South Africa.

2. Any material variation of the above dates and times will be approved by the JSE and released on SENS and, if appropriate, published in the South African press.

3. These dates assume that the Proposed Listings Requirements and Strate amendments will have been approved by no later that January 2011.

DEFINITIONS AND INTERPRETATIONS

Throughout this Document, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the corresponding meaning stated opposite them in the second column, words in the singular shall include the plural and *vice versa*, and any reference to one gender shall include the other genders.

"Additional Terms"	the terms specific to each Issuer's BEE Securities which are listed on the BEE Segment, which form an integral part of and must be read as if contained in the BEE Contract, which additional terms in Sasol's case will be contained in Article 164 if special resolution number 4 forming part of the Notice of General Meeting is passed and registered;
"Amended Cash Contract"	the Cash Contract as amended by the Replacement Clauses;
"Amended New Cash Contract"	the New Cash Contract as amended by the Replacement Clauses;
"Annual General Meeting"	the annual general meeting of Sasol Shareholders to be held at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00;
"BEE Act"	Broad-Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003), as amended from time to time;
"BEE Certificate"	a certificate issued by a verification agency accredited by the accreditation body contemplated in the BEE Codes, certifying that the person identified in the certificate is a BEE Compliant Person;
"BEE Codes" or "Codes"	Broad-Based Black Economic Empowerment Codes of Good Practice *gazetted* from time to time under the BEE Act;
"BEE Compliant Person"	as interpreted by South African courts of law, from time to time: 1. as regards a natural person, one who falls within the ambit of the definition of "Black People" in the BEE Codes; 2. as regards a juristic person having a shareholding or similar member's interest, one who falls within the ambit of the definition of a BEE Controlled Company or a BEE Owned Company using the flow-through principle; and 3. as regards any other entity, any entity similar to a BEE Controlled Company or a BEE Owned Company using the flow-through principle contemplated in the BEE Codes which would enable the Issuer of securities owned or controlled by such entity to claim points attributable to the entity's ownership of the securities pursuant to the BEE Codes;
"BEE Contract"	to be known by that name, the contract, the form of which is prescribed by the JSE, which comprises the generic terms set forth therein and, as regards each Issuer, the Additional Terms which form an integral part of the contract;
"BEE Controlled Company"	has the meaning defined in the BEE Codes from time to time, which current definition is summarised as follows for convenience, and should not be construed as an interpretation of the Codes: a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People controls or control, on a flow-through basis (as such term is contemplated in the Codes), in excess of 50% of all exercisable voting rights in relation to the ordinary shares or other equity interest of such company, exercisable by members in general meeting or otherwise;

"BEE Owned Company"	has the meaning defined in the Codes from time to time, which current definition is summarised as follows for convenience, and should not be construed as an interpretation of the Codes: in relation to any company, means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:
	1. beneficially owns or own, on a flow-through basis (as such term is contemplated in the Codes), in excess of 50% of the ordinary shares or other equity interest of such company; and
	2. is or are entitled to in excess of 50% on a flow-through basis (as such term is contemplated in the Codes) of all economic interest in relation to such ordinary shares or other equity interest of such company;
"BEE Securities"	securities in respect of which the Issuer requires that the beneficial owners are BEE Compliant Persons for a period of time as prescribed by the Issuer in the Additional Terms;
"BEE Segment"	a segment of the Main Board of the JSE where an Issuer may list its BEE Securities and where trading in BEE Securities is restricted to BEE Compliant Persons;
"Beneficial Owner"	in respect of Sasol BEE Ordinary Shares, the person or entity to whom the risks and rewards of ownership are attributable which is typically evidenced by:
	1. the right or entitlement to receive any dividend payable in respect of those Sasol BEE Ordinary Shares; or
	2. the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those Sasol BEE Ordinary Shares; or
	3. the right to dispose of or direct the disposition of those Sasol BEE Ordinary Shares, or any part of a distribution in respect of those Sasol BEE Ordinary Shares and to have the benefit of the proceeds;
"Black People"	has the meaning ascribed to it under Code 000 of the Codes, as interpreted by the courts from time to time, being Africans, Coloureds, Indians and Chinese who are natural persons and who are South African citizens by: (i) birth or descent, or (ii) naturalisation occurring: (a) prior to 27 April 1994, being the commencement date of the Constitution of the Republic of South Africa of 1993, or (b) after that date but who would have qualified for naturalisation prior to that date if it were not for the apartheid policies in place in South Africa, and "Black" shall be construed accordingly;
"Board"	the board of directors of Sasol, from time to time;
"Bulk Dematerialisation"	the process by which all the share certificates in respect of Sasol BEE Ordinary Shares, whose holders are not Election Shareholders, are converted to electronic form and the transfer of such shares into the name of the Computershare Nominee Company or the OTC Nominee Company, as the case may be, so as to be held by it for and on behalf of the Bulk Dematerialised Shareholders;
"Bulk Dematerialised Shareholders"	all the holders of Sasol BEE Ordinary Shares (who are not Election Shareholders) who will have their Sasol BEE Ordinary Shares Dematerialised pursuant to the Bulk Dematerialisation;
"Bulk Dematerialisation Shares"	the Sasol BEE Ordinary Shares that have been Dematerialised pursuant to the Bulk Dematerialisation;
"Cash Contract"	the contract concluded by the Company with each of the holders of the certificated Sasol BEE Ordinary Shares at the time of the Initial Subscription reproduced in Appendix 4 hereto;
"Cash Invitation Prospectus"	the Sasol prospectus dated May 2008 in terms of which the Sasol BEE Ordinary Shares were applied for and issued;

"Circular"	a portion of this Document commencing on page 12;
"Companies Act"	the Companies Act, 1973 (Act No. 61 of 1973), as amended from time to time, or the Companies Act, 2008 (Act No. 71 of 2008), when it comes into operation;
"Computershare Limited"	Computershare Limited (registration number 2000/006082/06), the Custodian as well as a CSD Participant;
"Computershare Nominee Company"	Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07), the nominee company designated by Computershare Limited for purposes of being the Registered Holder holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders, or any other nominee company appointed by Sasol from time to time in its discretion, to be the Registered Holder on behalf of the Bulk Dematerialised Shareholders;
"CSD Participant"	a Central Securities Depository Participant, accepted by Strate as a participant in Strate in terms of section 34 of the Securities Services Act;
"Custodian"	the custodian holding the certificates in respect of certificated Sasol BEE Ordinary Shares;
"Custody Agreement"	an agreement entered into between a Sasol Shareholder and a CSD Participant, nominee company or Broker when Sasol Shares are Dematerialised;
"Dematerialisation" or any derivative thereof	the process whereby paper or physical share certificates are replaced with electronic records of ownership for purposes of incorporation into Strate and being traded on the JSE;
"Dematerialised Sasol BEE Ordinary Shares"	Sasol BEE Ordinary Shares which have been Dematerialised;
"Dematerialised Sasol Ordinary Shares"	Sasol Ordinary Shares which have been Dematerialised;
"Dematerialised Shareholders"	holders of Dematerialised Shares;
"Dematerialised Shares"	Dematerialised Sasol Ordinary Shares and/or Dematerialised Sasol BEE Ordinary Shares;
"Document"	all parts of this document dated 1 November 2010 including the Circular, the appendices, the Notice of General Meeting, the Form of Proxy (*blue*) and the Form of Election (*green*);
"Election End Date"	the last day for Computershare Limited to receive Forms of Election (*green*) from Sasol BEE Ordinary Shareholders who wish to retain ownership of their Sasol BEE Ordinary Shares in certificated form, being Friday, 14 January 2011 at 12:00;
"Election Shareholders"	those holders of certificated Sasol BEE Ordinary Shares who have by the Election End Date elected to continue to hold their Sasol BEE Ordinary Shares in certificated form;
"Empowerment Period"	as regards Sasol BEE Ordinary Shares, a period ending on 7 September 2018, or such shorter period as may be determined by Sasol in its sole discretion and notified in one national South African newspaper and if the Sasol BEE Ordinary Shares are listed on the JSE on SENS;
"Form of Election"	the form of election (*green*) attached hereto for the use by those Sasol BEE Ordinary Shareholders who wish to retain their Sasol BEE Ordinary Shares in certificated form;
"Form of Proxy"	the form of proxy (*blue*) attached hereto;

"General Meeting"	the general meeting of Sasol Shareholders to be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00;
"IH"	a party to the BEE Contract with which a Sasol BEE Ordinary Shareholder holds an account for the purposes of, *inter alia*, managing that Sasol BEE Ordinary Shareholder's Sasol BEE Ordinary Shares, being an intermediary or a Nominee, but which is not the Beneficial Owner, the Registered Holder, the CSD Participant, the JSE Member, the IHRS or the Company;
"IHRS"	a party to the BEE Contract with which a Sasol BEE Ordinary Shareholder holds an account for the purposes of, *inter alia*, managing that Sasol BEE Ordinary Shareholder's Sasol BEE Ordinary Shares, being a Nominee, which is also the Registered Holder;
"Initial Subscription"	the allotment and issue by the Company of certificated Sasol BEE Ordinary Shares to successful applicants who applied for such shares pursuant to the Cash Invitation Prospectus;
"Interim Solution"	the interim solution in terms of which Sasol BEE Ordinary Shareholders can Sell their Sasol BEE Ordinary Shares, should they wish to do so, from 8 September 2010 until the establishment of the trading mechanism;
"ISIN"	International Securities Identification Number;
"Issuer"	any company, any class of whose securities has been admitted to listing on the proposed BEE Segment;
"Issuer's Articles"	the articles of association of an Issuer and when the Companies Act, 2008, comes into force, the Memorandum of Incorporation of an Issuer;
"JSE"	JSE Limited (registration number 2005/022939/06), licensed as an exchange under the Securities Services Act;
"JSE Member" or "Broker"	an equities member, which is a category of authorised user as defined in the Securities Services Act, admitted to membership of the JSE under the JSE Rules and Directives;
"JSE Rules and Directives"	the JSE equities rules and directives, as amended by the JSE from time to time;
"JSE Settlement Authority"	the person or persons appointed by the JSE to manage the settlement of transactions in equity securities effected through the JSE equities trading system in terms of the JSE Rules and Directives;
"Last Practicable Date"	Monday, 25 October 2010, being the last practicable date prior to the finalisation of this Document;
"Listings Requirements"	the JSE Listings Requirements, as amended from time to time by the JSE;
"Main Board"	the Main Board maintained by the JSE;
"New Cash Contract"	the contract prescribed by the Company and concluded between the Company and a Registered Holder (who is also the Beneficial Owner) who acquired or acquires Sasol BEE Ordinary Shares on or after 8 September 2010;
"Nominee"	a person that acts as the registered holder of BEE Securities or manages an interest in BEE Securities on behalf of other persons, which has been approved by:

1. an exchange (as defined in the SSA) in terms of section 36(1)(a) of the SSA;

2. the Registrar of Securities Services in terms of section 36(2) of the SSA; or

3. a central securities depository (as defined in the SSA) in terms of section 36(1)(b) of the SSA and the Strate Rules and Directives;

"Nominee Company"	the company in whose name the Dematerialised Sasol BEE Ordinary Shares are registered which holds such shares for and on behalf of the Beneficial Owner;
"Notice of General Meeting"	the notice of the General Meeting;
"NYSE"	the New York Stock Exchange, being a stock exchange operated by NYSE Euronext Incorporated;
"OTC"	an over-the-counter trading system, which may, if the Company so decides, be established by the Company by means of which Sasol BEE Ordinary Shares may be traded;
"OTC Nominee Company"	the nominee company, if any, designated by the Company for purposes of being the Registered Holder holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders, if an OTC is established;
"Proposed Listings Requirements"	amendments proposed by the JSE to its Listings Requirements to cater for the proposed BEE Segment, which have not yet been formally approved;
"Public Facilitation Trust"	The Sasol Inzalo Public Facilitation Trust, reference number IT1182/2008;
"R"	South African Rand, the official currency of South Africa;
"Registered Holder"	if Sasol BEE Ordinary Shares are registered in the Beneficial Owner's name, the Beneficial Owner, and in any other case means the Nominee Company holding such shares for and on behalf of the Beneficial Owner;
"Registered Office of Sasol"	1 Sturdee Avenue, Rosebank, 2196, Johannesburg, South Africa;
"Replacement Clauses"	the clauses, which are contained in Annexure A to the Notice of Meeting and which will amend the Cash Contract and the New Cash Contract, as regards the Bulk Dematerialisation Shareholders only, as more fully explained in Appendix 5 to this Document;
"Sasol" or "the Company"	Sasol Limited (registration number 1979/003231/06), whose Sasol Ordinary Shares are listed on the JSE as well as on the NYSE in the form of American depositary shares;
"Sasol ADR"	American Depositary Receipts, each representing ownership in one Sasol Ordinary Share, which are listed on the NYSE not for trading or quotation purposes but only in connection with the registration of American depositary shares;
"Sasol ADR Holders"	registered and beneficial holders of Sasol ADRs;
"Sasol Articles"	articles of association of Sasol and when the Companies Act, 2008, comes into force, the Memorandum of Incorporation of Sasol;
"Sasol BEE Ordinary Shareholders"	holders of Sasol BEE Ordinary Shares;
"Sasol BEE Ordinary Shares"	the Sasol BEE Ordinary Shares of no par value in the stated share capital of Sasol;
"Sasol Group"	Sasol and its subsidiaries and associates;
"Sasol Inzalo BEE Transaction"	the broad-based black economic empowerment ownership transaction in terms of which Sasol issued shares to various Black Persons, Black groups and entities during 2008;
"Sasol Ordinary Shares"	ordinary shares of no par value in the stated share capital of Sasol;
"Sasol Preferred Ordinary Shares"	the Sasol Preferred Ordinary Shares of no par value in the stated share capital of Sasol;
"Sasol Shareholders"	Registered Holders of Sasol Shares, from time to time;
"Sasol Shares"	Sasol Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares;

"Securities Act"	the US Securities Act of 1933, as amended;
"Securities Services Act" or "SSA"	the Securities Services Act, 2004 (No. 36 of 2004), as amended from time to time;
"Sell"	sell or otherwise dispose of or transfer (including, but without limiting the generality of the aforegoing, by way of donation or dividend or distribution of assets), and "Sale", "Selling" and "Sold" shall be construed accordingly;
"SENS"	the Securities Exchange News Service of the JSE;
"Strate"	Strate Limited (registration number 1998/022242/06), which operates the electronic settlement system used by the JSE to settle trades in respect of listed securities sold and bought; and
"Transfer Secretaries"	Computershare Investor Services (Proprietary) Limited (registration number 2004/003647/07), or any other transfer secretaries as appointed by Sasol from time to time, in its discretion.



Sasol Limited

(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE share code: SOL   ISIN: ZAE000006896
NYSE share code: SSL   ISIN: US8038663006

Directors

T H Nyasulu, *Chairman*#; L P A Davies, *Chief Executive Officer**; K C Ramon, *Chief Financial Officer**; V N Fakude*;
C Beggs§; B P Connellan§; H G Dijkgraaf§; M S V Gantsho§; A Jain#; G A Lewin§; I N Mkhize§; M J N Njeke§; J E Schrempp,
Lead independent director§ ; T A Wixley§.

* Executive Director

\# Non-executive director

§ Independent non-executive director

CIRCULAR TO SASOL SHAREHOLDERS

1. **INTRODUCTION AND RATIONALE**

Sasol remains committed to South Africa's transformation. Sasol believes empowerment is about creating opportunities and delivering socio-economic processes that will directly contribute to the economic transformation of South Africa.

In terms of the Cash Contract and New Cash Contract, Sasol committed to use its reasonable endeavours to establish a mechanism to facilitate trading in Sasol BEE Ordinary Shares amongst BEE Compliant Persons until the end of the Empowerment Period.

The minimum investment period during which the disposal of Sasol BEE Ordinary Shares was not permitted, expired on 7 September 2010. Accordingly, from 8 September 2010, Sasol BEE Ordinary Shareholders became entitled to Sell their Sasol BEE Ordinary Shares to BEE Compliant Persons. As it was not possible, due to the complexities involved as more fully explained below, for the trading mechanism to be implemented by 8 September 2010, Sasol arranged the Interim Solution to allow Sasol BEE Ordinary Shareholders to Sell their Sasol BEE Ordinary Shares should they wish to do so until a trading mechanism was implemented. The Interim Solution is not the equivalent of a trading mechanism because Sasol BEE Ordinary Shareholders are themselves required to find suitable buyers and to negotiate directly with such buyers. Any person who acquired or will acquire Sasol BEE Ordinary Shares on or after 8 September 2010 until the listing of the Sasol BEE Ordinary Shares on the JSE or implementation of the OTC alternative will be required to sign the New Cash Contract.

As part of Sasol's initiatives to fulfil its commitment to set up a trading mechanism, Sasol in conjunction with the JSE explored the possibility of expanding the JSE's existing securities trading sectors to make provision for the trading of BEE Securities. As all trading on the JSE currently takes place on the basis of the principle of unrestricted transfers, it became clear that it would be necessary to implement an entirely new ground-breaking system to allow trading only under a restricted transfer environment to accommodate Sasol's primary requirement that all Beneficial Owners of Sasol BEE Ordinary Shares must be BEE Compliant Persons (refer to paragraph 6 below). The JSE committed to implement such a trading mechanism for the purposes of enabling Issuers of BEE Securities to list these securities. Sasol has worked extensively with the JSE on this initiative, and has dedicated significant resources to developing, in conjunction with the JSE, the concept of the proposed BEE Segment of the Main Board of the JSE. This initiative has impacted upon and required the co-operation of not only the JSE itself but also the Brokers, CSD Participants and Strate.

Sasol also had in-depth discussions with Strate regarding the revision of the Strate Rules and Directives to complement the changes to the JSE's Rules and Directives. The changes were required to ensure that the transferability of BEE Securities is restricted to take place only between BEE Compliant Persons during the relevant empowerment period of the particular Issuer (being until 7 September 2018 in the case of Sasol, or such shorter period as may be determined by Sasol in its sole discretion).

Sasol at the same time investigated other trading mechanisms. After making detailed assessments, Sasol decided that the JSE listing of Sasol BEE Ordinary Shares is the preferred option for the reasons more fully explained in paragraph 2 below.

Sasol BEE Ordinary Shares are currently required to be held in certificated form. The JSE does not permit trading in securities which are in certificated form but requires them to be in Dematerialised form. Sasol will bear the costs of the Dematerialisation of the Sasol BEE Ordinary Shares necessary for trading on the JSE. This will be a significant cost for Sasol (approximately R55,00 per certificate) which can be substantially reduced (to approximately R5,00 per certificate) if a Bulk Dematerialisation rather than an individual Dematerialisation is implemented. It also reduces the significant administration burden for both Sasol and the individual Sasol BEE Ordinary Shareholders which would be required if individual Dematerialisation have to be implemented. Undertaking a process of Bulk Dematerialisation will require the passing and, if applicable, registration of appropriate resolutions by the Sasol Shareholders. If the resolutions necessary for the Bulk Dematerialisation and the other requisite resolutions are passed and, where applicable, registered, and the proposed Listings Requirements and Strate amendments are approved, which is expected to occur by no later that January 2011, it is anticipated that the Sasol BEE Ordinary Shares will be listed on the proposed BEE Segment on Tuesday, 1 February 2011.

If the necessary resolutions for the Bulk Dematerialisation are not passed and/or not registered, Sasol will consider its position having regard to the significant additional costs and administrative burden which it would have to incur to implement individual Dematerialisation and will determine whether to list the Sasol BEE Ordinary Shares on the proposed BEE Segment or alternatively set up an OTC. Whatever Sasol decides, it is anticipated that a trading mechanism will be available during February 2011. Until this occurs, the Interim Solution will remain in place.

Any Sasol BEE Ordinary Shareholder who does not wish to participate in the Bulk Dematerialisation will not be obliged to do so and will be entitled to retain his/her/its Sasol BEE Ordinary Shares in certificated form by submitting his/her/its Forms of Election attached to and forming part of this Document in accordance with the instructions appearing on that Form of Election to the Transfer Secretaries by no later than 12:00 on Friday, 14 January 2011. However, Election Shareholders should note that the JSE does not permit trading in securities which are in certificated form but requires them to be in Dematerialised form. These revisions have also not yet been formally approved although the regulator is aware of the content of the proposed revisions.

Sasol Shareholders will be requested to approve other resolutions proposed in terms of the Notice of General Meeting, including the amendments of the Sasol Articles, one of which will change the terms of the Sasol BEE Ordinary Shares to facilitate and reduce the costs of both the listing on the proposed BEE Segment or the OTC alternative.

2. **THE LISTING OF SASOL BEE ORDINARY SHARES ON THE JSE**

    2.1 A listing on the proposed BEE Segment of the Main Board will provide existing and new Sasol BEE Ordinary Shareholders with the benefits of:

        2.1.1 being able to trade their Sasol BEE Ordinary Shares by way of an established market mechanism and infrastructure;

        2.1.2 access for Sellers or buyers of Sasol BEE Ordinary Shares to professional broking services of the JSE Members;

        2.1.3 automatic matching of willing buyers and Sellers resulting in potential Sellers no longer needing to find their own buyers;

        2.1.4 the efficiency and transparency inherent in the JSE trading mechanism;

        2.1.5 the JSE's strong track record of operating a large volume securities exchange;

        2.1.6 real time pricing of Sasol BEE Ordinary Shares;

        2.1.7 an anticipated enhanced liquidity for trading in Sasol BEE Ordinary Shares in comparison to an OTC;

        2.1.8 ease of price discovery – JSE share prices are published in the daily press;

        2.1.9 protection to them as investors through the JSE's regulated environment;

        2.1.10 the JSE surveillance function which provides greater market scrutiny including the monitoring of insider trading and price manipulation;

        2.1.11 electronic settlement through Strate, the CSD Participants and JSE Members;

        2.1.12 guaranteed settlement of all trades on the JSE;

2.1.13 monitoring of secondary trading to ensure that only BEE Compliant Persons buy Sasol BEE Ordinary Shares;

2.1.14 signing a BEE Contract only once which will cover trading in other BEE Securities on the JSE, provided that no changes are made regarding JSE Member, CSD Participant, IH, IHRS or Registered Holder, as the case may be (any such changes triggering the requirement to sign a new BEE Contract);

2.1.15 Sellers of Sasol BEE Ordinary Shares no longer being required to make sure that the buyers of their Sasol BEE Ordinary Shares are BEE Compliant Persons nor being responsible for ensuring that the buyers sign a BEE Contract. That responsibility now lies with the JSE Member, CSD Participant, IH and/or IHRS;

2.1.16 the appointment of a JSE registered sponsor by Issuers of BEE Securities, which sponsor will be responsible for ensuring compliance with the Listings Requirements; and

2.1.17 availability of a complaints resolving mechanism under the auspices of the JSE.

2.2 Some of the potential disadvantages associated with listing the Sasol BEE Ordinary Shares are:

2.2.1 potential acquirers of Sasol BEE Ordinary Shares being required to give various indemnities and additional warranties and undertakings in the BEE Contract which are required to protect, *inter alia*, the JSE, CSD Participants, IH, IHRS, Registered Holders and JSE Members, against risks associated with non-BEE Compliant Persons acquiring Sasol BEE Ordinary Shares. This will not affect the Bulk Dematerialised Shareholders unless and until they acquire additional Sasol BEE Ordinary Shares on the proposed BEE Segment or transfer their Sasol BEE Ordinary Shares to a new Registered Holder;

2.2.2 BEE Certificates being required by the JSE to be lodged annually by beneficial owners of BEE Securities;

2.2.3 Sasol being required in terms of the Proposed Listing Requirements to indemnify, *inter alia*, the JSE, CSD Participants, Registered Holders, IH and IHRS and the JSE Members, against certain risks associated with non-BEE Compliant Persons acquiring Sasol BEE Ordinary Shares as more fully explained in paragraph 7 below;

2.2.4 the Sasol BEE ordinary shareholders, unless and until they take steps to transfer their Sasol BEE Ordinary Shares into "own name", having to obtain letters of representation from the Nominee Company if they wish to attend and vote in respect of the Sasol BEE Ordinary Shares at general meetings of Sasol. Having regard to this, Sasol has negotiated with Computershare Nominees (Proprietary) Limited that it will be available at all general meetings to issue such letters of representation immediately prior to the meetings so long as the Sasol BEE Ordinary Shares are held by Computershare Nominees (Proprietary) Limited as the Registered Holder, on behalf of the Bulk Dematerialised Shareholders; and

2.2.5 it will be necessary for any Sasol BEE Ordinary Shareholder who wishes to Sell his/her/its Sasol BEE Ordinary Shares to appoint a Broker (which in the case of Bulk Dematerialised Shareholders will be attended to by Computershare Nominee Company on their behalf) to do this for him/her/it, unless the transaction is done off-market. Likewise it will be necessary for any BEE Compliant Person who wishes to acquire Sasol BEE Ordinary Shares on the proposed BEE Segment to appoint a Broker to do this for him/her/it. In each case the Broker will levy charges.

Sasol BEE Ordinary Shares are currently held in certificated form. The JSE does not permit trading in securities which are in certificated form but requires them to be in Dematerialised form. Accordingly, before any Sasol BEE Ordinary Shares can be traded it will be necessary for those shares to be Dematerialised. It is proposed that the resolutions in Part A of the Notice of General Meeting be passed and if appropriate, registered to enable Bulk Dematerialisation to take place. The reasons for this are explained more fully in paragraph 4 below.

3. **THE PROPOSED BEE SEGMENT**

The proposed BEE Segment is a sector of the Main Board on which BEE Securities that meet the Listings Requirements will be listed. This is not a separate board for the listing of companies but rather a trading mechanism for BEE Securities. The Main Board operates on the principle that there are no restrictions on the transfer of shares. The proposed BEE Segment will differ in that purchases of BEE Securities will be restricted to BEE Compliant Persons. The Proposed JSE Listings Requirements will, if approved, provide that the transferability of BEE Securities is restricted to take place only between BEE Compliant Persons. The JSE will have controls to monitor that only BEE Compliant Persons who have signed a BEE Contract and, where necessary, submitted BEE Certificates or identity documents/naturalisation affidavits are able to buy BEE Securities listed on the proposed BEE Segment. The JSE's Surveillance Department will investigate instances of deliberate or repeated non-compliance with the JSE Rules and Directives and will instigate disciplinary action, where appropriate. If the JSE Settlement Authority determines that a JSE Member has traded for a client where it has not been recorded in the JSE system that a BEE Contract has been duly signed and a valid BEE Certificate or identity document/naturalisation affidavit has been submitted prior to trading, or where the JSE Member has traded for an investor who is not a BEE Compliant Person, the JSE Settlement Authority will instruct the JSE Member to reverse the trade and to trade the position out immediately for the JSE Member's own account.

In all other respects, the JSE's ordinary trading rules will apply to the trading of BEE Securities. The proposed BEE Segment will operate during the normal JSE trading hours. BEE Securities listed on the proposed BEE Segment will have a separate unique B alpha share code and ISIN which will make it clear to JSE Members that they are dealing with BEE Securities which have restricted transfer rights.

A prescribed generic BEE Contract must be signed between the proposed Beneficial Owner of BEE Securities and various others more fully described in paragraph 6, before the proposed Beneficial Owner of BEE Securities can acquire any such shares on the proposed BEE Segment for the first time. This BEE Contract will then cover all trades undertaken by that proposed Beneficial Owner in BEE Securities listed on the proposed BEE Segment, not only Sasol BEE Ordinary Shares. For this reason the JSE has prescribed that the BEE Contract is generic in form and suitable for use by any Issuer, not just Sasol.

As is the case with the Amended Cash Contract and the Amended New Cash Contract, the fundamental thread running through the BEE Contract is the requirement that only BEE Compliant Persons should be or become the Beneficial Owners of BEE Securities. Please see paragraph 6 for full details on the BEE Contract and an analysis of the difference between the BEE Contract on the one hand and the Amended Cash Contract and Amended New Cash Contract on the other.

Each person that is not a natural person, wishing to acquire BEE Securities will have to lodge a BEE Certificate reflecting that it is a BEE Compliant Person, with its Broker, which will have to be renewed annually. The JSE systems will include a B indicator which will reflect the expiry date of each BEE Certificate furnished. If a Broker receives the BEE Contract and, when applicable, a BEE Certificate, it will be recorded in the JSE system to indicate compliance. The Broker will also update on an annual basis the expiry date of the BEE Certificate on the JSE systems. When a JSE Member trades, the JSE Settlement Authority will monitor the trades to ensure that these fields have been completed by the Broker.

Each person who is a natural person wishing to acquire BEE Securities, may be required to furnish a naturalisation affidavit if it is not clear from his/her identity document whether he/she is a BEE Compliant Person.

For those Sasol BEE Ordinary Shareholders who wish to buy or Sell Sasol BEE Ordinary Shares on the proposed BEE Segment, further details must be obtained in the case of Bulk Dematerialised Shareholders from Computershare Nominee Company and in any other case from their Brokers.

4. **PROCESS FOR AND CONSEQUENCES OF BULK DEMATERIALISATION OF THE SASOL BEE ORDINARY SHARES**

4.1 Sasol BEE Ordinary Shares are currently held in certificated form. As pointed out above, the JSE does not permit trading in securities which are in certificated form but requires them to be in Dematerialised form.

Computershare Nominee Company will hold the Sasol BEE Ordinary Shares as the Registered Holder but for and on behalf of the Beneficial Owner. Beneficial Ownership will be recorded on a sub-sub-register (also commonly known as a nominee register). As a consequence of passing and registration of the special resolutions contained in Part A of the Notice of General Meeting, each Bulk Dematerialised Shareholder is deemed to have concluded the Custody Agreement (attached as Appendix 8) with Computershare Nominee Company, which establishes a business relationship between Computershare Nominee Company and each Bulk Dematerialised Shareholder.

If the necessary resolutions for the Bulk Dematerialisation are not passed and registered, Sasol will consider its position having regard to the significant additional costs and administration burden which it would have to incur to implement individual Dematerialisation and will determine whether to list the Sasol BEE Ordinary Shares on the proposed BEE Segment. If Sasol decides to list, each Sasol BEE Ordinary Shareholder will himself/herself/itself have to attend to the Dematerialisation of his/her/its Sasol BEE Ordinary Shares which will entail the signature of an addendum to amend his/her/its Cash Contract/New Cash Contract in accordance with the Replacement Clauses, *inter alia*, to permit the Dematerialisation, and the conclusion of the necessary mandate with his/her/its CSD Participant and the conclusion of the BEE Contract. Alternatively Sasol may decide to set up an OTC. It is anticipated that whatever Sasol decides, a trading mechanism will be available during February 2011.

4.2 In order to implement the Bulk Dematerialisation the following steps will occur:

4.2.1 the certificates for Sasol BEE Ordinary Shares currently held in safe custody by Computershare Limited will be released from safe custody and will be endorsed as being Dematerialised except as regards the Election Shareholders;

4.2.2　the Sasol BEE Ordinary Shares will be transferred (except as regards the Election Shareholders) into the name of Computershare Nominee Company as the Registered Holder. This transfer will not affect the Beneficial Ownership of the shares. It will be done for the reasons explained in the Circular; and

4.2.3　entries will be made in the Sasol sub-register reflecting the Registered Holder of the Sasol BEE Ordinary Shares which are subject to the Bulk Dematerialisation as Computershare Nominee Company. The Sasol BEE Ordinary Shareholder who is the Beneficial Owner will be recorded on a sub-sub-register.

It is proposed to Bulk Dematerialise the Sasol BEE Ordinary Shares (other than held by the Election Shareholders) into the name of Computershare Nominee Company acting as the nominee of each Bulk Dematerialised Shareholder on or prior to Monday, 31 January 2011.

Because Computershare Nominee Company will be the Registered Holder of the Bulk Dematerialisation Shares, it will be necessary for it to be introduced as a party to each Amended Cash Contract and Amended New Cash Contract as contemplated in Part A of the Notice of General Meeting. Due to the Bulk Dematerialisation, certain clauses in the Cash Contract and the New Cash Contract have to be amended so as to make provision for the fact that the Sasol BEE Ordinary Shares will be held in Dematerialised form, as the Cash Contract and the New Cash Contract currently only permit such shares to be held in certificated form. The Cash Contract and the New Cash Contract will be amended by an insertion in the Sasol Articles of a provision which will deem each of the Bulk Dematerialised Shareholders to be bound to the applicable Replacement Clauses. This is the only way to achieve these necessary amendments without each individual Bulk Dematerialised Shareholder having to sign an addendum to his/her/its Cash Contract or New Cash Contract, as the case may be, which is not feasible. If the proposed BEE Segment had been in existence at the time when the Cash Contract was originally conceived, Sasol would have made provision for the automatic amendment of the Cash Contract to take account of the fact that the listing on the proposed BEE Segment would need to entail a Bulk Dematerialisation as well as the amendment of the Cash Contract.

4.3　Broadly the reasons for the Replacement Clauses may be broken into the following four categories:

4.3.1　the removal of all obligations to hold the Sasol BEE Ordinary Shares in the certificated environment and in particular the obligation to hold Sasol BEE Ordinary Shares only in certificated form under the custody of the Custodian;

4.3.2　the removal of the obligation on the Sasol BEE Ordinary Shareholder who Sells Sasol Ordinary BEE Shares to ensure that the buyer binds himself to a New Cash Contract unless the buyer is already bound by a Cash Contract/New Cash Contract and to thoroughly check that the buyer is a BEE Compliant Person;

4.3.3　the imposition of obligations which currently lie with the Sasol BEE Ordinary Shareholders, in their current capacity as Registered Holders, instead on the Computershare Nominee Company which will be the Registered Holder in place of the Bulk Dematerialised Shareholders; and

4.3.4　the insertion of consequential additional obligations on the Bulk Dematerialised Shareholders. The main ones are that –

4.3.4.1　the Bulk Dematerialised Shareholders who elect to encumber their Sasol BEE Ordinary Shares must deliver copies of the relevant encumbrance agreements to Sasol, as the Custodian will no longer control the creation of encumbrances; and

4.3.4.2　an obligation on the Bulk Dematerialised Shareholders not to cause Computershare Nominee Company to breach the Amended Cash Contract/Amended New Cash Contract, necessary because of the introduction of Computershare Nominee Company as the Registered Holder instead of the Bulk Dematerialised Shareholder.

4.4　A detailed analysis of the reason for each Replacement Clause can be found in italics in Appendix 5 under each of the Replacement Clauses. Although there are a very limited number of new obligations imposed on each Bulk Dematerialised Shareholder, these are merely necessary to maintain the primary purpose of the Cash Contract and the New Cash Contract in the Dematerialised environment, namely to ensure that only BEE Compliant Persons are the Beneficial Owners of Sasol BEE Ordinary Shares in the Dematerialised environment.

4.5 After the Bulk Dematerialisation, the Beneficial Owner will remain unchanged as to his/her/its:

4.5.1 voting rights except that in order to exercise them, it will be necessary to obtain a letter of representation from the Registered Holder. In view of the fact that the Bulk Dematerialisation does not give the Beneficial Owners the option of "own name" registration or choosing their own nominee companies to be the Registered Holder, Sasol has negotiated with Computershare Nominees (Proprietary) Limited that it will be available at all general meetings to issue such letters of representation immediately prior to the meetings. This benefit will only apply for so long as the Sasol BEE Ordinary Shares are held by Computershare Nominees (Proprietary) Limited as the Registered Holder. If the Beneficial Owner selects another nominee company as the Registered Holder, this benefit will no longer apply;

4.5.2 rights to dividends. These dividends will be paid to Computershare Nominee Company as the Registered Holder and it will in turn pay each Beneficial Owner his/her/its dividend into his/her/its nominated bank account; and

4.5.3 right to dispose of his/her/its Sasol BEE Ordinary Shares to BEE Compliant Persons, save that he/she/it will have to do it by giving instructions to Computershare Nominee Company.

4.6 Subsequent to the Bulk Dematerialisation, any Bulk Dematerialised Shareholder will therefore have the option to:

4.6.1 register his/her/its Bulk Dematerialised Shares in the name of a different Nominee Company to Computershare Nominee Company, as Registered Holder, but will have to sign a BEE Contract which will replace the Amended Cash Contract/Amended New Cash Contract; or

4.6.2 register his/her/its Bulk Dematerialised Shares in his/her/its own name, as a Dematerialised "own name" shareholder, but will have to sign a BEE Contract which will replace the Amended Cash Contract/ Amended New Cash Contract; or

4.6.3 rematerialise his/her/its Bulk Dematerialised Shares. In this case it will also be necessary for that Sasol BEE Ordinary Shareholder to again lodge the certificates for those shares in safe custody with the Custodian and to sign an addendum to amend the Amended Cash Contract or the Amended New Cash Contract, as the case may be, to reinstate it to the form of the Cash Contract or the New Cash Contract, as the case may be.

4.7 **Sasol BEE Ordinary Shareholders wishing to participate in the Bulk Dematerialisation need take no action to achieve the Dematerialisation as their Sasol BEE Ordinary Shares will be automatically Dematerialised.**

4.8 The mere Bulk Dematerialisation of any Sasol BEE Ordinary Shares should not be construed as confirmation by Sasol that all the Bulk Dematerialisation Shareholders are BEE Compliant Persons and Sasol shall, notwithstanding the Bulk Dematerialisation, be entitled to verify whether or not any Bulk Dematerialised Shareholder is a BEE Compliant Person.

5. **FORM OF ELECTION**

5.1 A Sasol BEE Ordinary Shareholder can elect not to participate in the Bulk Dematerialisation but instead to retain his/her/its Sasol BEE Ordinary Shares in certificated form by submitting his/her/its Form of Election (*green*) attached to this Document in accordance with the instructions appearing on that Form of Election to the Transfer Secretaries by no later than 12:00 on Friday, 14 January 2011. Any Sasol BEE Ordinary Shareholder who wishes to exercise this option not to participate in the Bulk Dematerialisation may lodge the Form of Election at any time after receiving this Document. If the Bulk Dematerialisation resolutions are passed and registered and the Proposed Listing Requirements and Strate amendments are approved, then the instructions contained within that Form of Election will become effective.

5.2 A Sasol BEE Ordinary Shareholder who has duly elected not to participate in the Bulk Dematerialisation will continue to be bound by his/her/its Cash Contract or New Cash Contract as the case may be, in its existing form and his/her/its Sasol BEE Ordinary Shares will continue to be held by Computershare Limited in safe custody. In other words, for such a shareholder the position will remain unchanged, except that:

5.2.1 he/she/it will not be able to Sell his/her/its Sasol BEE Ordinary Shares (other than in the event of death or insolvency) without Dematerialising and Selling on the proposed BEE Segment, as he/she/it is obliged in terms of the Cash Contract and New Cash Contract to dispose of his/her/its shares only using the trading mechanism selected by Sasol namely by trading on the JSE;

5.2.2 new Sasol BEE Ordinary Share certificates, reflecting the new B alpha code and ISIN applicable to the Sasol BEE Ordinary Shares, will be issued. These share certificates will be handed to the Custodian in terms of his/her/its Cash Contract and/or New Cash Contract applicable to such Election Shareholders, and the existing Sasol BEE Ordinary Share certificates in the possession of the Custodian will be of no value, force or effect from, it is anticipated, the commencement of business on Tuesday, 1 February 2011.

5.3 An Election Shareholder will have the option to Dematerialise his/her/its Sasol BEE Ordinary Shares at any time in the future and either to:

5.3.1 register his/her/its Sasol BEE Ordinary Shares in the name of Computershare Nominee Company; or

5.3.2 register his/her/its Sasol BEE Ordinary Shares in the name of a Nominee Company of his/her/its choice; or

5.3.3 register the Sasol BEE Ordinary Shares in his/her/its own name, as a Dematerialised "own name" shareholder, but will have to sign a BEE Contract which will replace his/her/its Cash Contract/New Cash Contract.

5.4 An Election Shareholder who decides to Dematerialise his/her/its Sasol BEE Ordinary Shares in the future after Bulk Dematerialisation, must make enquiries at the relevant time as to:

5.4.1 what steps he/she/it will have to take to do this;

5.4.2 what documents will have to be completed (which will include signing a BEE Contract); and

5.4.3 who will bear the costs of Dematerialising.

It is only after an Election Shareholder has Dematerialised his/her/its Sasol BEE Ordinary Shares, that he/she/it will be able to trade on the JSE.

6. BEE CONTRACT

The Bulk Dematerialised Shareholders who do not intend to acquire any further Sasol BEE Ordinary Shares after the Election End Date and who do nothing further as regards the holding of their Sasol BEE Ordinary Shares, will not be required to conclude a BEE Contract. They will continue to be bound by the Amended Cash Contract and/or the Amended New Cash Contract as regards their Dematerialised Sasol BEE Ordinary Shares. Election Shareholders who continue to hold their Sasol BEE Ordinary Shares in certificated form, will never be required to conclude a BEE Contract. They will continue to be bound by the Cash Contract and/or the New Cash Contract as regards their Sasol BEE Ordinary Shares. Those Bulk Dematerialised Shareholders and Election Shareholders accordingly need not concern themselves with the content of the remainder of this paragraph.

The BEE Contract which the JSE will prescribe as part of its Rules and Directives is, as has been pointed out above, a generic contract which has been designed to cater for all Issuers who may list their BEE Securities on the proposed BEE Segment. As a result it does not directly provide for specific empowerment periods (ie. the period for which the restrictions on transfers only to BEE Compliant Persons applies) relevant to particular Issuers, deal with whether or not encumbrances will be permitted, or refer to the penalties which will be applied by a particular Issuer if a provision of the BEE Contract is breached. **The terms contained in the BEE Contract expressly contemplate that they must be read with the Additional Terms. The Additional Terms relating to each Issuer will contain specific provisions regarding its empowerment period, whether or not it will permit encumbrances and the penalties which it will levy if a provision of the BEE Contract is breached. The Additional Terms will form an integral part of the BEE Contract.** One of the resolutions to be put to Sasol Shareholders at the General Meeting is the insertion into the Sasol Articles of the Additional Terms which will form part of the BEE Contract as regards Sasol BEE Ordinary Shares. The resolution is special resolution number 4 contained in Part B of the Notice of General Meeting.

As is the case with the Cash Contract, Amended Cash Contract, the New Cash Contract and Amended New Cash Contract, the fundamental purpose of the BEE Contract is to ensure that BEE Securities will be beneficially owned only by BEE Compliant Persons. There are some differences between the Amended Cash Contract and the Amended New Cash Contract on the one hand and the BEE Contract on the other. But broadly they cover the same obligations and requirements, save as regards the indemnities and additional warranties and undertakings as required by the JSE. It is recognised by Sasol that it is not ideal that holders of Sasol BEE Ordinary Shares could be bound by different contracts namely the Cash Contract, the New Cash Contract, the Amended Cash Contract, the Amended New Cash Contract and the BEE Contract. However, it is unavoidable if Sasol BEE Ordinary Shareholders are to be given access to trading on the JSE via a listing of the Sasol BEE Ordinary Shares on the proposed BEE Segment. The JSE cannot accommodate an Issuer specific BEE Contract which would have made it possible to align the BEE Contract with the Amended Cash Contract and the Amended New Cash Contract and minimise the difference between the contracts.

The BEE Contract, a draft copy of which is attached as Appendix 6, is still being finalised (although it is not expected that any material changes will be made and it is anticipated that the BEE Contract will be finalised shortly). The material differences between the Amended Cash Contract and the Amended New Cash Contract on the one hand and the BEE Contract on the other, are the following:

6.1 there will be a number of new additional parties to the BEE Contract namely CSD Participants, JSE Members, Registered Holders, IH and IHRS;

6.2 the Beneficial Owner indemnifies the Registered Holder, the JSE Member, the CSD Participant, the IH, the IHRS and any of their directors/employees for whom they may be liable in law, against losses and damages arising from the breach of the JSE's Rules and Directives or the BEE Contract. There is also a waiver of claims against any such persons by the Beneficial Owner;

6.3 Sasol has the discretion in the Amended Cash Contract and the Amended New Cash Contract to determine whether or not a Black entity qualifies for recognition under the Codes. This discretion is not contained in the BEE Contract;

6.4 the BEE Contract does not provide for the most stringent definition of Black Person contained in the BEE Act or the Codes or any charter applicable to the Sasol Group to be used. The BEE Contract makes no mention of charters because of its generic nature;

6.5 the BEE Contract will terminate at the end of the last remaining empowerment period of all Issuers whose BEE Securities are listed on the proposed BEE Segment. The Cash Contract/Amended Cash Contract and/or the New Cash Contract/Amended New Cash Contract will terminate at the end of the Empowerment Period or earlier as regards a particular Sasol BEE Ordinary Shareholder if prior to that date such Shareholder Sells all his/her/its Sasol BEE Ordinary Shares;

6.6 warranties are given only to Sasol in the Cash Contract/Amended Cash Contract/New Cash Contract/Amended New Cash Contract whereas in the BEE Contract the warranties are given to all Issuers whose BEE Securities are beneficially owned by a beneficial owner and in addition are given to the JSE, CSD Participants, JSE Members, Registered Holders, IH and IHRS. Furthermore, an additional warranty is given that all information provided to those parties will be true and correct unless otherwise advised to the contrary;

6.7 BEE Certificates need only be provided to Sasol, if Sasol so requests, in terms of the Cash Contract/New Cash Contract/Amended Cash Contract/Amended New Cash Contract. The BEE Contract obliges a BEE Certificate to be provided on an annual basis to the CSD Participants, the Registered Holder, the IH, the JSE Member and any IHRS, as the case may be, for so long as BEE Securities are held;

6.8 the Seller of BEE Securities does not have a duty under the BEE Contract, to ensure that the BEE Contract is signed and a BEE Certificate/identity document/naturalisation affidavit delivered wherever applicable, nor to check that the buyer is in fact a BEE Compliant Person whereas this duty does exist under the Cash Contract/ New Cash Contract;

6.9 the Registered Holder in the BEE Contract now gives the warranty that it is the Registered Holder in certain contexts;

6.10 under the Cash Contract/Amended Cash Contract and the New Cash Contract/Amended New Cash Contract, Sasol is the only Issuer which has rights in respect of Sasol BEE Ordinary Shares, whereas under the BEE Contract, all Issuers, including Sasol, have rights in respect of their respective BEE Securities which are listed on the proposed BEE Segment;

6.11 the BEE Contract, with the exception of the Additional Terms, cannot be amended unless all Issuers whose BEE Securities are held by a particular BEE Compliant Person agree to the change. However, it is extremely unlikely that the BEE Contract will be changed;

6.12 the BEE Contract, as is the case with the New Cash Contract/Amended New Cash Contract, will cover more than one acquisition of Sasol BEE Ordinary Shares, whereas the Cash Contract/Amended Cash Contract covers only the Initial Subscription;

6.13 the terms of the BEE Contract oblige the Beneficial Owner to furnish copies of the BEE Contract to a much wider range of people than the Cash Contract/New Cash Contract/ Amended Cash Contract/Amended New Cash Contract; and

6.14 the BEE Contract provides for Beneficial Owners to allow for the Issuers, the Registered Holder, the CSD Participants and others to furnish information concerning the BEE Contract and any particular holding of BEE Securities for various purposes.

A table setting out the circumstances when a BEE Contract, Cash Contract, New Cash Contract, Amended Cash Contract or Amended New Cash Contract will apply to Sasol BEE Ordinary Shareholders is set out in Appendix 7 to this Document.

7. INDEMNITIES GRANTED BY SASOL

The Proposed Listings Requirements provide that Sasol as an Issuer will be required to grant the following indemnities to the JSE on the proposed BEE Segment:

7.1 Sasol must indemnify the JSE against all and any legal costs incurred (including attorney and own client costs) to the extent that as a result of a BEE Contract not having been signed as required in terms of the JSE Rules and Directives, the JSE takes any legal action and is not able to recover its costs from the parties to the legal action pursuant to a costs order awarded in the legal action.

7.2 (i) If Sasol elects, by reason of the breach of a particular BEE Contract to enforce the BEE Contract against the Beneficial Owner of Sasol BEE Ordinary Shares and, if applicable, other parties to the BEE Contract by either Sasol repurchasing or nominating a third party to purchase, and such third party purchasing, the Sasol BEE Ordinary Shares; and

(ii) Sasol instructs the Registered Holder thereof in turn to instruct the relevant CSD Participant or its nominee to effect the necessary entries relating to such repurchase or purchase,

and as a consequence litigation ensues and the Registered Holder and/or the CSD Participant or its nominee and/or any JSE Member is/are joined in such litigation, Sasol indemnifies such Registered Holder and CSD Participant or its nominee and JSE Member and their directors, employees, servants, agents or contractors or other persons for whom in law they may be liable against all and any costs (including attorney and own client costs) which may be awarded against any of them as a consequence of the litigation provided that:

7.2.1 the Registered Holder or CSD Participant or its nominee or JSE Member, as the case may be, shall (unless it is Sasol which joined them) notify Sasol in writing of such joinder within a reasonable time of the becoming aware thereof, to enable Sasol to take steps to act on their behalf;

7.2.2 if a party to the litigation, other than Sasol joined them, Sasol shall be entitled to contest (which shall include an appeal to a court of law) the litigation in the name of the Registered Holder or CSD Participant or its nominee or the JSE Member, as the case may be, and shall be entitled to control the proceedings in regard thereto and the Registered Holder and the CSD Participant or its nominee or JSE Member shall take no steps in the litigation which are not approved in writing by Sasol; and

7.2.3 if Sasol joined them, they shall merely abide by the decision of the court.

This constitutes a right for the benefit of the Registered Holder and the CSD Participant or its nominee and the JSE Member and their directors, employees, servants, agents or contractors or other persons for whom in law they may be liable *(stipulatio alteri),* which they will be entitled to accept at any time by notifying Sasol in writing of their acceptance.

8. POTENTIAL FINANCIAL ASSISTANCE WHICH MAY BE PROVIDED BY SASOL TO THE PUBLIC FACILITATION TRUST

Sasol Shareholders are reminded that at the meeting held on Friday, 16 May 2008 Sasol Shareholders approved a resolution permitting Sasol to grant financial assistance to the Public Facilitation Trust to enable it, *inter alia*, to purchase Sasol BEE Ordinary Shares from Sasol BEE Ordinary Shareholders who breached their Cash Contracts. Such purchase of Sasol BEE Ordinary Shares from Sasol BEE Ordinary Shareholders by the Public Facilitation Trust will not be a repurchase of securities in accordance with the Companies Act. (To date it has not been necessary for the Public Facilitation Trust to purchase any Sasol BEE Ordinary Shares as a consequence of breaches of any Cash Contracts.)

The Public Facilitation Trust might be directed by Sasol to purchase Sasol BEE Ordinary Shares as a result of a breach of, or as otherwise contemplated in, an Amended Cash Contract, a breach of, or as otherwise contemplated in, a New Cash Contract, a breach of, or as otherwise contemplated in, an Amended New Cash Contract, a breach of, or as otherwise contemplated in, a BEE Contract, a misdeal in terms of the JSE Rules and Directives and a breach contemplated in the Sasol Articles if no BEE Contract is signed. The approval referred to above would not cover any of these circumstances. Accordingly, Sasol Shareholders will be requested to pass a resolution in terms of section 38(2A) of the Companies Act to allow Sasol to provide financial assistance to the Public Facilitation Trust under those circumstances.

When the original approval was granted during May 2008 the Board at that time was satisfied that it could comply with the requirements of solvency and liquidity when giving such financial assistance to the Public Facilitation Trust. The number of Sasol BEE Ordinary Shares in issue has not changed since that time. It is merely the circumstances in which Sasol BEE Ordinary Shares could be acquired by the Public Facilitation Trust which have been extended. Accordingly, the Board has no reason at this time to consider that the Company will not meet the requirements of solvency and liquidity in terms of the Companies Act. If the Companies Act, 2008, comes into force in its current form, this approval will need to be renewed bi-annually.

9. **LIMITED RIGHT FOR SASOL TO DELIST THE SASOL BEE ORDINARY SHARES**

To the extent that the Proposed Listings Requirements permit Sasol, without obtaining the passing of an ordinary resolution from the requisite shareholders, to delist the Sasol BEE Ordinary Shares from the proposed BEE Segment, if that does not ensure generally that Sasol BEE Ordinary Shares are Beneficially Owned by BEE Compliant Persons only, the proposed new Article 168 referred to in special resolution number 7 in the Notice of General Meting will enable Sasol to exercise this right.

10. **APPROVALS SOUGHT**

The resolutions to be proposed at the General Meeting allow for:

10.1 the amendment to the Sasol Articles to insert new definitions for the purposes of Articles 162, 163, 164.1 and 165 to 169;

10.2 the amendment to the Sasol Articles to allow for the Bulk Dematerialisation;

10.3 the amendment to the Sasol Articles to provide for the continued application of the Cash Contract and/or for the New Cash Contract in respect of Sasol BEE Ordinary Shares that are not Dematerialised pursuant to the Bulk Dematerialisation;

10.4 the authorisation of the Transfer Secretaries to replace the share certificates of all Election Shareholders and the issue of new share certificates reflecting the new alpha code and ISIN;

10.5 the amendment to the Sasol Articles to incorporate the Additional Terms;

10.6 the amendment to the Sasol Articles to revise the rights, privileges and restrictions applicable to the Sasol BEE Ordinary Shares so as to allow the holding of such shares either in certificated or Dematerialised form and to take account of the listing on the proposed BEE Segment

10.7 the amendment to the Sasol Articles to provide for the manner in which holders of Sasol BEE Ordinary Shares will hold their shares either in certificated or Dematerialised form and to provide that any "proof of participation" document issued by the Company to any holder of certificated Sasol BEE Ordinary Shares will cease to be of any force or effect from the date of the Dematerialisation of such holder's Sasol BEE Ordinary Shares;

10.8 the amendment to the Sasol Articles to provide for the limited circumstances in which the Company will be entitled to delist the Sasol BEE Ordinary Shares from the proposed BEE Segment;

10.9 the amendment to the Sasol Articles to permit the release by a CSD Participant, Broker and/or Nominee Company as the case may be, of the contact details of a Sasol Shareholder to Sasol; and

10.10 the authorisation of Sasol to provide potential financial assistance in terms of section 38(2A) of the Companies Act in the circumstances outlined in paragraph 8.

11. **RECOMMENDATION OF THE BOARD**

The Board recommends that Sasol Shareholders vote in favour of the resolutions. The interests of the directors of Sasol, including those directors who own Sasol BEE Ordinary Shares, are disclosed in Appendix 2 to this Document.

12. **DIRECTORS' RESPONSIBILITY STATEMENT**

The Sasol directors, whose names appear on page 12 of this Document, collectively and individually, accept full responsibility for the accuracy of the information contained herein and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this Document contains all information required by law and the Listings Requirements.

13. **GENERAL MEETING**

Attached to this Document is a Notice of General Meeting to be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 at 09:00, for the purposes of considering and, if deemed fit, passing the resolutions as set out in the Notice of General Meeting.

Certificated Sasol Shareholders and own name Dematerialised Shareholders who are unable to attend the General Meeting and wish to be represented thereat must complete and return the attached Form of Proxy (*blue*) to the Transfer Secretaries to be received by no later than 10:00 on Wednesday, 24 November 2010.

Dematerialised Sasol Shareholders, other than own name Dematerialised Shareholders, who wish to attend the General Meeting must instruct their CSD Participants or Brokers to issue them with the necessary letter of representation to attend or, if they do not wish to attend the General Meeting, they may provide their CSD Participants or Brokers with their voting instructions in terms of their Custody Agreements.

For further information relating to the action required by Sasol Shareholders, please see the section "Action required by Sasol Shareholders" on pages 3 and 4 of this Document.

14. **CONSENTS**

The financial adviser, sponsor, attorneys and Transfer Secretaries have consented in writing to act in the capacities stated and to their names being included in this Document and have not withdrawn their consents prior to the publication of this Document.

15. **COSTS**

The costs in respect of professional advisers, printing and publishing costs are set out below, as well as the other costs to be borne by Sasol which include the cost of the Bulk Dematerialisation. These costs are estimated to total R13,9 million, comprised as follows:

Service provider	Estimated fees (R'm)
Edward Nathan Sonnenbergs Incorporated	5,70
Deutsche Securities SA (Proprietary) Limited	1,00
Printers	1,70
JSE document inspection fees	0.05
JSE listing fees	0,20
The Transfer Secretaries – Bulk Dematerialisation	0,30
Publicity and Communications	3,70
General meeting administration	0,20
Other	1,00
Total	**13,85**

16. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents will be made available for inspection at the Registered Office of Sasol from Monday, 1 November 2010 until Thursday, 25 November 2010:

16.1 copies of the memoranda and articles of association of Sasol and its operating subsidiaries;

16.2 the trust deed of the Public Facilitation Trust;

16.3 copies of the advisers' consent letters;

16.4 Sasol's audited financial statements for the years ended 30 June 2008, 30 June 2009 and 30 June 2010 (which are also available on Sasol's website at www.sasol.com);

16.5 Sasol's 2010 Form 20-F (which is also available on Sasol's website at www.sasol.com);

16.6 Sasol circular dated 24 April 2008; and

16.7 a signed copy of this Document.

Mr Colin Beggs has signed this Document on behalf of each of the Sasol directors.

On behalf of the Board

1 November 2010

Duly authorised
Johannesburg

INFORMATION ON SASOL

1. **NAME, ADDRESS AND INCORPORATION OF SASOL**

Sasol is a public company. It was incorporated under the laws of South Africa on 26 June 1979. The Sasol Ordinary Shares have been listed on the JSE since October 1979 and on the NYSE since 9 April 2003 by way of a sponsored Sasol ADR program. Its registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank, Johannesburg, 2196, South Africa.

2. **NATURE OF SASOL'S BUSINESS**

Sasol is an integrated energy and chemicals company based in South Africa and operating throughout the world. Sasol manufactures and markets liquid fuels, gas and chemicals. Sasol mines coal in South Africa. Through Sasol Synfuels (Proprietary) Limited ("Sasol Synfuels"), this coal, along with Mozambican natural gas, is converted into fuels and chemical feedstock using proprietary Fischer-Tropsch technology.

The Sasol Group also has chemical manufacturing and marketing operations in Europe, Middle East and the Americas. The larger chemical portfolios include monomers, polymers, solvents, olefins, surfactants, surfactant intermediates, comonomers, waxes, phenolics and nitrogenous products.

Sasol produces crude oil offshore Gabon and intends to increase its oil and gas production in selected regions around the world, including Mozambique, Papua New Guinea, Australia and West Africa. In South Africa, Sasol refines crude oil into liquid fuels and retails liquid fuels and lubricants produced in the refinery operated by National Petroleum Refiners of South Africa (Proprietary) Limited ("Natref") which is a joint venture with TOTAL South Africa (Proprietary) Limited and by Sasol Synfuels through a network of Sasol- and Exel-branded retail convenience centres. The Sasol Group also sells liquid fuels to other distributors in South Africa and exports fuels to a few sub-Saharan African countries.

Natural gas is produced in Mozambique for supply to customers and as feedstock for some of the Sasol Group's fuel and chemical production in South Africa.

In 2007, Sasol started up its first international joint-venture gas-to-liquids ("GTL") plant in Qatar. Through its associate in Nigeria, a second GTL plant is under construction, for planned commissioning in 2012.

These two GTL plants incorporate the proprietary Sasol Slurry Phase Distillate™ process. In 2009, Sasol Arya Polymers Company's two polymer plants in Iran entered beneficial operation. Sasol is promoting its GTL technology in Uzbekistan and its CTL technology in China and India.

The nature of the businesses of the significant operating subsidiaries and incorporated joint ventures is set out on pages 234 to 236 of Sasol's Annual Financial Statements for the year ended 30 June 2010 which are available on Sasol's website (www.sasol.com).

3. **CORPORATE GOVERNANCE**

The Company maintains a primary listing of its ordinary shares on the JSE as well as on the NYSE in the form of Sasol ADRs. The Company is accordingly subject to the ongoing disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission ("SEC") and the NYSE. The company complies with the Companies Act, the Listings Requirements and governance requirements of the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 ("SOX") applicable to foreign companies listed on the NYSE. In addition, Sasol has compared its corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and confirms that it complies with such NYSE corporate governance standards, in most respects. The significant differences relate to the composition of the remuneration and nomination and governance committees as set out in Sasol's 2010 annual report on Form 20-F, filed with the SEC on 28 September 2010.

Sound corporate governance structures and processes are being applied at Sasol and are considered by the Board to be pivotal to delivering on sustainable growth in the interest of all stakeholders. Governance structures and processes are regularly reviewed and adapted to accommodate internal corporate developments and to reflect national and international best practice to the extent considered in the best interest of the Company.

The King Committee released its third report on corporate governance in South Africa on 1 September 2009 following the promulgation of the new Companies Act, 2008, which at the date of this report had not yet come into effect, and changes in international governance trends. The code of governance and principles for South Africa as contained in King III ("King III") became effective from 1 March 2010 which was in the last part of Sasol's 2010 financial year. The JSE has indicated that listed companies should comply with the changes introduced by King III in respect of financial years commencing on or after 1 March 2010.

The various Committees of the Board and the Board itself have considered King III and its application in the Sasol Group at several meetings. Sasol already adheres to the majority of King III principles and recommended practices. Some of the changes introduced by King III such as the concept of "combined assurance" require extensive changes to existing processes which could not be fully implemented in the four remaining months of the financial year after King III became effective. The actions and changes to processes already approved by the Board during the 2010 financial year will, however, place the Company in a good position to provide a comprehensive report on its adherence to King III during the 2011 financial year as required by the JSE.

The Board considers corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with codes, legal, regulatory or Listings Requirements. The Board has therefore carefully considered the extent to which the implementation of new corporate governance concepts will in fact be in the best interest of the Company.

Further detailed information on Sasol's corporate governance can be found in Sasol's Annual Financial Statements for the year ended 30 June 2010 which can be viewed on Sasol's website (www.sasol.com).

4. **MATERIAL CHANGE**

    There have been no material changes in the financial or trading position of Sasol and its subsidiaries between the publication of its annual financial results for the year ended 30 June 2010 and the Last Practicable Date.

5. **LITIGATION STATEMENT**

    There are no legal or arbitration proceedings which may have, or have had, a determinable material effect on the financial position of the Sasol Group, other than those recorded or disclosed in the annual financial statements for the year ended 30 June 2010. There have been no material changes between the publication of its annual financial statements for the year ended 30 June 2010 and the Last Practicable Date.

    Furthermore, except to the extent disclosed, Sasol and its subsidiaries are not aware of any such proceedings that are pending or threatened against it which have a reasonable chance of success.

INFORMATION ON SASOL'S DIRECTORS

1. **DIRECTORS OF SASOL**

    The names, ages, qualifications, positions, terms of office, ages and nationalities of the directors of Sasol, if not South African, are set out below:

    Hixonia Nyasulu (56) *BA (Hons)*
    Non-executive chairman
    2006: Appointed to Board.
    2008: Appointed as chairman.

    Chairman of nomination and governance committee, and member of remuneration committee and risk and safety, health and environment committee.

    Founded TH Nyasulu & Associates; founder and non-executive chairman of Ayavuna Women's Investments (Pty) Limited; member of JP Morgan Advisory Board; past member of Banking Enquiry Panel, investigating charges in retail banking; past deputy chairman of Nedbank Limited; and past director of Tongaat Hulett Group (Pty) Limited, McCarthy Retail (Pty) Limited and Anglo Platinum Limited.

    Director of Unilever plc NV and Barloworld Limited.

    Rated by Financial Mail as one of the top three influential women in business in South Africa.

    Pat Davies (59) *BSc Eng (Mech)*
    Chief executive
    1975: Joined Sasol.
    1997: Appointed to Board.
    2005: Appointed chief executive.

    Member of risk and safety, health and environment committee.

    Has been responsible for oil and gas businesses, the internationalisation of Sasol's gas-to-liquids technology, and for Sasol's Mozambican natural gas project, from inception to successful completion.

    Director of Sasol Limited; Sasol Financing (Pty) Limited; Sasol Synfuels (Pty) Limited; Sasol Synfuels International (Pty) Limited and Sasol Technology (Pty) Limited.

    Nolitha Fakude (45) *BA (Hons)*
    Executive director
    2005: Appointed to Board.

    Member of risk and safety, health and environment committee.

    Responsible for sustainability and transformation; group human resources; corporate and government affairs; safety, health and environment; supply chain, information management and shared services.

    Past member of group executive committee at Nedbank Limited, responsible for group strategy, marketing, corporate affairs and transformation.

    Chairman of Sasol Mining Holdings (Pty) Limited and non-executive director of Sasol Oil (Pty) Limited and Sasol Synfuels (Pty) Limited; trustee and non-executive director of National Empowerment Fund; council member and second deputy chairman of Human Resources Development Council of South Africa.

    Christine Ramon (43) *CA(SA)*
    Executive director and chief financial officer
    2006: Appointed to Board.

    Member of the risk and safety, health and environment committee.

    Past CEO and financial director of Johnnic Holdings Limited; past director of Johnnic Communications Limited and chairperson of Autopax; past director of National Health Laboratory Services and Tsogo Sun Investment Holding Company. Past standing advisory committee member of the International Accounting Standards Board.

Chairman of Sasol Financing (Pty) Limited; director of Sasol Mining (Pty) Limited; Sasol Oil (Pty) Limited; Sasol Synfuels International (Pty) Limited; Sasol Petroleum International (Pty) Limited and Sasol Synfuels (Pty) Limited.

Director and audit committee member of Transnet Limited.

2006: Recognised as Young Global Leader by World Economic Forum.

2009: Awarded Most Influential Woman in Business in South Africa in the Chemical, Pharmaceutical and Petrochemical sector, by CEO Magazine.

Johnson Njeke (51) *CA(SA)*
Independent non-executive director
2009: Appointed to Board.

Member of audit committee.

Past partner at PricewaterhouseCoopers; co-founder of Kagiso Trust Investment (Pty) Limited and past board member of various companies in the Kagiso Group; past chairman of South African Institute of Chartered Accountants and past member of Katz Commission of Inquiry into Taxation in South Africa.

Chairman of Silver Unicorn Trading 33. On the boards of Adcorp Holdings Limited; ArcelorMittal South Africa Limited; Barloworld Limited; Metropolitan Holdings Limited; MTN Group Limited; Member of the Council of the University of Johannesburg; member of the audit committee of MTN Group and Barloworld.

Colin Beggs (62) *CA(SA)*
Independent non-executive director
2009: Appointed to Board.

Member of audit committee.

Past senior partner and CEO of PricewaterhouseCoopers; past chairman of PricewaterhouseCooper's global board; past chairman of South African Institute of Chartered Accountants (SAICA) board; past chairman of accounting practices committee of SAICA and past member of New Partnership for Africa's Development committee.

Director and member of the audit committee of ABSA Holdings and ABSA Bank Limited, and certain subsidiaries of the Discovery Group. Member of the Accounting Practices Board. Member of audit committee of SA Business Trust; founder member and director of Ethics Institute of South Africa.

Greg Lewin (57) *BE (Chem), MBA, FREng FIChemE (Australian citizen)*
Independent non-executive director
2010: Appointed to Board.

Member of risk and safety, health and environment committee.

Past executive vice president of Shell Downstream; past president of Shell Global Solutions and past president of Institution of Chemical Engineers.

Chairman of Industry Advisory Group, Faculty of Chemical and Biomolecular Engineering, Melbourne University; member of IChem Foundation; International Fellow of Royal Academy of Engineering and Fellow of Institution of Chemical Engineers.

Brian Connellan (70) *CA(SA)*
Independent non-executive director
1997: Appointed to Board.

Chairman of audit committee and member of risk and safety, health and environment committee and remuneration committee.

After joining the Barlow Rand Group in 1964, his career with Barlows covered a wide range of responsibilities, including the running of several major subsidiaries, both as chief executive and executive chairman. Appointed to the Barlow board in 1965, when executive chairman of Building Materials, Steel and Paint divisions. Executive chairman of Nampak Limited from 1990 until his retirement in 2000. Over his long career he was director of a number of listed companies, including Tiger Brands Limited, Oceana Group Limited, Safren, Adcock Ingram Holdings Limited, Bidcorp plc, and until recently, Illovo Sugar.

Currently director of Absa and Reunert. Past councillor of the South Africa Foundation, the Institute of Directors and the Corporate Forum and contributor to the first two King reports on Corporate Governance.

Henk Dijkgraaf (63) *MSc Eng (Mining) (Dutch citizen)*
Independent non-executive director
2006: Appointed to Board.

Chairman of remuneration committee and of risk and safety, health and environment committee and member of the audit committee.

Has held several operational, planning and managerial positions in oil and natural gas exploration and production companies of the Royal Dutch Shell group; past CEO of Shell International Gas and of Shell Coal and director of Shell Exploration and Production; past president of Shell Nederland and past CEO of Gasurie and Gas Terra.

Director and member of the audit committee of Eneco Holding NV; director of the Royal Tropical Institute and deputy chairman of the Netherlands Institute for the Near East.

Mandla Gantsho (48) *CA(SA), MSc, PhD*
Independent non-executive director
2003: Appointed to Board.

Member of audit committee and nomination and governance committee.

CEO of Nova Capital Africa, a leading emerging markets investment bank; past vice president, operations of African Development Bank Group; past CEO and chief financial officer of Development Bank of Southern Africa. Held senior management positions in Transnet Limited and Engen Petroleum Limited. Considerable experience in development finance and banking and corporate entrepreneurship.

Past director of AfroCentric Limited and Africa Water Facility.

Appointed non-executive director of Impala Platinum Holdings Limited with effect from 1 November 2010.

Anshu Jain (47) *BA (Hons), MBA (Indian citizen)*
Non-executive director
2003: Appointed to Board.

Head of Corporate and Investment Bank of Deutsche Bank and member of management board; past head of global markets of the bank; past MD of Merrill Lynch in New York; past member of Indian Prime Minister's working group on inward Investment in India. Recently led Deutsche Bank team advising UK treasury on financial stability.

2010 Risk Magazine's Lifetime Achievement Award and Business Leader Award from NASSCOM in India. Member of Financial Services Global Competitiveness Group for the Chancellor of the Exchequer, UK.

Imogen Mkhize (47) *BSc, MBA*
Independent non-executive director
2005: Appointed to Board.

Member of risk and safety, health and environment committee and remuneration committee.

Career history includes senior positions with Andersen Consulting and Nedcor Bank Limited; past managing director of Lucent Technologies (South Africa); past executive chairman of the Zitek Group and CEO of the World Petroleum Congress in South Africa from 2003 to 2006.

Chairman of Richards Bay Coal Terminal and director of several companies, including Mondi Limited and Mondi plc; MTN South Africa; Murray and Roberts Limited; member of Financial Markets Advisory Board and past member of Harvard Business School Global Alumni board; chairman-elect of Rhodes Business School.

2001: Recognised by World Economic Forum as Global Leader for Tomorrow.

Jürgen Schrempp (66) *BSc Eng (German citizen)*
Lead independent non-executive director
1997: Appointed to Board.

Member of the nomination and governance committee and remuneration committee.

Past chairman of the board of management of Daimler Chrysler AG and of the board of management of Daimler Benz Aerospace AG; past board member of several Daimler Benz subsidiary companies and past director of Allianz AG; the NYSE; Vodafone Group plc and South African Airways (Pty) Limited.

Non-executive chairman of Mercedes Benz South Africa; director of Jonah Capital (Pty) Limited and Compagnie Financiere Richemont SA and partner of Compagnie Financiere Rupert; non-executive chairman of Iron Mineral Beneficiation Services (Pty) Limited; member of the International Investment Council of the President of South Africa and chairman emeritus of the Global Business Coalition on HIV/Aids.

He is the recipient of numerous awards from the business and industrial community.

Tom Wixley (70) *CA(SA)*

Independent non-executive director

2007: Appointed to Board.

Member of the audit committee and nomination and governance committee.

Past chairman of Ernst & Young; served on the International Council of Ernst &Young International and past member of the Accounting Practices Committee and Accounting Practices Board.

Director of Anglo Platinum Limited and member of the audit committee; chairman of New Corpcapital Limited; director and member of audit committee of Clover Industries Limited, Avusa Limited, Sanlam Developing Markets Limited and Pan Africa Insurance Holdings Limited and current chairman of ad hoc committee on corporate law reform of South African Institute of Chartered Accountants.

The business address at which all of the Sasol directors, senior managers and the directors of the material subsidiaries of Sasol may be contacted is:

Physical address:

1 Sturdee Avenue
Rosebank
2196
South Africa

Postal address:

PO Box 5486
Johannesburg
2000
South Africa

2. **DIRECTORS' INTERESTS IN SECURITIES**

On the Last Practicable Date, the directors of Sasol and their associates beneficially held Sasol Shares (either directly or indirectly) as follows:

Sasol director	Direct	Indirect[1]	Total	Percentage of the issued share capital
Executive				
L P A Davies	158 800	228	159 028	<0,1
V N Fakude	–	1 500	1 500	<0,1
K C Ramon	21 500	41 556	63 056	<0,1
Non-executive				
B P Connellan	10 500	–	10 500	<0,1
I N Mkhize	–	19 939	19 939	<0,1
T H Nyasulu	–	1 450	1 450	<0,1
T A Wixley	2 500	–	2 500	<0,1
Total	**193 300**	**64 673**	**257 973**	

[1] Includes units in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

Beneficial shareholding disclosed in the table above includes shares held (all indirectly) by the following black directors and their associates as a result of their participation in the Sasol Inzalo BEE Transaction on 8 September 2008:

Sasol director	Sasol BEE Ordinary shares	Sasol Inzalo Ordinary shares	Percentage of the issued share capital
Executive director			
K C Ramon	–	41 556[1]	<0,1
Non-executive directors			
I N Mkhize	313	18 626	<0,1
T H Nyasulu	–	1 450	<0,1
Total	**313**	**61 632**	

[1] This includes an effective interest in 427 Sasol Inzalo Public Limited ordinary shares held by Melanani Investments (Proprietary) Limited in which Ms Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares held by Melanani Womens Investments (Proprietary) Limited in which Ms Ramon has a 20% interest.

3. **SASOL DIRECTORS' INTERESTS IN AND OPTIONS OR PREFERRED RIGHTS IN RESPECT OF SASOL ORDINARY SHARES AND SHARE INCENTIVE SCHEMES**

The following executive directors held options over Sasol Ordinary Shares at the Last Practicable Date:

Name	Number	Issue date	Share option price	Expiry date
L P A Davies	22 300	10 September 2003	R89,50	10 September 2012
	39 700	09 September 2004	R111,20	09 September 2013
	390 000	08 July 2005	R193,25	08 July 2014
	47 200	14 September 2006	R232,38	14 September 2015
V N Fakude	91 900	19 October 2005	R219,50	19 October 2014
K C Ramon	81 700	22 November 2006	R249,00	22 November 2015

The Sasol Share Incentive Scheme was replaced with the Share Appreciation Rights Scheme with effect from 1 March 2007. The following tables reflect the rights awarded to executive directors in terms of the Share Appreciation Rights Scheme:

Share appreciation rights with no performance targets:

Name	Number	Date awarded	Offer price	Expiry date
L P A Davies	55 200	12 September 2007	R294,50	12 September 2016
	70 800	11 September 2008	R352,10	11 September 2017
V N Fakude	17 100	12 September 2007	R294,50	12 September 2016
	22 400	11 September 2008	R352,10	11 September 2017
K C Ramon	23 200	11 September 2008	R352,10	11 September 2017

Share appreciation rights with performance targets:

Name	Number	Date awarded	Offer price	Expiry date
L P A Davies	141 000	16 September 2010	R298,65	16 September 2019
V N Fakude	19 900	04 December 2009	R289,99	04 December 2018
	47 400	16 September 2010	R298,65	16 September 2019
K C Ramon	23 000	04 December 2009	R289,99	04 December 2018
	39 500	16 September 2010	R298,65	16 September 2019

The following table reflects the rights awarded to executive directors in terms of the Medium Term Incentive Scheme:

Name	Number	Date awarded	Offer price	Expiry date
L P A Davies	31 339	16 September 2010	0,00	16 September 2013
V N Fakude	4 442	04 December 2009	0,00	04 December 2012
	10 531	16 September 2010	0,00	16 September 2013
K C Ramon	5 136	04 December 2009	0,00	04 December 2012
	8 776	16 September 2010	0,00	16 September 2013

No share appreciation rights or medium-term incentives were awarded to Mr L P A Davies during 2009 as a result of an *ad hoc* precautionary closed period applicable to a select group of Sasol employees.

In terms of the Sasol Inzalo BEE Transaction 25 000 Sasol Inzalo Management share rights were granted to each of the Black executive directors. Mss V N Fakude and K C Ramon accordingly each hold 25 000 Sasol Inzalo Management share rights.

Non-executive directors do not participate in the Company's share incentive schemes.

SHARE CAPITAL OF SASOL

1. **SHARE CAPITAL OF SASOL**

   The authorised and issued shares and stated capital of Sasol as at the Last Practicable Date are set out below:

		Stated capital (R'm)
Authorised		
1 127 690 590	Sasol Ordinary Shares of no par value	
28 385 646	Sasol Preferred Ordinary Shares of no par value	
18 923 764	Sasol BEE Ordinary Shares of no par value	
Issued		
640 728 416	Sasol Ordinary Shares of no par value	14 840
25 547 081	Sasol Preferred Ordinary Shares of no par value	9 350
2 838 565	Sasol BEE Ordinary Shares of no par value	1 038
Shares in reserve		
486 962 174	Sasol Ordinary Shares of no par value	
2 838 565	Sasol Preferred Ordinary Shares of no par value	
16 085 199	Sasol BEE Ordinary Shares of no par value	
Treasury shares		
8 809 886	Sasol Ordinary Shares of no par value[1]	204

   [1] Shares repurchased and held by a wholly-owned subsidiary of Sasol, Sasol Investment Company (Proprietary) Limited.

   The following shares were issued during the three financial years preceding the Last Practicable Date:

	2010	2009	2008
Shares issued at beginning of year	665 880 862	676 711 298	627 696 148
Issued in terms of the Sasol Share Incentive Scheme	1 792 600	1 745 800	4 859 700
Issued pursuant to the Sasol Inzalo BEE Transaction	–	18 923 764	44 155 450
Shares cancelled during the year	–	(31 500 000)	–
Shares issued at end of year	**667 673 462**	**665 880 862**	**676 711 298**

2. **MAJOR SHAREHOLDERS**

   The major shareholders of Sasol Ordinary Shares who beneficially held 5% or more of the issued Sasol Ordinary Shares as at 31 August 2010 are as follows:

Shareholders	Number of Ordinary shares	Direct or Indirect	Percentage of total Sasol Ordinary Shares in issue
Government Employees Pension Fund[1]	85 434 723	Indirect	12,8
Industrial Development Corporation of South Africa Limited	53 266 887	indirect	8,0

   [1] 62,5 million of the shares beneficially owned by the Government Employees Pension Fund are administered by the Public Investment Corporation Limited, previously disclosed as the beneficial owner.

   The directors are not aware of any change in shareholders who beneficially held 5% or more of the Sasol Ordinary Shares between 31 August 2010 and the Last Practicable Date.

PROVISIONS OF THE CASH CONTRACT

By signing and submitting this Cash Invitation Application Form to Sasol I/we warrant in favour of Sasol that:

1.1 I/we have read and understood this Cash Invitation Application Form and the Annexure thereto set out in Annexure 17 to the Cash Invitation Prospectus, and understand that they together constitute the offer made by me/us;

1.2 I am/we are a Black Person or a Black Group, as the case may be;

1.3 I/we will be the registered and the beneficial owner of the Sasol BEE Ordinary Shares which may be allotted and issued to me/us;

1.4 each warranty provided in clauses 1.1, 1.2 and 1.3 is and will be true and complete on the signature date of this Cash Invitation Application Form, on each date when any amount is deposited into the Temporary Inzalo Postbank Account, the Effective Date and each date between those dates and, if my/our application is successful, will continue to be true for the duration of the Empowerment Period unless I/we Sell all my/our Sasol BEE Ordinary Shares, whichever occurs the earlier in time; and

1.5 the information provided by me/us in this Cash Invitation Application Form (including Supporting Documents) is true and complete as at the date of signature hereof.

I/we acknowledge that Sasol will rely on the truth and completeness of the above warranties and the information in the Cash Invitation Application Form (including all Supporting Documents) provided by me/us and will make a decision in relation to the acceptance of my/our offer based on the strength of such warranties and information.

Annexure 17

When you submit your signed Cash Invitation Application Form, you agree that the contractual terms as set out in the Agreement will govern the holding of your Sasol BEE Ordinary Shares. "You" in the Agreement refers to any member of the public who completes, signs and submits a Cash Invitation Application Form to the Post Office.

1. INTERPRETATION AND PRELIMINARY

The headings of the clauses in this annexure are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of the Agreement nor any clause hereof. Unless a contrary intention clearly appears:

1.1 *words importing:*

1.1.1 *the masculine include the feminine and vice versa;*

1.1.2 *the singular include the plural and vice versa;*

1.1.3 *natural persons include created entities (corporate or unincorporate) and the state and vice versa;*

1.2 *the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely:*

1.2.1 *"**Agreement**" means the Cash Invitation Application Form as read with this annexure;*

1.2.2 *"**Applicants**" means those who sign and deliver the Cash Invitation Application Forms and supporting documents to the Post Office, before the Closing Date;*

1.2.3 *"**BEE Act**" means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, and any regulations promulgated thereunder;*

1.2.4 *"**BEE Status**" means, in relation to a Black Group, your percentage of Black ownership or Black membership or Black beneficiaries or Black participants, as the case may be and, your percentage of Black representation at board or trustee level or similar governing organ level on the date when you sign the Cash Invitation Application Form;*

1.2.5 *"**Black Company**" means a company which is a BEE Controlled Company * and a BEE Owned Company † each as defined in the Codes;*

1.2.6 *"**Black Entity**" means a vesting trust which qualifies for recognition under the Codes, a broad-based ownership scheme (as contemplated in the Codes), a close corporation, or an unincorporated entity or association, including a partnership, joint venture, syndicate or "stokvel" as may be determined by Sasol in its sole discretion as an entity or association, which may enable Sasol to claim points pursuant to the Codes;*

1.2.7 *"**Black Groups**" means Black Companies and Black Entities;*

1.2.8 *"**Black Person/s**"/"**Black People**":–*

1.2.8.1 in respect of Applicants, has the meaning ascribed to it under Code 000 of the Codes, being Africans, Coloureds and Indians who are natural persons and who are South African citizens by (i) birth or descent, or (ii) naturalisation occurring (a) prior to 27 April 1994, being the commencement date of the Constitution of the Republic of South Africa of 1993, or (b) after that date but who would have qualified for naturalisation prior to that date if it were not for the apartheid policies in place in the Republic of South Africa; or

1.2.8.2 in respect of new owners of Sasol BEE Ordinary Shares, means a 'black person' as defined in the BEE Act and/or the Codes and/or any charter applicable to the Sasol group of companies, whichever is the most stringent as at the date of Selling the Sasol BEE Ordinary Shares,

*and "**Black**" shall be construed accordingly;*

1.2.9 *"**Business Day**" means any day other than a Saturday or a Sunday or an official public holiday in the Republic of South Africa;*

1.2.10 *"**Cash Invitation**" means the invitation pursuant to the Cash Invitation Prospectus;*

1.2.11 *"**Cash Invitation Application Form**" means the application form for Sasol BEE Ordinary Shares which you have signed;*

1.2.12 *"**Cash Invitation Minimum Investment Period**" means a period of 730 (seven hundred and thirty) days, commencing on the Effective Date;*

1.2.13 *"**Cash Invitation Prospectus**" means the prospectus of Sasol dated 15 May 2008;*

1.2.14 *"**Closing Date**" means the closing date of the Cash Invitation, being 12:00 on 5 July 2008, or such other later date as advised to you by Sasol, provided that this later date shall not be later than 4 (four) months after the date of the Cash Invitation Prospectus;*

1.2.15 *"**Codes**" means the Codes of Good Practice promulgated in terms of section 9(1) of the BEE Act;*

1.2.16 *"**Custodian**" means a custodian appointed by Sasol from time to time, in its discretion;*

1.2.17 *"**Effective Date**" means the date of allotment and issue of Sasol BEE Ordinary Shares to successful Applicants pursuant to the Cash Invitation;*

1.2.18 *"**Empowerment Period**" means a period of 3 650 (three thousand, six hundred and fifty) days (or if the last day of that period is not a Business Day, up to and including the next Business Day), or such shorter period as may be determined by Sasol, commencing on the Effective Date;*

1.2.19 *"**Encumbrance**" means any mortgage, charge, pledge, hypothecation, lien, cession or assignment by way of security, option, right to acquire, right of pre-emption, preferential right or arrangement, right of retention or agreement to confer security or any restriction or other arrangement whatsoever which has the same or a similar effect to the granting of security, and "**Encumber**" shall have the appropriate meaning accordingly;*

1.2.20 *"**Forced Sale Value**" means the value of a Sasol BEE Ordinary Share determined by Sasol in accordance with the formula set out in Annexure 17(1);*

1.2.21 *"**JSE**" means JSE Limited (registration number 2005/022939/06) (or its successor in body);*

1.2.22 *"**Post Office**" means South African Post Office Limited (registration number 1991/005477/06);*

1.2.23 *"**Public Facilitation Trust**" means Sasol Inzalo Public Facilitation Trust, IT reference number 1182/2008;*

1.2.24 *"**Sasol**" means Sasol Limited (registration number 1979/003231/06);*

1.2.25 *"**Sasol Articles**" means the articles of association of Sasol;*

1.2.26 *"**Sasol BEE Ordinary Shares**" means ordinary shares of no par value in the stated capital of Sasol;*

1.2.27 *"**Sasol BEE Shareholders**" means registered holders of Sasol BEE Ordinary Shares;*

---

* *A summary of the current definition in the Codes is set out below for your convenience only, and such summary should not be construed as an interpretation of the Codes.*

A BEE controlled company is a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People controls or control, on a flow-through basis (as such term is contemplated in the Codes), in excess of 50% of all exercisable voting rights in relation to the ordinary shares or other equity interest of such company, exercisable by members in general meeting or otherwise.

† *A summary of the current definition in the Codes is set out below for your convenience only, and such summary should not be construed as an interpretation of the Codes.*

A BEE owned company means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:

(1) beneficially owns or own, on a flow-through basis (as such term is contemplated in the Codes and which excludes measurement utilising the modified flow-through basis), in excess of 50% of the ordinary shares or other equity interest of such company; and

(2) is or are entitled to in excess of 50% on a flow-through basis (as such term is contemplated in the Codes and which excludes measurement utilising the modified flow-through basis) of all economic interest in relation to such ordinary shares or other equity interest of such company.

1.2.28 "*Sell*" means sell or otherwise dispose of or transfer (including, but without limiting the generality of the aforegoing, by way of donation or dividend or distribution of assets), and "*Sale*" and "*Sold*" shall be construed accordingly;

1.2.29 "*Trading Market*" means the mechanism which Sasol will use its reasonable endeavours to establish, for trading in Sasol BEE Ordinary Shares after the Cash Invitation Minimum Investment Period;

1.2.30 "*Transfer Secretaries*" means Computershare Investor Services (Proprietary) Limited (registration number 2004/003647/07) or a transfer secretary selected by Sasol from time to time in its discretion;

1.3 any reference in the Agreement to you shall, if you are liquidated or sequestrated, as the case may be, be applicable also to and binding upon your liquidator or trustee;

1.4 the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply.

2. DURATION

2.1 As regards any Sasol BEE Ordinary Share allotted and issued to you, the Agreement shall remain in force until the earlier of the expiration of the Empowerment Period and the date on which you Sell all such Sasol BEE Ordinary Shares.

2.2 Notwithstanding the provisions of clause 2.1, the expiration or termination of the Agreement shall not affect such of the provisions of the Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

3. CUSTODIAN AND TRANSFER SECRETARIES

3.1 On the Effective Date, Sasol will issue a share certificate in respect of the Sasol BEE Ordinary Shares which have been allotted and issued to you.

3.2 You agree that your Sasol BEE Ordinary Shares will be held in certificated form. You agree that, at your risk, your share certificate will be deposited with and will be held on your behalf by the Custodian. You agree that, in addition to any express provisions in the Agreement, you will be bound by those parts of any agreement which Sasol concludes with the Custodian and which are standard in the market, provided that you will not in any way be liable for any fees of the Custodian.

3.3 If you have Encumbered your Sasol BEE Ordinary Shares in accordance with the requirements of clause 5.3.1, the Custodian will hold your share certificate on behalf of the person in whose favour you have given the Encumbrance.

3.4 Your share certificate will be released by the Custodian to the Transfer Secretaries for implementing any transfer of your Sasol BEE Ordinary Shares as is permitted in terms of:

3.4.1 the Sasol Articles;

3.4.2 the Agreement;

3.4.3 any agreement providing for an Encumbrance complying with clause 5.3.1.

3.5 Subject to clause 6.1, the Transfer Secretaries will issue a new share certificate to the new owner of the Sasol BEE Ordinary Shares which shall be deposited with the Custodian. To the extent that you have not Sold all of your Sasol BEE Ordinary Shares, your new share certificate in respect of such Sasol BEE Ordinary Shares which have not been Sold will be redeposited with the Custodian.

3.6 After the Empowerment Period, your Sasol BEE Ordinary Share certificate will be posted by the Custodian to your address for service selected by you in terms of clause 12.1.2, at your risk.

3.7 The Custodian shall not be liable to you for any direct, indirect, extrinsic, special, penal, punitive, exemplary or consequential loss or damage of any kind whatsoever or howsoever caused, arising as a result of any act or omission (including any negligent, or grossly negligent act or omission) on the part of the Custodian as regards your Sasol BEE Ordinary Shares.

4. WARRANTIES

All the warranties given by you in terms of the Agreement, including those warranties provided in Part F of the Funded Application Form, shall be deemed to be material.

5. YOUR UNDERTAKINGS

You undertake:—

5.1 if you are a Black Group:—

5.1.1 for the duration of the Cash Invitation Minimum Investment Period, to maintain your BEE Status;

5.1.2 after the Cash Invitation Minimum Investment Period, for the remainder of the Empowerment Period, while you continue to hold Sasol BEE Ordinary Shares, that you shall remain a Black Group;

5.2 to provide Sasol, at your own cost, within 30 (thirty) days of its written request, with a BEE compliance certificate in a form acceptable to Sasol, from a verification agency selected by Sasol, certifying, whichever is applicable, that you are a Black Person or if you are a Black Group that you are in compliance with clause 5.1. If you are a Black Person and no verification agency verifies natural people, then you undertake to provide Sasol with such documentation reasonably required by Sasol in order to satisfy itself that you are a Black Person;

5.3 not to:—

5.3.1 Encumber your Sasol BEE Ordinary Shares at any time during the Empowerment Period unless the terms of the agreement providing for such Encumbrance expressly provide that if the security is realised, the Sasol BEE Ordinary Shares may only be Sold to Black People and/or Black Groups and then only after the expiration of the Cash Invitation Minimum Investment Period;

5.3.2 unless any one of clauses 7 to 9 applies, Sell your Sasol BEE Ordinary Shares or any rights or interests therein, prior to the expiry of the Cash Invitation Minimum Investment Period;

5.3.3 Sell your Sasol BEE Ordinary Shares or any rights or interests therein after the Cash Invitation Minimum Investment Period but prior to the end of the Empowerment Period to anyone who is not a Black Person or Black Group.

6. PROVISIONS APPLICABLE TO SALES OF SASOL BEE ORDINARY SHARES

6.1 Save for a Sale to the Public Facilitation Trust, you undertake, in respect of every permitted Sale of your Sasol BEE Ordinary Shares to:—

6.1.1 thoroughly check that the buyer is in fact a Black Person or a Black Group;

6.1.2 obtain a copy of an agreement from the Transfer Secretaries which must be signed by the new owner and to deliver to the Transfer Secretaries an original of such an agreement,

and, save for the transfer of the Sasol BEE Ordinary Shares to your heirs in the event of your death or the Sale by your liquidator or trustee in the event of your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one.

6.2 You are not obliged to first offer your Sasol BEE Ordinary Shares to other Sasol BEE Shareholders.

7. BREACH

7.1 If:

7.1.1 at any time during the Cash Invitation Minimum Investment Period you breach any one of the provisions set out in clauses 5.1.1 or 5.3.2;

7.1.2 at any time during the Empowerment Period:-

7.1.2.1 you have misrepresented your BEE Status or have in any way committed a breach of any of the warranties set out in the Agreement;

7.1.2.2 you breach any of the provisions set out in clause 5.1.2, 5.2, 5.3.1 or 5.3.3;

7.1.2.3 you breach the provisions set out in clause 6.1;

7.1.2.4 you have made a fraudulent or untrue statement in your Cash Invitation Application Form or any supporting documents, or any information contained in your Cash Invitation Application Form cannot be verified to Sasol's satisfaction,

you shall immediately notify Sasol in writing.

7.2 At any time after learning of the occurrence of an event contemplated in any one of the provisions in clause 7.1, the Public Facilitation Trust shall be entitled, but shall not be obliged to buy your Sasol BEE Ordinary Shares by giving you written notice, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:

7.2.1 your Sasol BEE Ordinary Shares shall be acquired with effect from the day prior to the date of the occurrence of an event contemplated in any one of the provisions set out in clause 7.1;

7.2.2 the purchase price of your Sasol BEE Ordinary Shares shall be the Forced Sale Value calculated as at the date of the occurrence of the relevant event, discounted by 50% (fifty percent);

7.2.3 the purchase price, less an amount equal to the amount of dividends paid to you during the period in which you were in breach, shall be payable against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 3 (three) days from the date when the Public Facilitation Trust gives you notice, then you agree that the Public Facilitation Trust is irrevocably and in rem suam authorised and appointed as your attorney and agent to sign the necessary transfer forms;

7.2.4 the Sasol BEE Ordinary Shares and claims shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:–

7.2.4.1 you are the beneficial as well as registered owner thereof; and

7.2.4.2 no person has any right of any nature whatsoever to acquire the Sasol BEE Ordinary Shares in question;

7.2.5 the stamp duty or securities transfer tax payable in respect of the registration of transfer of the Sasol BEE Ordinary Shares Sold in terms hereof shall be borne by the Public Facilitation Trust.

8. DEATH

8.1 If you are a Black Person:–

8.1.1 who dies during the Empowerment Period, then:–

8.1.1.1 the Public Facilitation Trust will not have the right to buy your Sasol BEE Ordinary Shares pursuant to clause 7 even though those shares as a result may now be held in breach of the requirements of the Agreement unless clause 8.2 applies;

8.1.1.2 if you die during the Cash Invitation Minimum Investment Period, the restrictions set out in clause 5.3.2 are relaxed so that the executor of your estate may comply with clause 8.1.1.3;

8.1.1.3 your executor, instead of having to do so immediately, will have 180 (one hundred and eighty) days to transfer your Sasol BEE Ordinary Shares, subject to compliance with clause 6, to your heir/s provided that such heir/s is/are a Black Person or a Black Group, or your executor may Sell your Sasol BEE Ordinary Shares to any Black Person and/or a Black Group.

8.2 If your executor has not complied with clause 8.1.1.3, the Public Facilitation Trust shall be entitled, but shall not be obliged to buy your Sasol BEE Ordinary Shares by written notice to your executor, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:

8.2.1 the Sasol BEE Ordinary Shares shall be acquired with effect from the day prior to the date of your death;

8.2.2 the purchase price of the Sasol BEE Ordinary Shares shall be the Forced Sale Value calculated as at the date of the written notice from the Public Facilitation Trust to your executor, discounted by 10% (ten percent). The reason for the discount is to encourage your executor to find a suitable buyer if your heir/s is/are not a Black Person/s or a Black Group, because Sasol will, if it wishes to maintain the same level of Black ownership, have to fund the Public Facilitation Trust to enable it to exercise its right to buy your Sasol BEE Ordinary Shares;

8.2.3 the purchase price, less an amount equal to the amount of dividends paid to you during the period in which your executor was in breach of clause 8.1.1.3, shall be payable against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives your executor notice, you agree that the Public Facilitation Trust is irrevocably and in rem suam authorised and appointed as your attorney and agent, or that of your executor, to sign the necessary transfer forms;

8.2.4 the Sasol BEE Ordinary Shares and claims shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:–

8.2.4.1 you are the beneficial as well as registered owner thereof; and

8.2.4.2 no person has any right of any nature whatsoever to acquire the Sasol BEE Ordinary Shares in question;

8.2.5 the stamp duty or securities transfer tax payable in respect of the registration of transfer of the Sasol BEE Ordinary Shares Sold in terms hereof shall be borne by the Public Facilitation Trust.

8.3 If you are a Black Group and any of your shareholders, members, participants or beneficiaries die, as a result of which, during the:–

8.3.1 Cash Invitation Minimum Investment Period, you do not maintain your BEE Status;

8.3.2 after the Cash Invitation Minimum Investment Period but during the Empowerment Period, you are no longer a Black Group,

then:–

8.3.3 the Public Facilitation Trust will not have the right to buy your Sasol BEE Ordinary Shares pursuant to clause 7 even though those shares as a result may now be held in breach of the requirements of the Agreement unless clause 8.4 applies;

8.3.4 if the death occurs:–

8.3.4.1 during the Cash Invitation Minimum Investment Period, the restrictions set out in clause 5.3.2 are relaxed so that you can Sell your Sasol BEE Ordinary Shares to a third party in accordance with clause 8.3.5, provided that such third party has at least the same BEE Status as you;

8.3.4.2 after the Cash Invitation Minimum Investment Period but during the Empowerment Period, you can Sell your Sasol BEE Ordinary Shares to a Black Group and/or a Black Person in accordance with clause 8.3.5.

8.3.5 Instead of having to remedy the breach caused by the death immediately you will have 180 (one hundred and eighty) days from the date of the death to act in accordance with clause 8.3.4.

8.4 If your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the death has not otherwise been remedied within 180 (one hundred and eighty) days from the date of the death in question, the Public Facilitation Trust shall be entitled, but shall not be obliged to buy your Sasol BEE Ordinary Shares by written notice to you, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:

8.4.1 the Sasol BEE Ordinary Shares shall be acquired with effect from the day prior to the date of the death in question;

8.4.2 the purchase price of the Sasol BEE Ordinary Shares shall be the Forced Sale Value calculated as at the date of the written notice from the Public Facilitation Trust to you, discounted by 10% (ten percent). The reason for the discount is to encourage you to find a suitable buyer if the breach caused by the death cannot otherwise be remedied, because Sasol will, if it wishes to maintain the same level of Black ownership, have to fund the Public Facilitation Trust to enable it to exercise its right to buy your Sasol BEE Ordinary Shares;

8.4.3 the purchase price, less an amount equal to the amount of dividends paid to you during the period in which you have been in breach of clause 8.3.4, shall be payable against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives you notice, then you agree that the Public Facilitation Trust is irrevocably and in rem suam authorised and appointed as your attorney and agent to sign the necessary transfer forms;

8.4.4 the Sasol BEE Ordinary Shares and claims shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:–

8.4.4.1 you are the beneficial as well as registered owner thereof; and

8.4.4.2 no person has any right of any nature whatsoever to acquire the Sasol BEE Ordinary Shares in question;

8.4.5 the stamp duty or securities transfer tax payable in respect of the registration of transfer of the Sasol BEE Ordinary Shares Sold in terms hereof shall be borne by the Public Facilitation Trust.

9. INVOLUNTARY INSOLVENCY/LIQUIDATION

9.1 If you are a Black Person who is involuntarily sequestrated (whether provisionally or finally), during the Empowerment Period, then:–

9.1.1 the Public Facilitation Trust will not have the right to buy your Sasol BEE Ordinary Shares pursuant to clause 7 even though those shares as a result may now be held in breach of the requirements of the Agreement unless clause 9.2 applies;

9.1.2 if you are involuntarily sequestrated (provisionally or finally), during the Cash Invitation Minimum Investment Period, the restrictions set out in clause 5.3.2 are relaxed so that the trustee of your estate may comply with clause 9.1.3;

9.1.3 the trustee, instead of having to do so immediately, will have 180 (one hundred and eighty) days from the date of your provisional sequestration to Sell your Sasol BEE Ordinary Shares, subject to compliance with clause 6, to any Black Person and/or a Black Group.

9.2 If the trustee has not complied with clause 9.1.3, the Public Facilitation Trust shall be entitled, but shall not be obliged to buy your Sasol BEE Ordinary Shares by written notice to the trustee, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:

9.2.1 the Sasol BEE Ordinary Shares shall be acquired with effect from the day prior to the date of your provisional sequestration;

9.2.2 the purchase price of the Sasol BEE Ordinary Shares shall be the Forced Sale Value calculated as at the date of the written notice from the Public Facilitation Trust to the trustee, discounted by 10% (ten percent). The reason for the discount is to encourage the trustee to find a suitable buyer, because Sasol will, if it wishes to maintain the same level of Black ownership, have to fund the Public Facilitation Trust to enable it to exercise its right to buy your Sasol BEE Ordinary Shares;

9.2.3 the purchase price, less an amount equal to the amount of dividends paid to you during the period in which the trustee was in breach of clause 9.1.3, shall be payable against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives the trustee notice, then you agree that the Public Facilitation Trust is irrevocably and in rem suam authorised and appointed as your attorney and agent to sign the necessary transfer forms;

9.2.4 the Sasol BEE Ordinary Shares and claims shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:–

9.2.4.1 you are the beneficial as well as registered owner thereof; and

9.2.4.2 no person has any right of any nature whatsoever to acquire the Sasol BEE Ordinary Shares in question;

9.2.5 the stamp duty or securities transfer tax payable in respect of the registration of transfer of the Sasol BEE Ordinary Shares Sold in terms hereof shall be borne by the Public Facilitation Trust.

9.3 If you are a Black Group and any of you are involuntarily liquidated (provisionally or finally), as a result of which, during the:–

9.3.1 Cash Invitation Minimum Investment Period, you fail to maintain your BEE Status;

9.3.2 after the Cash Invitation Minimum Investment Period but during the Empowerment Period, you are no longer a Black Group,

then:–

9.3.3 the Public Facilitation Trust will not have the right to buy your Sasol BEE Ordinary Shares pursuant to clause 7 even though those shares as a result may now be held in breach of the requirements of the Agreement unless clause 9.4 applies;

9.3.4 if it is not possible for the breach to be remedied;

9.3.4.1 during the Cash Invitation Minimum Investment Period, the restrictions set out in clause 5.3.2 are relaxed so that your liquidator can Sell your Sasol BEE Ordinary Shares to a third party, provided that such third party has at least the same BEE Status as you;

9.3.4.2 after the Cash Invitation Minimum Investment Period but during the Empowerment Period, your liquidator can Sell your Sasol BEE Ordinary Shares to a Black Group and/or a Black Person.

9.3.5 Instead of having to remedy the breach immediately your liquidator will have 180 (one hundred and eighty) days from the date of your provisional liquidation to act in accordance with clause 9.3.4.

9.4 If your Sasol BEE Ordinary Shares have not been Sold or the breach caused by the liquidation has not otherwise been remedied within 180 (one hundred and eighty) days from the date of your liquidation, the Public Facilitation Trust shall be entitled, but shall not be obliged to buy your Sasol BEE Ordinary Shares by written notice to your liquidator, in which event a Sale of your Sasol BEE Ordinary Shares shall be deemed to have been concluded on the following terms and conditions:

9.4.1 the Sasol BEE Ordinary Shares shall be acquired with effect from the day prior to the date of your provisional liquidation;

9.4.2 the purchase price of the Sasol BEE Ordinary Shares shall be the Forced Sale Value calculated as at the date of the written notice from the Public Facilitation Trust to your liquidator, discounted by 10% (ten percent). The reason for the discount is to encourage your liquidator to find a suitable buyer, because Sasol will, if it wishes to maintain the same level of Black ownership, have to fund the Public Facilitation Trust to enable it to exercise its right to buy your Sasol BEE Ordinary Shares;

9.4.3 the purchase price, less an amount equal to the amount of dividends paid to you during the period in which your liquidator was in breach of clause 9.3.4, shall be payable against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives your liquidator notice, then you agree that the Public Facilitation Trust is irrevocably and in rem suam authorised and appointed as your attorney and agent to sign the necessary transfer forms;

9.4.4 the Sasol BEE Ordinary Shares and claims shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:–

9.4.4.1 you are the beneficial as well as registered owner thereof; and

9.4.4.2 no person has any right of any nature whatsoever to acquire the Sasol BEE Ordinary Shares in question;

9.4.5 the stamp duty or securities transfer tax payable in respect of the registration of transfer of the Sasol BEE Ordinary Shares Sold in terms hereof shall be borne by the Public Facilitation Trust.

10. RIGHTS FOR THE BENEFIT OF THE PUBLIC FACILITATION TRUST

The provisions of the Agreement constitute a benefit for the Public Facilitation Trust, which it will be entitled to accept at any time by giving written notice to Sasol including an address for the purposes of clause 12.

11. FINANCIAL STATEMENTS

11.1 You will only be entitled to receive abridged annual financial statements in respect of Sasol, which will be made available on SENS and on Sasol's website,

11.2 The full annual financial statements will not automatically be distributed to you, unless you notify Sasol in writing, marked for the attention of the company secretary, that you wish to receive a hard copy of the full annual financial statements. The full annual financial statements will be accessible on Sasol's website and an announcement will be made on SENS when they are available.

12. ADDRESS FOR SERVICE

12.1 The parties choose as their address for service for all purposes under the Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses:

12.1.1 **SASOL:**

Physical:	1 Sturdee Avenue Rosebank 2196
Postal:	PO Box 5486 Johannesburg 2000
Telefax:	011 788 5091

Attention: Company Secretary

12.1.2 **YOU:**

If you are a Black Person, the residential address set out in **Part A** of your Cash Invitation Application Form;

If you are a Black Group, the business address set out in **Part B** of your Cash Invitation Application Form.

12.2 Any notice or communication required or permitted to be given in terms of the Agreement shall be valid and effective only if in writing.

12.3 Either party may by notice to the other party change the physical address chosen as its address for service to another physical address where postal delivery occurs in the Republic of South Africa or its postal address or its telefax number provided that the change shall become effective on the 7th (seventh) business day from the deemed receipt of the notice by the other party.

12.4 Any notice to a party:—

12.4.1 sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to its chosen address for service shall be deemed to have been received on the 7th (seventh) Business Day after posting (unless the contrary is proved);

12.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address for service shall be deemed to have been received on the day of delivery; or

12.4.3 sent by telefax to its chosen telefax number shall be deemed to have been received on the date of despatch (unless the contrary is proved).

12.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen address for service.

13. AMENDMENT

You agree that the Agreement can be amended either by:—

13.1 you, Sasol and if it has accepted the benefits, the Public Facilitation Trust, signing a written agreement to that effect; or

13.2 Sasol and if it has accepted the benefits, the Public Facilitation Trust, signing a document incorporating any amendment approved by a resolution passed at a separate class meeting of the Sasol BEE Shareholders in respect of which of those Sasol BEE Shareholders present at the meeting and holding at least 65% (sixty five percent) of the Sasol BEE Ordinary Shares at that meeting, voted, in favour of such resolution and which resolution expressly provides for the amendment of all agreements (including the Agreement) which bind the Sasol BEE Shareholders in a similar manner to the Agreement. A copy of this amending document will be furnished to you.

FORMULA FOR DETERMINING VALUE OF SASOL BEE ORDINARY SHARES

$MV = SP$

MV = Market value of 1 Sasol BEE Ordinary Share, does not take into account any liquidity discount resulting from the restrictions on tradability, which may be applied when trading in the Sasol BEE Ordinary Shares after the Cash Invitation Minimum Investment Period

SP = 5 day VWAP of a Sasol Ordinary Share

In the event of any corporate action, the formula will be adjusted appropriately, if required.

EXPLANATION OF THE PROVISIONS OF THE REPLACEMENT CLAUSES

Amendments to Annexure 17 forming part of Cash Contract	Amendments to Annexure A of New Cash Contract
Reasons for each amendment set out below each clause in bold and italics	
A new "clause A" is inserted above clause 1 which reads as follows: "As a consequence of the fact that from the Transfer Date you will be the beneficial owner of your Sasol BEE Ordinary Shares, but no longer the registered owner thereof – A1. any reference to "you" in Annexure 17, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to you as the successful applicant for Sasol BEE Ordinary Shares only in your capacity as beneficial owner of your Sasol BEE Ordinary Shares and no longer also as the registered holder;"	A new "clause A" is inserted above clause 1 which reads as follows: "As a consequence of the fact that from the Transfer Date You will be the beneficial owner of Your Sasol BEE Ordinary Shares, but no longer the registered owner thereof – A1. any reference to "You" in Annexure A, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to the signatory to this Agreement, other than Sasol, only in his/her/its capacity as beneficial owner of his/her/its Sasol BEE Ordinary Shares and no longer also as the registered holder;"
[Note: Once the Sasol BEE Ordinary Shares are Bulk Dematerialised, Sasol BEE Ordinary Shareholders will be the Beneficial Owners, but not the Registered Holders of the Sasol BEE Ordinary Shares. The Computershare Nominee Company will be the Registered Holder.]	
A2. for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "you" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also to the New Registered Shareholder;	A2. for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "You" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also to the New Registered Shareholder;
[Note: Once the Sasol BEE Ordinary Shares are Bulk Dematerialised and the Bulk Dematerialised Shareholders are the Beneficial Owners and the Computershare Nominee Company, the Registered Holder, any references to a Sasol BEE Ordinary Shareholder (i.e. "You") in the Cash Contract and New Cash Contract in its capacity as both beneficial owner and registered holder will be read as referring to the Bulk Dematerialised Shareholders as the Beneficial Owners and the Computershare Nominee Company as the Registered Holder. It is necessary for the Computershare Nominee Company as Registered Holder to be introduced as a party to each of the Cash Contract and the New Cash Contract. In its capacity as registered owner, it will be deemed to be bound by the provisions of these agreements as contemplated in Special Resolution 2 in Part A of the Notice of General Meeting.]	
A3. all obligations imposed on you as the successful applicant for Sasol BEE Ordinary Shares in clauses 5.3.1, 5.3.3 and 8.3.5 of this Agreement in your capacity as registered owner of your Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;	A3. all obligations imposed on the signatory to this Agreement, other than Sasol, in clauses 5.3.1, 5.3.2 and 8.3.3 of this Agreement in his/her/its capacity as registered owner of his/her/its Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;
[Note: Once the Sasol BEE Ordinary Shares are Bulk Dematerialised, resulting in Bulk Dematerialised Shareholders being only Beneficial Owners and the Computershare Nominee Company being the Registered Holder, those obligations which currently lie with the Bulk Dematerialised Shareholders as registered holders of Sasol BEE Ordinary Shares instead will be imposed on the Computershare Nominee Company as the Registered Holder.]	
A4. you undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;	A4. You undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;
[Note: This is a new obligation which has been inserted as Computershare Nominee Company as Registered Holder might after the Bulk Dematerialisation be susceptible to instruction by the Bulk Dematerialised Shareholder.]	

Amendments to Annexure 17 forming part of Cash Contract	Amendments to Annexure A of New Cash Contract
A5. any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3 and 9.4.3 to the words "against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives your executor notice, you agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as your attorney and agent, or that of your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";	A5. any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3, 9.4.3 to the words "against delivery of the transfer form for Your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives Your executor notice, You agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as Your attorney and agent, or that of Your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of Your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";

[Note: Transfer forms are utilised in the certificated environment to record the transfer of registered ownership of shares, but not in the dematerialised environment. Since the payment of the purchase price is dependant on the delivery of transfer forms as referred to in these clauses, they will be amended to refer to the manner in which transfer of registered ownership is recorded in the dematerialised environment (i.e. registration.)]

A6. any reference in clauses 8.1.1.3, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;	A6. any reference in clauses 8.1.1.2, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;

[Note: In the certificated environment, an executor who steps into the shoes of a Sasol BEE Ordinary Shareholder will be both beneficial owner and registered holder of the Sasol BEE Ordinary Shares. However, in the dematerialised environment, the executor will only be Beneficial Owner and Computershare Nominee Company will be Registered Holder, and accordingly, references to the executor must be read as including reference to the Computershare Nominee Company.]

A7. any reference in clauses 9.1.3, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;	A7. any reference in clauses 9.1.2, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;

[Note: Same reason for amendment as set out above, but in relation to trustees of insolvent estates.]

A8. any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."	A8. any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."

[Note: Same reason for amendment as set out above, but in relation to liquidators of insolvent estates.]

a new clause 1.2.3A is inserted after clause 1.2.3 which reads as follows: ""**BEE Compliant Persons**" means as interpreted by the courts, from time to time – 1.2.3A.1 as regards a natural person, a Black Person; 1.2.3A.2 as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company* or BEE Owned Company†, using the flow-through principle; 1.2.3A.3 as regards any other entity, any entity similar to a BEE Controlled Company* or BEE Owned Company† using the flow-through principle contemplated in the Codes which enable Sasol BEE Codes which would enable Sasol to claim claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;"	a new clause 1.2.4A is inserted after clause 1.2.4 which reads as follows: ""**BEE Compliant Persons**" means as interpreted by the courts, from time to time – 1.2.4A.1 as regards a natural person, a Black Person; 1.2.4A.2 as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company[1] or BEE Owned Company[2], using the flow-through principle; 1.2.4A.3 as regards any other entity, any entity similar to a BEE Controlled Company[1] or BEE Owned Company[2] using the flow-through principle contemplated in the BEE Codes would to claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;"

*[Note: The * and † are explained in the Cash Contract itself. The footnotes are explained in the New Cash Contract itself.]*

Amendments to Annexure 17 forming part of Cash Contract	Amendments to Annexure A of New Cash Contract
a new clause 1.2.3B is inserted after clause 1.2.3A which reads as follows: ""**BEE Contract**" means the contract, the form of which is prescribed by the JSE and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"	a new clause 1.2.4B is inserted after clause 1.2.4A which reads as follows: ""**BEE Contract**" means the contract, the form of which is prescribed by the JSE Limited and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"
a new clause 1.2.3C is inserted after clause 1.2.3B which reads as follows: ""**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE Compliant Persons for a period of time as prescribed by the issuer;"	a new clause 1.2.4C is inserted after clause 1.2.4B which reads as follows: ""**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE compliant persons for a period of time as prescribed by the issuer;"
a new clause 1.2.21A is inserted after clause 1.2.21 which reads as follows: ""**New Registered Shareholder**" means Computershare Nominees (Proprietary) Limited (Registration No. 1999/008543/07);"	a new clause 1.2.16A is inserted after clause 1.2.16 which reads as follows: ""**New Registered Shareholder**" means Computershare Nominees (Proprietary) Limited (Registration No. 1999/008543/07);"

[Note: These definitions are all needed to take account of the listing on the BEE segment and/or Dematerialisation]

clause 1.2.26 is replaced with the following: ""**Sasol BEE Ordinary Shares**" means no par value shares in Sasol's share capital designated as 'Sasol BEE Ordinary Shares';"	This clause is already contained in the New Cash Contract;

[Note: This definition has been amended to correct an error and make it clear that it is not Sasol Limited ordinary shares which are being referred to.]

a new clause 1.2.29A is inserted after clause 1.2.29 which reads as follows: ""**Transfer Date**" means the date on which your Sasol BEE Ordinary Shares are transferred from you as registered (but not beneficial) holder to the New Registered Shareholder;"	a new clause 1.2.22A is inserted after clause 1.2.22 which reads as follows: ""**Transfer Date**" means the date on which Your Sasol BEE Ordinary Shares are transferred from You as registered (but not beneficial) holder to the New Registered Shareholder;"

[Note: This definition has been included to refer to the date on which the Bulk Dematerialisation is to occur as the majority of the changes contained in the replacement clauses are to take effect from that date.]

a new clause 2.3 is inserted which reads as follows: "If you wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of your Sasol BEE Ordinary Shares, you shall not instruct the New Registered Shareholder to transfer your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless you first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."	a new clause 2.3 is inserted which reads as follows: "If You wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of Your Sasol BEE Ordinary Shares, You shall not instruct the New Registered Shareholder to transfer Your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless You first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."

[Note: This provision has been included to ensure that the new registered shareholder and the beneficial owner sign a BEE Contract.]

clauses 3.2, 3.3, 3.4, 3.5 and 3.6 are deleted with effect from the Transfer Date;	clauses 3.1, 3.2, 3.3, 3.4 and 3.5 are deleted with effect from the Transfer Date;

[Note: These clauses refer to the Sasol BEE Ordinary Shares in certificated form being held in custody by the Custodian. These provisions will not be applicable once the Sasol BEE Ordinary Shares are Dematerialised.]

Amendments to Annexure 17 forming part of Cash Contract	Amendments to Annexure A of New Cash Contract
clause 4 is amended by the insertion at the end of the following words "From the Transfer Date, you will no longer be the registered owner thereof (as warranted in Part F of the Funded Application Form)."	clause 4 is amended by the insertion at the end of the the following words "From the Transfer Date, You will no longer be the registered owner thereof (as warranted in paragraph 2.2 on the signature page of this Agreement)."

[Note: Once the Sasol BEE Ordinary Shares are Bulk Dematerialised it is no longer possible for a Bulk Dematerialised Shareholder to warrant that it is the Registered Holder as the Registered Holder will be the Computershare Nominee Company.]

clause 5.3.1 is amended by the insertion at the end of this clause of the following words: "You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"	clause 5.3.1 is amended by the insertion at the end of this clause of the following words: "You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"

[Note: This is a new obligation which enables Sasol to check whether there has been compliance with that part of clause 5.3.1 which requires that "the terms of the agreement providing for such Encumbrance expressly provide that if the security is realised, the Sasol BEE Ordinary Shares may only be Sold to Black People and/or Black Groups". Previously the custodian would have done this on behalf of Sasol.]

clause 6.1 is replaced with the following: "Save for a Sale of the Sasol BEE Ordinary Shares to the Public Facilitation Trust, and save for the transfer of the Sasol BEE Ordinary Shares to your heirs in the event of your death or the Sale by your liquidator or trustee in the event of your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one;"	clause 6.1 is replaced with the following: "Save for a Sale of the Sasol BEE Ordinary Shares to the Public Facilitation Trust, and save for the transfer of the Sasol BEE Ordinary Shares to Your heirs in the event of Your death or the Sale by Your liquidator or trustee in the event of Your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one."

[Note: The obligations in clause 6.1 imposed on certificated Sasol BEE Ordinary Shareholders to check that a buyer of its certificated Sasol BEE Ordinary Shareholders is a Black Person or Black Group and that such buyer signs a New Cash Contract, are imposed under the BEE Contract on JSE Members, CSDPs and/or other persons acting in the capacity of Registered Holder, as the case may be, and accordingly, have been deleted from clause 6.1.]

clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following: "from the Transfer Date, you are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"	clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following: "from the Transfer Date, You are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"

[Note: Once the Sasol BEE Ordinary Shares are Dematerialised it is no longer possible for a Bulk Dematerialised Shareholder to warrant that it is the Registered Holder as the Registered Holder will be the Computershare Nominee Company. Accordingly, the Bulk Dematerialised Shareholders are only able to warrant that they are the Beneficial Owners and the Computershare Nominee Company warrants that it is the Registered Holder.]

Amendments to Annexure 17 forming part of Cash Contract	Amendments to Annexure A of New Cash Contract
a new clause 9A is inserted above clause 10 which reads as follows: **"OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES** In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."	a new clause 9A is inserted above clause 10 which reads as follows: **"OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES** In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."

[Note: The New Registered Shareholder and not the Sasol BEE Ordinary Shareholders as Beneficial Owners, will be the party to give instructions to the relevant CSDPs to effect any transfer of Sasol BEE Ordinary Shares in the Dematerialised environment.]

a new clause 12.1.3 is inserted which reads as follows: **"NEW REGISTERED SHAREHOLDER:** Physical: 70 Marshall Street Johannesburg 2001 Postal: PO Box 61051 Marshalltown 2107 Telefax: (011) 688 5279 Attention: Company Secretary"	a new clause 12.1.3 is inserted which reads as follows: **"NEW REGISTERED SHAREHOLDER:** Physical: 70 Marshall Street Johannesburg 2001 Postal: PO Box 61051 Marshalltown 2107 Telefax: (011) 688 5279 Attention: Company Secretary."

[Note: A domicilium has been included for the New Registered Shareholder.]

PROVISIONS OF THE DRAFT BEE CONTRACT EXISTING AT THE LAST PRACTICABLE DATE

BEE CONTRACT

---

entered into between

_____

("You")[1]
(insert full name of person who is the Beneficial Owner of Specified BEE Securities)[2]

_____

(insert identity number/registration number/IT reference number)

_____

(gender: male/female or not applicable)

_____

(disabled: yes/no)

Physical address: _____

            _____

            _____

Postal address: _____

            _____

            _____

Telefax: _____

e-mail: _____

Attention (in the case of entity):   _____

and/or

_____

("IH")[3]
(insert full name of person)

_____

(insert registration number)

Physical address: _____

            _____

            _____

Postal address: _____

            _____

            _____

Telefax: _____

e-mail: _____

Attention: _____

---

[1] "Your" shall have a corresponding meaning.

[2] The Beneficial Owner always has to sign This BEE Contract. Own Name Clients to sign This BEE Contract as Beneficial Owner and as the Registered Shareholder.

[3] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.

and/or

_____

("IHRS")[4]
(insert full name of person)

_____

(insert registration number)

Physical address:	_____
	_____
	_____
Postal address:	_____
	_____
	_____
Telefax:	_____
e-mail:	_____
Attention:	_____

and/or

_____

("JSE Member")[5]
(insert full name)

_____

(insert registration number)

Physical address:	_____
	_____
	_____
Postal address:	_____
	_____
	_____
Telefax:	_____
e-mail:	_____
Attention:	_____

and

_____

("Registered Shareholder ")[6]
(insert full name of person whose name is recorded in the sub-register)

[4] There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS and as Registered Shareholder.

[5] There may not always be a JSE Member which is a party to This BEE Contract.

[6] The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as Beneficial Owner.

_____
(insert identity number/registration number, IT reference number)

Physical address: _____

                                        _____

                                        _____

Postal address: _____

                                        _____

                                        _____

Telefax: _____

e-mail: _____

Attention (in the case of entity):   _____

and/or

_____

("CSDP")[7]
(insert full name number)

_____
(insert registration number)

Physical address: _____

                                        _____

                                        _____

Postal address: _____

                                        _____

                                        _____

Telefax: _____

e-mail: _____

Attention: _____

in terms of which the parties agree to the terms set forth in This BEE Contract, which comprises the generic terms set forth below and, as regards each Specified Issuer, the Additional Terms and which form an integral part of This BEE Contract.

---

[7] The CSDP will sign This BEE Contract to the extent that You are a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP.

PART A: INTRODUCTION

INTERPRETATION

1. The following terms shall have the following meanings:

*1.1 "**Additional Terms**" means the terms specific to that Specified Issuer's BEE Securities which are listed on the BEE Segment and which are contained in that Specified Issuer's Constitution under the heading "Additional Terms of BEE Contract", which form an integral part of and must be read as if contained in This BEE Contract;*

*1.2 "**BEE Act**" means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003 as amended from time to time;*

*1.3 "**BEE Certificate**" means an original or copy of a certificate issued by a verification agency accredited by the accreditation body contemplated in the BEE Codes, certifying that the person identified in the certificate is a BEE Compliant Person;*

*1.4 "**BEE Codes**" means the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;*

*1.5 "**BEE Compliant Persons**" means, as interpreted by the courts from time to time:*

1.5.1 as regards a natural person, one who falls within the ambit of the definition of "black people" in the BEE Codes;

1.5.2 as regards a juristic person having shareholdings or similar members' interests, one who falls within the ambit of the definitions of BEE owned company and BEE controlled company using the flow through basis;

1.5.3 as regards any other entity, any entity similar to a BEE controlled company or a BEE owned company using the flow through basis, which would enable the Issuer of securities owned or controlled by such entity to claim points attributable to the entity's ownership of the securities pursuant to the BEE Codes;

*1.6 "**BEE controlled company**" means a BEE controlled company as defined in the BEE Codes;*

*1.7 "**BEE owned company**" means a BEE owned company as defined in the BEE Codes;*

*1.8 "**Beneficial Owner**" means, in respect of equity securities (as defined in the JSE's Equities Rules), the person or entity to whom the risks and rewards of ownership are attributable which is typically evidenced by –*

1.8.1 the right or entitlement to receive any dividend or interest payable in respect of those equity securities; or

1.8.2 the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those equity securities; or

1.8.3 the right to dispose of or direct the disposition of those equity securities, or any part of a distribution in respect of those equity securities and to have the benefit of the proceeds;

*1.9 "**BEE Securities**" means the securities in respect of which the Issuer requires that the Beneficial Owners are BEE Compliant Persons for a period as prescribed by the Issuer;*

*1.10 "**BEE Segment**" means a segment of the JSE's main board where an Issuer may list its BEE Securities and where trading in BEE Securities is restricted to BEE Compliant Persons;*

*1.11 "**Constitution**" means the articles of association of an Issuer and when the Companies Act, 2008, comes into force means the Memorandum of Incorporation of the Issuer;*

*1.12 "**CSDP**" means the person that holds in custody and administers Your Specified BEE Securities or an interest in Your Specified BEE Securities and that has been accepted in terms of section 34 of the SSA by a central securities depository as a participant in that central securities depository, which person is identified on the cover page of This BEE Contract;* [8]

*1.13 "**Empowerment Period**" means as regards an Issuer, the period specified as such in that Issuer's Additional Terms, being the period that Issuer's BEE Securities are required to be Beneficially Owned by BEE Compliant Persons;*

*1.14 "**Encumbrance**" means any encumbrance or any other arrangement which has a similar effect as the granting of security;*

[8] The CSDP will sign This BEE Contract to the extent that You are a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP.

1.15 "**Extract**" means if You are a natural person, a certified copy (or a copy of a certified copy) of an extract from Your identity book which either reflects that You were born in South Africa or alternatively that the identity book was issued prior to 27 April 1994;

1.16 "**Forced Sale Value**" means as regards an Issuer, the value specified as such in that Issuer's Additional Terms, being the value determined for the purpose of the Specified Issuer exercising its rights in Part D;

1.17 "**IH**" means the person with which You hold an account for the purposes of, inter alia, managing Your Specified BEE Securities, being an intermediary or a Nominee, but which is not You, the JSE Member, the Registered Shareholder, the CSDP or the Issuers; [9]

1.18 "**IHRS**" means the person with which You hold an account for the purposes of, inter alia, managing Your Specified BEE Securities, being a Nominee, which is also the Registered Shareholder; [10]

1.19 "**Issuers**" means from time to time those companies which have issued BEE Securities which are listed on the BEE Segment;

1.20 "**JSE**" means JSE Limited (registration number 2005/022939/06) (or its successor body);

1.21 "**JSE Member**" means a member of the JSE, being a category of authorised user (as defined in section 1 of the SSA), which person is identified on page 1 of This BEE Contract; [11]

1.22 "**Naturalisation Affidavit**" means an original or copy of an affidavit to be attested by You, if You are a natural person, in which You state under oath that You became a South African citizen prior to 27 April 1994 or, if You did not become a South African citizen prior to 27 April 1994, You warrant that You would have qualified for South African naturalization prior to 27 April 1994 in the absence of the laws governing the apartheid regime;

1.23 "**Nominee**" means a person that acts as the registered holder of BEE Securities or manages an interest in BEE Securities on behalf of other persons, which has been approved by:

   1.23.1 an exchange (as defined in the SSA) in terms of section 36(1)(a) of the SSA;

   1.23.2 the Registrar of Securities Services in terms of section 36(2) of the SSA; or

   1.23.3 a central securities depository (as defined in the SSA) in terms of section 36(1)(b) of the SSA, the Strate Rules and Directives;

1.24 "**On Market**" means on the BEE Segment, utilising the services of an authorised user (as defined in the SSA);

1.25 "**Off Market**" means not On Market and not utilising the services of an authorised user (as defined in the SSA);

1.26 "**Registered Shareholder**" means, as the context requires:

   1.26.1 the person in whose name all Your Specified BEE Securities will be registered (or if another person is the registered holder of a part of Your Specified BEE Securities listed on the BEE Segment and You have concluded a BEE Contract with that person, in respect of that part of Your Specified BEE Securities); or

   1.26.2 You, if You are an own name non-controlled client of the CSDP in respect of Your Specified BEE Securities,

   being the person identified on page 1 of This BEE Contract; [12]

1.27 "**Sell**" means sell or otherwise dispose of or transfer (including, but without limiting the generality of the aforegoing, by way of donation or dividend or distribution of assets), with the intention of transferring Beneficial Ownership;

1.28 "**Specified BEE Securities**" means BEE Securities of which You are the Beneficial Owner from time to time and which are held in dematerialised form in the name of the Registered Shareholder, acquired by You after the date of the listing on the BEE Segment of such BEE Securities;

1.29 "**Specified Issuers**" means Issuers of Specified BEE Securities;

[9] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.
[10] There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS and as Registered Shareholder.
[11] There may not always be a JSE Member which is a party to This BEE Contract.
[12] The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as Beneficial Owner.

1.30 **"Specified Issuer's Nominee"** means a person nominated by a Specified Issuer to acquire the Specified BEE Securities issued by that Specified Issuer in the circumstances contemplated in clauses 17.2, 18.2, 18.4, 19.2, 19.4 and 24.2;

1.31 **"SSA"** means the Securities Services Act, 2004, as amended;

1.32 **"Strate Rules and Directives"** means the rules and directives of Strate Limited;

1.33 **"This BEE Contract"** means this contract made up of the generic terms set forth in this document which apply to all Issuers and, as regards each Specified Issuer, the Additional Terms.

2. **Any reference in This BEE Contract to You shall:**

   2.1 if You are liquidated or sequestrated, as the case may be, be applicable also to and binding upon Your liquidator or trustee; or

   2.2 if You are a natural person and die, be applicable also to and binding upon Your executor.

3. **The CSDP is only a party to This BEE Contract to the extent that You are:**

   3.1 a non-controlled client of the CSDP; or

   3.2 a client of the IH (in which event the IH will be a party to This BEE Contract) which IH is a non-controlled client of the CSDP.

4. **In the event that You are:**

   4.1 a controlled client of the JSE Member;

   4.2 a client of a controlled client of the JSE Member; or

   4.3 a client of the IHRS, which IHRS is a non-controlled client of the CSDP,

   any reference in This BEE Contract to the CSDP is to be read pro non scripto, as if the CSDP was not a party to This BEE Contract.

5. In the event that any one of the IH, IHRS, JSE Member or CSDP is not a party to This BEE Contract, any reference in This BEE Contract to those of them which are not parties to This BEE Contract is to be read pro non scripto, as if they were not a party to This BEE Contract.

6. The rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply.

7. **For the avoidance of doubt:**

   7.1 if You hold BEE Securities in certificated form, You will have concluded a different contract to cover those BEE Securities (as This BEE Contract only covers BEE Securities held in dematerialised form acquired by You after the date of the listing on the BEE Segment of such BEE Securities) and that contract will continue to apply for so long as You continue to hold those BEE Securities in certificated form; and

   7.2 if You hold BEE Securities in dematerialised form and rematerialise any or all of these BEE Securities, but You have not concluded a contract with the relevant Issuer to cover these BEE Securities, You will be required to conclude a different contract to This BEE Contract to cover those certificated BEE Securities and that contract will continue to apply for so long as You continue to hold those BEE Securities in certificated form;

   7.3 if You hold BEE Securities in dematerialised form, which BEE Securities were held by You prior to the date of the listing on the BEE Segment of such BEE Securities, You may have concluded a different contract to cover those BEE Securities and that contract will continue to apply for so long as You continue to hold those particular BEE Securities in dematerialised form. Only in the event that You acquire additional BEE Securities after the date of the listing on the BEE Segment of such BEE Securities, You will be required to conclude This BEE Contract.

8. The provisions of This BEE Contract contained in this document are divided into 5 (five) parts:

8.1 introductory provisions and definitions used throughout This BEE Contract (Part A);

8.2 provisions which apply for the duration of This BEE Contract, whether or not You Beneficially Own Specified BEE Securities (Part B);

8.3 provisions which apply only whilst You Beneficially Own Specified BEE Securities and which are relevant to all Specified Issuers (Part C);

8.4 provisions which apply only whilst You Beneficially Own Specified BEE Securities and which are relevant to a Specified Issuer and its Specified BEE Securities (Part D); and

8.5 miscellaneous provisions (Part E).

PART B: PROVISIONS WHICH APPLY FOR THE DURATION OF THIS BEE CONTRACT, WHETHER OR NOT YOU BENEFICIALLY OWN SPECIFIED BEE SECURITIES

9. **DURATION**

9.1 This BEE Contract shall remain in force from the date of Your signature hereof until the earlier of:

9.1.1 the replacement of This BEE Contract with a new BEE Contract concluded by You and a new:

9.1.1.1 intermediate holder which is not the registered shareholder (which will, inter alia, manage Your Specified BEE Securities in place of the IH) and the other parties to This BEE Contract (other than the IH); or

9.1.1.2 member of the JSE (in place of the JSE Member) and the other parties to This BEE Contract (other than the JSE Member); or

9.1.1.3 registered shareholder (which will hold all Your Specified BEE Securities in place of the Registered Shareholder) and the other parties to This BEE Contract (other than the Registered Shareholder); or

9.1.1.4 central securities depository participant (which will hold in custody and administer Your Specified BEE Securities or an interest in Your Specified BEE Securities in place of the CSDP) and the other parties to This BEE Contract (other than the CSDP); or

9.1.2 the end of the last remaining Empowerment Period of all Issuers.

9.2 Notwithstanding the provisions of clause 9.1, the expiration or termination of This BEE Contract shall not affect such of the provisions of This BEE Contract as expressly provided that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

10. **SCOPE AND NATURE**

10.1 Subject to clause 7 and clauses 10.2 to 10.5, This BEE Contract will govern all Your Specified BEE Securities from time to time and will continue in force, notwithstanding the fact that You may Sell all of the Specified BEE Securities from time to time, in order to avoid the necessity for You to sign another contract in the form of This BEE Contract every time that You become the Beneficial Owner of Specified BEE Securities.

10.2 If the IH is replaced with a new person, You and such new person will be required to sign another contract in the form of This BEE Contract. In addition, the other parties to This BEE Contract, other than You and such new person will also be required to sign that contract.

10.3 If the JSE Member is replaced with a new member of the JSE other than in the circumstances contemplated in clause 29.2, You and the new member of the JSE will be required to sign another contract in the form of This BEE Contract. In addition, the other parties to This BEE Contract, other than You and the new member of the JSE, will also be required to sign that contract.

10.4 If the Registered Shareholder is replaced with a new registered shareholder in whose name some or all of Your Specified BEE Securities are registered, other than in the circumstances contemplated in clause 29.2, You and the new person in whose name those Specified BEE Securities will be registered, will be required to sign another contract in the form of This BEE Contract. In addition, the other parties to This BEE Contract, other than You and the new registered shareholder, will also be required to sign that contract.

10.5 If the CSDP is replaced with a new central securities depository participant other than in the circumstances contemplated in clause 29.2, which will hold in custody and administer Your Specified BEE Securities or an interest in Your Specified BEE Securities in place of the CSDP, You and the new central securities depository participant will be required to sign another contract in the form of This BEE Contract. In addition, the other parties to This BEE Contract, other than You and the new central securities depository participant, will also be required to sign that contract.[13]

10.6 Notwithstanding that This BEE Contract will govern all Your Specified BEE Securities and will be concluded potentially with many Specified Issuers, the parties agree that This BEE Contract will be treated as a separate contract between a particular Specified Issuer and the other parties to This BEE Contract (other than the other Issuers, as if none of such other Issuers were parties to it).

11. WARRANTIES

11.1 You warrant in favour of the JSE, the Registered Shareholder, CSDP, JSE Member, IH and IHRS that for the duration of This BEE Contract any information provided by You to the Registered Shareholder, CSDP, JSE Member, IH, IHRS or the JSE will be true and complete unless You advise them in writing to the contrary.

11.2 You acknowledge that the JSE, the Registered Shareholder, CSDP, JSE Member, the IH and/or the IHRS will rely on the truth and completeness of the above warranty.

11.3 The warranty in clause 11.1 is material.

12. UNDERTAKINGS

12.1 You undertake at Your cost, to provide the CSDP, Registered Shareholder, JSE Member, the IH and the IHRS, as the case may be, on signature of This BEE Contract with:

12.1.1 if You are a natural person:

12.1.1.1 an Extract (to be attached as Annexure B to This BEE Contract) which either reflects that You were born in South Africa, alternatively that Your identity book was issued prior to 27 April 1994, and if neither of those is the case, You shall provide a Naturalisation Affidavit (to be attached as Annexure C to This BEE Contract);

12.1.1.2 any other documentation reasonably required by the CSDP, Registered Shareholder, JSE Member, IH or the IHRS , as the case may be, in order to satisfy itself that You are a BEE Compliant Person;

12.1.2 if You are not a natural person:

12.1.2.1 a BEE Certificate which is unexpired (to be attached as Annexure D to This BEE Contract); and

12.1.2.2 any other documentation reasonably required by the CSDP, Registered Shareholder, JSE Member, IH or the IHRS in order to satisfy itself that You are a BEE Compliant Person.

12.2 If You are a controlled client of the JSE Member or a client of a controlled client of the JSE Member in respect of Your Specified BEE Securities, the JSE Member undertakes in favour of each Specified Issuer:

12.2.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.2.2 to sign This BEE Contract in its capacity as JSE Member and Registered Shareholder; and

12.2.3 to retain the signed original version of This BEE Contract.

12.3 If You are a client of the IH in respect of Your Specified BEE Securities and the IH is a controlled client of the JSE Member:

12.3.1 the IH undertakes in favour of each Specified Issuer:

[13] Clause not relevant where You are a controlled client of the JSE Member or a client of a controlled client of the JSE Member.

12.3.1.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person; and

12.3.1.2 to sign This BEE Contract in its capacity as the IH;

12.3.2 the JSE Member undertakes in favour of each Specified Issuer:

12.3.2.1 to sign This BEE Contract in its capacity as the JSE Member and Registered Shareholder; and

12.3.2.2 to retain the signed original version of This BEE Contract;

12.4 If You are a non-controlled client of the CSDP in respect of Your Specified BEE Securities, the CSDP undertakes in favour of each Specified Issuer:

12.4.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.4.2 to sign This BEE Contract in its capacity as CSDP and Registered Shareholder; and

12.4.3 to retain the signed original version of This BEE Contract.

12.5 If You are an own name non-controlled client of the CSDP in respect of Your Specified BEE Securities, the CSDP undertakes in favour of each Specified Issuer:

12.5.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.5.2 to sign This BEE Contract in its capacity as CSDP;

12.5.3 to ensure that You sign This BEE Contract as Beneficial Owner and Registered Shareholder; and

12.5.4 to retain the signed original version of This BEE Contract.

12.6 If You are a client of the IH in respect of Your Specified BEE Securities and the IH is a non-controlled client of the CSDP:

12.6.1 the IH undertakes in favour of each Specified Issuer:

12.6.1.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person; and

12.6.1.2 to sign This BEE Contract in its capacity as the IH;

12.6.2 the CSDP undertakes in favour of each Specified Issuer:

12.6.2.1 to sign This BEE Contract in its capacity as the CSDP and Registered Shareholder; and

12.6.2.2 to retain the signed original version of This BEE Contract;

12.7 If You are a client of the IHRS in respect of Your Specified BEE Securities and the IHRS is a non-controlled client of the CSDP, the IHRS undertakes in favour of each Specified Issuer:

12.7.1 as regards You, to perform the checks set out in Annexure A, depending on whether You are a natural person or a person other than a natural person;

12.7.2 to sign This BEE Contract in its capacity as the IHRS and Registered Shareholder; and

12.7.3 to retain the signed original version of This BEE Contract.

PART C: PROVISIONS WHICH APPLY ONLY WHILST YOU BENEFICIALLY OWN SPECIFIED BEE SECURITIES AND WHICH ARE RELEVANT TO ALL SPECIFIED ISSUERS

13. **WARRANTIES**

13.1 You warrant in favour of each of the Specified Issuers that:

13.1.1 You are a BEE Compliant Person;

13.1.2 You will be the Beneficial Owner of the Specified BEE Securities;

13.1.3 each warranty provided by You in clauses 13.1.1, 13.1.2 and 32 is and will be true from the date that you acquire that Specified Issuer's BEE Securities and will continue to be true for so long as you hold that Specified Issuer's Specified BEE Securities;

13.1.4   the information provided by You in This BEE Contract is true and complete as at the date of signature hereof.

13.2   You acknowledge that each Specified Issuer will rely on the truth and completeness of the above warranties when recording Your details as the Beneficial Owner of that Specified Issuer's Specified BEE Securities.

13.3   All the warranties given by You in clause 13.1 are material.

14.   **YOUR UNDERTAKINGS**

You undertake whilst holding Your Specified BEE Securities –

14.1   that You are a BEE Compliant Person;

14.2   at Your cost, to provide the CSDP, the Registered Shareholder, the IH, IHRS and the JSE Member on an annual basis and a Specified Issuer within 30 (thirty) days of their written request to You, with:

14.2.1   if You are a natural person, any documentation reasonably required by a Specified Issuer in order to satisfy itself that You are a BEE Compliant Person;

14.2.2   if You are not a natural person:

14.2.2.1 a BEE Certificate which is unexpired (to be attached as Annexure D to This BEE Contract);

14.2.2.2 any other documentation reasonably required by the Issuer in order to satisfy itself that You are a BEE Compliant Person.

For the sake of clarity, You shall not be obliged to furnish any Issuer other than a Specified Issuer with the aforegoing.

15.   **PLEDGES AND OTHER ENCUMBRANCES**

If the Additional Terms of a Specified Issuer permit of pledges or any other form of Encumbrance in respect of the Specified BEE Securities issued by that Specified Issuer, You may pledge or otherwise Encumber those Specified BEE Securities subject to compliance with the Additional Terms of that Specified Issuer and with the following:

15.1   You acknowledge that in order to ensure that those Specified BEE Securities are held only by BEE Compliant Persons, the CSDP, the Registered Shareholder, the IH, the IHRS and/or the JSE Member, as the case may be, is/are only permitted to Encumber or record the Encumbrance of those Specified BEE Securities at any time during the existence of This BEE Contract at Your request, provided that:

15.1.1   if the security is realised those Specified BEE Securities must only be Sold to a BEE Compliant Person who binds herself/himself/itself to a contract in the same form as This BEE Contract prior to taking transfer of those Specified BEE Securities; and

15.1.2   the terms of the agreement in respect of such Encumbrance shall expressly provide that if the security is realised those Specified BEE Securities must only be Sold to a BEE Compliant Person who binds herself/himself/itself to a contract in the same form as This BEE Contract prior to taking transfer of those Specified BEE Securities. You shall procure that a copy of such agreement in respect of such Encumbrance is delivered to the Specified Issuer;

15.2   You warrant in favour of the Specified Issuers that the agreement in respect of such Encumbrance shall contain the required provision referred to in clause 15.1 and that You shall not enter into or permit the entering into any such agreement without such provision.

16.   **PROVISIONS APPLICABLE TO OFF MARKET TRANSFERS OF YOUR SPECIFIED BEE SECURITIES**

16.1   If You Sell any of the Specified BEE Securities Off Market other than to a Specified Issuer's Nominee, it is Your responsibility to make sure that:

16.1.1   the new Beneficial Owner of those Specified BEE Securities is in fact a BEE Compliant Person; and

16.1.2   a contract in the form of This BEE Contract is signed by the new Beneficial Owner, the registered shareholder, a central securities depository participant and if applicable, a JSE Member, and the person with whom the new Beneficial Owner holds an account for the purposes of, inter alia, managing these Specified BEE Securities, and procure that a copy of such contract is delivered to the Specified Issuer of those Specified BEE Securities.

16.2 You undertake for the duration of This BEE Contract, not to permit the Sale Off Market of any of the Specified BEE Securities or any rights or interests therein, nor to instruct the Registered Shareholder, the CSDP, the JSE Member, the IH or the IHRS, as the case may be, to effect transfer of those BEE Securities on Your behalf, to any person who is not a BEE Compliant Person and who has not signed a BEE Contract.

16.3 If the Registered Shareholder is to be replaced with a new registered shareholder to hold Your Specified BEE Securities, as contemplated in clause 10.4, You shall not instruct the Registered Shareholder to transfer Your Specified BEE Securities, nor shall the Registered Shareholder act on any such instruction, unless You first sign a new BEE Contract, inter alia, with the new registered shareholder to replace This BEE Contract and the other parties to this BEE Contract, other than You and the new registered shareholder, also sign that contract.

17. **BREACH**

17.1 If at any time during the existence of This BEE Contract:

17.1.1 You have misrepresented that You are a BEE Compliant Person or have in any way committed a breach of any of the warranties given by You and set out in This BEE Contract;

17.1.2 You breach Your obligations set out in clauses 14.1, 14.2, 15.1, 15.2, 16.1 or 16.2 of This BEE Contract; or

17.1.3 You have made a fraudulent or untrue statement in This BEE Contract or any documents provided by You to the CSDP, JSE Member, IH, IHRS or the Registered Shareholder,

You shall immediately notify all Specified Issuers, the JSE, the Registered Shareholder, CSDP, JSE Member, IH and IHRS in writing.

17.2 At any time after learning of the occurrence of an event contemplated in clause 17.1, any Specified Issuer (or the Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities issued by that Specified Issuer by giving You and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

17.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the occurrence of an event contemplated in clause 17.1;

17.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the occurrence of the relevant event, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any;

17.2.3 the purchase price as calculated in terms of clause 17.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while You were in breach, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee, if the Specified Issuer's Nominee acquires those Specified BEE Securities, or upon the cancellation of these Specified BEE Securities if the Specified Issuer buys back those Specified BEE Securities;

17.2.4 those Specified BEE Securities and claims, if any, shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

17.2.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities; and

17.2.4.2 no person has any right of any nature whatsoever to acquire these Specified BEE Securities.

18. **DEATH**

18.1 If You are a natural person who dies during the existence of This BEE Contract, then:

18.1.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy Your Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract, unless clause 18.2 applies;

18.1.2 instead of having to do so immediately, the executor of Your estate shall have the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of Your death, to:

18.1.2.1 transfer the Specified BEE Securities, subject to compliance with clause 16, to Your heir/s provided that such heir/s is/are a BEE Compliant Person/s; or

18.1.2.2 Sell the Specified BEE Securities to any BEE Compliant Person,

and the executor of Your estate shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to effect any such transfer or Sale of the Specified BEE Securities, as the case may be.

18.2 If the executor of Your estate and/or the Registered Shareholder have not complied with their obligations in clause 18.1 as regards Specified BEE Securities of a particular Specified Issuer, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from the executor of Your estate those Specified BEE Securities by written notice to the executor of Your estate and the Registered Shareholder, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

18.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of Your death;

18.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to the executor of Your estate and the Registered Shareholder, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any or as applicable;

18.2.3 the purchase price as calculated in terms of clause 18.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while the executor of Your estate and/or the Registered Shareholder was in breach of clause 18.1.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

18.2.4 those Specified BEE Securities shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

18.2.4.1 Your executor is the Beneficial Owner, and the Registered Shareholder is the registered holder, of these Specified BEE Securities; and

18.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

18.3 If You are not a natural person and any of Your shareholders, members, participants or beneficiaries die, as a result of which, during the existence of This BEE Contract, You are no longer a BEE Compliant Person, then:

18.3.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 18.4 applies;

18.3.2 instead of having to remedy the breach caused by the death immediately, You shall have the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of the death to instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps to Sell the Specified BEE Securities to a BEE Compliant Person.

18.4 If the Specified BEE Securities have not been Sold or the breach caused by the death has not otherwise been remedied within the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of the death in question, the Specified Issuers (or the Specified Issuers' Nominee) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities which each of those Specified Issuers has issued by giving You (if not a natural person) and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

18.4.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the death in question;

18.4.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from the Specified Issuer (or the Specified Issuer's Nominee) to You (if not a natural person) and the Registered Shareholder, discounted by the percentage as set out in the Additional Terms of that Specified Issuer, if any or as applicable;

18.4.3 the purchase price as calculated in terms of clause 18.4.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit during the period in which You have been in breach of clause 18.3.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

18.4.4 those Specified BEE Securities and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that:

18.4.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities; and

18.4.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

19. **INVOLUNTARY INSOLVENCY/LIQUIDATION**

19.1 If You are a natural person who is involuntarily sequestrated (whether provisionally or finally), during the existence of This BEE Contract, then:

19.1.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 19.2 applies;

19.1.2 instead of having to do so immediately, the trustee shall have the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of Your provisional sequestration, to instruct the Registered Shareholder to Sell the Specified BEE Securities, subject to compliance with clause 16, to any BEE Compliant Person and the trustee shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to effect any such Sale of the Specified BEE Securities.

19.2 If the trustee and/or the Registered Shareholder have not complied with their obligations in clause 19.1 as regards Specified BEE Securities of a particular Specified Issuer, that Specified Issuer (or that Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You those Specified BEE Securities by written notice to the trustee and the Registered Shareholder, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

19.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to Your provisional sequestration;

19.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to the trustee and the Registered Shareholder, discounted by the percentage set out in the Additional Terms of each Specified Issuer, if any or as applicable;

19.2.3 the purchase price as calculated in terms of clause 19.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while the trustee and/or the Registered Shareholder was in breach of clause 19.1.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

19.2.4 those Specified BEE Securities and claims, if any, shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, save that:

19.2.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities; and

19.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

19.3 If You are not a natural person and either You or any of Your shareholders, members, participants or beneficiaries are involuntarily liquidated (provisionally or finally), as a result of which, during the existence of This BEE Contract, You are no longer a BEE Compliant Person, then:

19.3.1 the Specified Issuers (or the Specified Issuers' Nominees) shall not have the right to buy the Specified BEE Securities issued by those Specified Issuers pursuant to clause 17 even though those Specified BEE Securities as a result may now be held in breach of the requirements of This BEE Contract unless clause 19.4 applies;

19.3.2 if it is not possible for the breach to be remedied, Your liquidator or You (if any of Your shareholders, members, participants or beneficiaries are involuntarily liquidated), as the case may be, can Sell the Specified BEE Securities to a BEE Compliant Person;

19.3.3 instead of having to do so immediately, Your liquidator or You, as the case may be, and the Registered Shareholder shall have the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of Your or Your shareholder's, member's, participant's or beneficiary's provisional liquidation, to Sell the Specified BEE Securities to any BEE Compliant Person and Your liquidator or You, as the case may be, shall instruct the Registered Shareholder to take whatever steps are necessary, and the Registered Shareholder shall be obliged to take such steps, in order to effect any such Sale of the Specified BEE Securities.

19.4 If the Specified BEE Securities have not been Sold or the breach caused by the liquidation has not otherwise been remedied within the additional period as set out in the Additional Terms of each Specified Issuer commencing on the date of Your or Your shareholder's, member's, participant's or beneficiary's involuntary liquidation, the Specified Issuers (or the Specified Issuers' Nominees) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities which each of these Specified Issuers have issued by giving Your liquidator or You, as the case may be, and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

19.4.1 those Specified BEE Securities shall be acquired with effect from the day prior to Your or Your shareholder's, member's, participant's or beneficiary's provisional liquidation;

19.4.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the written notice from that Specified Issuer (or the Specified Issuer's Nominee) to Your liquidator or You, as the case may be, and the Registered Shareholder, discounted by the percentage set out in the Additional Terms of each Specified Issuer, if any or as applicable;

19.4.3 the purchase price as calculated in terms of clause 19.4.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while Your liquidator or You, as the case may be, and/or the Registered Shareholder was in breach of clause 19.3.2, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee or upon the cancellation of those Specified BEE Securities;

19.4.4 those Specified BEE Securities and claims, if any, shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

19.4.4.1 You are the Beneficial Owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities; and

19.4.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

20. **OBLIGATION ON REGISTERED SHAREHOLDER TO EFFECT TRANSFER OF SPECIFIED BEE SECURITIES**

In respect of clauses 17.2, 18.2, 18.4, 19.2, 19.4 and 24.2, the Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from a Specified Issuer, to instruct the CSDP to effect transfer of the Specified BEE Securities issued by that Specified Issuer out of the account in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee, unless the Specified Issuer has elected itself to buy back those Specified BEE Securities.

21. **INDEMNITY**

21.1 By virtue of You having purchased Specified BEE Securities on the BEE Segment during the existence of This BEE Contract, You indemnify the Registered Shareholder, JSE Member, CSDP, IH and IHRS and their directors, employees, servants, agents or contractors or other persons for whom in law they may be liable against:

21.1.1 any claims, demands, actions or proceedings made or instituted against the Registered Shareholder, JSE Member, CSDP, IH or IHRS by any person including Specified Issuers; and

21.1.2 any loss or damage of any kind suffered by any person in the event that the Registered Shareholder, JSE Member, CSDP, IH or IHRS should breach any of the JSE's Equities Trading Rules or Directives applicable to the BEE Segment or the provisions of This BEE Contract,

as a consequence of any act or omission on Your part, including Your breach of any provisions of This BEE Contract or the JSE's Equities Rules or Directives.

21.2 You waive against the directors, employees, servants, agents or contractors of the Registered Shareholder, JSE Member, CSDP, IH and IHRS, or other persons for whom in law of the Registered Shareholder, JSE Member, CSDP, IH or IHRS may be liable any claims which You may have if the Registered Shareholder permits any of the Specified BEE Securities to be Sold to any Specified Issuer's Nominee in accordance with clauses 17.2, 18.2, 18.4, 19.2, 19.4 or 24.2, as a consequence of any breach by You of the provisions of This BEE Contract or the JSE's Equities Trading Rules or Directives.

21.3 Clauses 21.1 and 21.2 constitute stipulatio alteri for the benefit of the directors, employees, servants, agents or contractors of the Registered Holder, JSE Member, CSDP, IH and the IHRS or other persons for whom in law the Registered Shareholder, JSE Member, CSDP, IH or IHRS may be liable, which they will be entitled to accept at any time by notifying You in writing of their acceptance.

21.4 You, the JSE Member, CSDP, IH and the IHRS acknowledge that the Registered Shareholder is obliged to instruct the CSDP to effect the necessary transfers of Specified BEE Securities issued by a particular Specified Issuer out of the account in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee in order to give effect to any Sale referred to in clauses 20 and 25.

PART D: PROVISIONS WHICH APPLY ONLY WHILST YOU BENEFICIALLY OWN SPECIFIED SECURITIES AND WHICH ARE RELEVANT TO A SPECIFIED ISSUER AND ITS SPECIFIED BEE SECURITIES

22. **UNDERTAKING**

The CSDP, Registered Shareholder, JSE Member, IH or the IHRS, whichever holds the original signed copy of This BEE Contract, undertakes in favour of each Specified Issuer at that Specified Issuer's cost:

22.1 to furnish a copy of This BEE Contract within 5 (five) days of request, to the JSE at the JSE's request if the first acquisition by You of Specified BEE Securities is On Market, and to the CSDP, at the CSDP's request if the first acquisition by You of Specified BEE Securities is Off Market, as the case may be, so that the JSE or the CSDP, as the case may be, can notify the Specified Issuers whose Specified BEE Securities have been acquired, that a BEE Contract has been concluded; and

22.2 to furnish a notarial copy of This BEE Contract, or procure that a notarial copy of This BEE Contract is furnished, to a Specified Issuer within 10 (ten) days of a Specified Issuer's written request to the Registered Shareholder, if a Specified Issuer requires such notarial copy in order to enforce This BEE Contract in a court of law.

23. **ACCESS TO INFORMATION**

23.1 You consent to any of the Specified Issuer, the Specified Issuer's Nominee, the Registered Shareholder, JSE Member, CSDP, IH or the IHRS furnishing This BEE Contract and any information, whether oral or written, relating to Your holding of Your Specified BEE Securities and any Encumbrances over Your Specified BEE Securities, to any person (including the JSE) for the purposes of enabling it to:

23.1.1 exercise any rights which it may have; or

23.1.2 discharge any obligations which it may have,

in terms of, inter alia, any applicable law, the JSE Equities Rules and Directives, the JSE Listings Requirements, the constitutional documents of the Issuer, This BEE Contract or any other agreement concluded by any of them.

23.2 You also consent to the JSE (in whose favour this clause constitutes a stipulation for the benefit of a third party which is open for its acceptance) using any information furnished to it pursuant to clause 23.1 for such purposes as it may deem appropriate.

24. **BREACH**

24.1 If at any time during the existence of This BEE Contract:

24.1.1 You breach Your obligations set out in clause 14.2 in relation to a Specified Issuer or clauses 15.1 or 15.2 (if applicable), 16.1 or 16.2 in relation to Specified BEE Securities issued by a particular Specified Issuer; or

24.1.2 You have made a fraudulent or untrue statement in This BEE Contract or any documents provided by You to a Specified Issuer,

You shall immediately notify that Specified Issuer in writing.

24.2 At any time after learning of the occurrence of an event contemplated in clause 24.1, that Specified Issuer (or the Specified Issuer's Nominee) shall be entitled, but shall not be obliged to buy from You the Specified BEE Securities issued by that particular Specified Issuer by giving You and the Registered Shareholder written notice, in which event a Sale of those Specified BEE Securities shall be deemed to have been concluded on the following terms and conditions:

24.2.1 those Specified BEE Securities shall be acquired with effect from the day prior to the date of the occurrence of an event contemplated in clause 24.1;

24.2.2 the purchase price of those Specified BEE Securities shall be the Forced Sale Value thereof calculated as at the date of the occurrence of the relevant event, discounted by the percentage set out in that Specified Issuer's Additional Terms, if any;

24.2.3 the purchase price as calculated in terms of clause 24.2.2, less an amount equal to the amount of dividends paid by that Specified Issuer to the Registered Shareholder for Your benefit while You were in breach, shall be payable against the registration of those Specified BEE Securities in the name of that Specified Issuer's Nominee, if that Specified Issuer's Nominee acquires those Specified BEE Securities, or upon the cancellation of these Specified BEE Securities if that Specified Issuer buys back those Specified BEE Securities;

24.2.4 those Specified BEE Securities and claims, if any, shall be purchased voetstoots and without any warranties or representations of any nature whatsoever, save that:

24.2.4.1 You are the beneficial owner, and the Registered Shareholder is the registered holder, of those Specified BEE Securities; and

24.2.4.2 no person has any right of any nature whatsoever to acquire those Specified BEE Securities.

25. **OBLIGATION ON REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SPECIFIED BEE SECURITIES**

In respect of clause 24.2, the Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from that Specified Issuer, to instruct the CSDP to effect transfer of the Specified BEE Securities issued by that Specified Issuer out of the account in the name of the Registered Shareholder into an account in the name of that Specified Issuer's Nominee.

PART E: MISCELLANEOUS

26. **RIGHTS FOR THE BENEFIT OF THE SPECIFIED ISSUER AND THE SPECIFIED ISSUER'S NOMINEE**

The provisions of This BEE Contract, save for clauses 11, 12 and 21, constitute a stipulatio alteri for the benefit of each of the Specified Issuers and each of the Specified Issuers' Nominees, which any of them will be entitled to accept at any time. Notwithstanding the fact that there will be many Specified Issuers who will be parties to This BEE Contract, in the event that a Specified Issuer wants to accept the benefits under This BEE Contract, that Specified Issuer shall not be obliged to notify the other Specified Issuers of such acceptance.

27. **ADDRESS FOR SERVICE**

27.1 The parties choose as their addresses for service for all purposes under This BEE Contract, whether in respect of court process, notices or other documents or communications of whatsoever nature, the addresses set out in the cover page of This BEE Contract. The Issuer chooses its registered office as its address for service for all purposes under This BEE Contract, whether in respect of court process, notices or other documents or communications of whatsoever nature, but in the case of notices they shall be marked for the attention of the company secretary.

27.2 Any notice or communication required or permitted to be given in terms of This BEE Contract shall be valid and effective only if in writing, whether delivered by hand, by post, by telefax or electronically.

27.3 Any party may by notice to the other parties change the physical address chosen as its address for service to another physical address where postal delivery occurs in the Republic of South Africa or its postal address, telefax number or e-mail address provided that the change shall become effective on the 7th (seventh) business day from the deemed receipt of the notice by the other parties.

27.4 Any notice to a party:

27.4.1 sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to its chosen address for service shall be deemed to have been received on the 7th (seventh) business day after posting (unless the contrary is proved);

27.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address for service shall be deemed to have been received on the day of delivery;

27.4.3 sent by telefax to its chosen telefax number shall be deemed to have been received on the date of despatch (unless the contrary is proved); or

27.4.4 sent electronically to its chosen e-mail address, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

27.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen address for service.

28. EXTENSION OF TIME, WAIVER OR RELAXATION

No extension of time or waiver or relaxation of any of the provisions or terms of This BEE Contract or any contract, bill of exchange or other document issued or executed pursuant to or in terms of This BEE Contract, which is furnished by any Specified Issuer, shall operate as an estoppel against any party in respect of its rights under This BEE Contract, nor shall it operate so as to preclude such party (save as to any extension, waiver or relaxation actually given) thereafter from exercising its rights strictly in accordance with This BEE Contract.

29. CESSION

29.1 A Specified Issuer shall be entitled at any time and without consent of the parties to This BEE Contract to cede all or any of its rights and delegate all or any of its obligations in terms of This BEE Contract to any third party whomsoever.

29.2 Each of the CSDP and the JSE Member shall be entitled to assign all of its rights and obligations in terms of This BEE Contract as an indivisible whole (provided that includes any liabilities under this contract which may have arisen prior to such assignment) to any successor-in-title to that CSDP's business or JSE Member's business, as the case may be, provided that successor-in-title to that CSDP's business or JSE Member's business, as the case may be, has signed a contract in the form of This BEE Contract.

29.3 Save for a Specified Issuer, the CSDP and the JSE Member, the parties to This BEE Contract shall not be entitled to cede any of their rights or delegate any of their obligations in terms of This BEE Contract to any person whomsoever.

30. AMENDMENT

You, the Registered Shareholder, the CSDP, the JSE Member, the IH and the IHRS agree that This BEE Contract cannot be amended by any of you without the prior written consent of all the Specified Issuers.

31. EXECUTION IN COUNTERPARTS

This BEE Contract may be executed in several counterparts, each of which shall together constitute one and the same instrument.

32. ADDITIONAL TERMS

By placing Your signature in the space provided below You warrant that You:

32.1 acknowledge and understand that the BEE Contract comprises:

32.1.1 the generic terms set forth in this BEE Contract; and

32.1.2 as regards each Specified Issuer, its Additional Terms which form an integral part of this BEE Contract;

32.2 acknowledge and confirm that You have read and understood, and are bound by, the generic terms set forth in This BEE Contract and the Additional Terms specific to each Issuer whose BEE Securities are already listed on the BEE Segment;

32.3 acknowledge and confirm that in respect of any BEE Securities which are to be listed on the BEE Segment after Your signature of this BEE Contract, You will read that Issuer's Additional Terms before you acquire that Issuer's BEE Securities and by trading in such Specified Securities You agree that You will be bound by such Additional Terms as an integral part of This BEE Contract.

_____ **(YOU)** [14]

Signature: _____

<p style="text-align:center">*who warrants that he/she is duly authorised thereto if signing on behalf of an entity*</p>

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

For _____ **(IH)** [15]

Signature: _____

<p style="text-align:center">*who warrants that he/she is duly authorised thereto if signing on behalf of an entity*</p>

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

For _____ **(IHRS)** [16]

Signature: _____

<p style="text-align:center">*who warrants that he/she is duly authorised thereto if signing on behalf of an entity*</p>

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

For _____ **(JSE MEMBER)** [17]

Signature: _____

<p style="text-align:center">*who warrants that he/she is duly authorised thereto*</p>

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

For _____ **(REGISTERED SHAREHOLDER)** [18]

Signature: _____

---

[14] The Beneficial Owner always has to sign This BEE Contract. Own Name Clients to sign This Bee Contract as the Beneficial Owner and as the Registered Shareholder.

[15] There may not always be an IH which is a party to This BEE Contract. The IH will sign as IH, but not as Registered Shareholder.

[16] There may not always be an IHRS which is a party to This BEE Contract. The IHRS will sign as IHRS and as Registered Shareholder.

[17] There may not always be a JSE Member which is a party to This BEE Contract.

[18] The Registered Shareholder always has to sign This BEE Contract. Own Name Clients to sign as Registered Shareholder and as Beneficial Owner.

who warrants that he/she is duly authorised thereto if signing on behalf of an entity

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

For _____ **(CSDP)** [19]

Signature: _____

who warrants that he/she is duly authorised thereto if signing on behalf of an entity

Name: _____

Date: _____

Place: _____

Witness: _____

Witness: _____

---

[19] The CSDP will sign This BEE Contract to the extent that You are a non-controlled client of the CSDP or a client of the IH which IH is a non-controlled client of the CSDP.

Annexure A – Checks in relation to You

Checks	√ (Tick box)
A. **Natural persons**	
1. BEE Contract signed by:	
1.1 • You	
1.2 • other relevant persons who should be parties to that BEE Contract	
2. You have inserted in BEE Contract under Your name, Your identity number	
3. Your name and identity number as inserted in BEE Contract is identical to that on the Extract	
4. Extract (certified copy or copy of certified copy) either reflects that You were born in South Africa **or** that the identity book was issued prior to 27 April 1994 **and if not**, that the Beneficial Owner has attested to a Naturalisation Affidavit (original or copy);	
B. **Persons other than natural persons**	
1. BEE Contract signed by:	
1.1 You	
1.2 other relevant persons who should be parties to that BEE Contract	
2. the person who signs the BEE Contract on Your behalf is duly authorised to do so (request copy of an authorising resolution)	
3. You have inserted under Your name, Your registration number or IT reference number, as the case may be	
4. Your name and registration number or IT reference number, as the case may be, is identical to that on the BEE Certificate (original or copy)	
5. BEE Certificate is unexpired	
6. BEE Certificate indicates that exercisable voting rights and economic interest in the hands of BEE Compliant Persons is greater than 50% in both cases (using only the flow through principle)	

Annexure B – Extract of Identity Document

[to be attached when This BEE Contract is signed]

Annexure C – Naturalisation Affidavit

AFFIDAVIT FOR A NATURAL PERSON

I, the undersigned,

_____

(Full names)

_____

(South African Identity Number)

hereby declare under oath as follows, that:

1. I am a "Black Person" as defined in the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as this definition of interpreted by the courts from time to time;

2. #I became a South African citizen by birth/descent before the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994;

#Delete if not applicable

3. #I became a South African citizen by naturalization before the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994;

#Delete if not applicable

4. #I became a South African citizen by naturalization after the commencement date of the constitution of the Republic of South Africa Act of 1993, being prior to 27 April 1994, but I would have qualified for South African naturalization prior to 27 April 1994 in the absence of the laws governing the apartheid regime;

#Delete if not applicable

5. the certified copy of my identity document attached to this affidavit is true and complete and is verifiable proof of the above declarations.

#Delete if not applicable

_____

[FULL NAME OF DEPONENT]

I certify that the deponent has acknowledged that he/she knows and understands the contents of this affidavit, that he/she has no objection to taking the prescribed oath and that he/she considers it binding upon his/her conscience.

Thus signed and sworn to before me at _____ [Place] on _____ [Date].

_____

COMMISSIONER OF OATHS

FULL NAMES: _____

DESIGNATION: _____

STREET ADDRESS: _____

Annexure D – BEE Certificate

[to be attached when This BEE Contract is signed]

TYPES OF CONTRACTS APPLICABLE TO INDIVIDUAL SASOL BEE ORDINARY SHAREHOLDERS IF THEIR SASOL BEE ORDINARY SHARES ARE LISTED ON THE PROPOSED BEE SEGMENT

Type of Sasol BEE Ordinary Shareholder	Position of individual shareholder immediately after Bulk Dematerialisation	Position if election made by individual shareholder to acquire Sasol BEE Ordinary Shares (after date of listing on proposed BEE Segment)	Position if all individual shareholder's Sasol BEE Ordinary Shares Ordinary Shares dematerialised	Position if all individual shareholder's dematerialised Sasol BEE Ordinary Shares rematerialised	Position if individual shareholder's Sasol BEE Ordinary Shares already dematerialised and shareholder appoints new registered owner or new CSDP
Election Shareholder	Remains bound by Cash Contract/ New Cash Contract	• Obliged to sign BEE Contract • Cash Contract/New Cash Contract continues to apply as regards certificated Sasol BEE Ordinary Shares still owned	• Obliged to sign BEE Contract • Cash Contract/New Cash Contract falls away	• Obliged to sign New Cash Contract unless a New Cash Contract is still in place covering certificated Sasol BEE Ordinary Shares not dematerialised • BEE Contract falls away	Obliged to sign replacement BEE Contract with relevant parties
Bulk Dematerialised Shareholder	Bound by Amended Cash Contract/Amended New Cash Contract	• Obliged to sign BEE Contract • Amended Cash Contract/Amended New Cash Contract continues to apply as regards Bulk Dematerialisation Shares	N/A	• Obliged to sign an addendum to to amend the Amended Cash Contract/Amended New Cash Contract to reinstate it to the form of the Cash Contract/New Cash Contract • BEE Contract falls away	• Obliged to sign BEE Contract with relevant parties • Amended Cash Contract/ Amended New Cash Contract falls away
New acquirer of Sasol BEE Ordinary Shares after Bulk Dematerialisation (other than in the case of inheritance/ insolvency)	N/A	Obliged to sign BEE Contract	N/A	• Obliged to sign New Cash Contract unless an existing New Cash Contract is still in place covering certificated Sasol BEE Ordinary Shares not dematerialised • BEE Contract falls away	Obliged to sign replacement BEE Contract with relevant parties

TERMS AND CONDITIONS OF THE CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER



Computershare Limited
Reg. No. 2000/006082/06

CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

TERMS AND CONDITIONS OF CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

1. **INTERPRETATION**

    1.1 Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, bear the meanings ascribed to them:

"Agreement"	means this private investor custody and settlement agreement between the Client and Computershare;
"Amended Cash Contract"	means the contract concluded by Sasol with each of the holders of the Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, as amended by the Replacement Clauses;
"Amended New Cash Contract"	means the prescribed contract concluded between Sasol and a holder of Sasol BEE Ordinary Shares who acquired such shares on or after 8 September 2010, as amended by the Replacement Clauses;
"Bank Account"	means the bank account nominated by the Client at the time of the Client's initial subscription for or acquisition of Securities or nominated when the Client acquired Securities on or after 8 September 2010, or as may be advised in writing to Computershare from time to time;
"BEE Act"	means the Broad-Based Black Economic Empowerment Act, 2003 and any regulations promulgated thereunder;
"BEE Securities"	means the securities in respect of which an issuer requires that the beneficial owners are Black Persons or Black Groups for a period as prescribed by the issuer;
"BEE Segment"	means a segment of the main board of the JSE where an issuer may list its BEE Securities and where trading in BEE Securities is restricted to Black Persons and Black Groups;
"Black Companies"	means a company which is a BEE Controlled Company and a BEE Owned Company each as defined in the Codes;
"Black Entities"	means a vesting trust which qualifies for recognition under the Codes, a broad-based ownership scheme, a close corporation, or an unincorporated entity or association, including a partnership, joint venture, syndicate or "stokvel" as may be determined by Sasol in its sole discretion as an entity or association, which may enable Sasol to claim points pursuant to the Codes;
"Black Groups"	means Black Companies and Black Entities;
"Black Person"	means a 'black person' as defined in the BEE Act and/or the Codes and/or any charter applicable to Sasol group of companies, whichever is the most stringent at the date of selling the Sasol BEE Ordinary Shares and "Black" shall be construed accordingly;

"Bulk Dematerialisation"	means the process by which all the share certificates in respect of the Sasol BEE Ordinary Shares, whose holders have not elected to hold such shares in certificated form, are converted into an electronic form and such shares are transferred into the name of Computershare so as to be held by it for and on behalf of those holders of Sasol BEE Ordinary Shares who bulk dematerialise;
"Client"	means the contracting natural person or juristic person which will continue to be the beneficial owner of the Securities after the Bulk Dematerialisation is implemented;
"Codes"	means the Codes of Good Practice promulgated in terms of section 9(1) of the BEE Act;
"Computershare"	means Computershare Limited (registration number 2000/006082/06) and Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07), (the company designated by Computershare as the nominee holding the Securities for and on behalf of the Client as the registered holder);
"CSD"	means a Central Securities Depository licensed as such under section 32 of the Securities Services Act;
"FAIS"	means the Financial Advisory and Intermediary Services Act (Act No. 37 of 2002);
"FICA"	means the Financial Intelligence Centre Act (Act No. 38 of 2001) and its regulations;
"Issuer"	means Sasol, being the issuer of the Sasol BEE Ordinary Shares;
"Issuers-Participants Contract"	means the contract prescribed by the JSE, which is required to be signed by: • issuers of BEE Securities prior to their BEE Securities being listed on the BEE Segment; • all Participants which have been accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD prior to the date of the first listing of BEE Securities on the BEE Segment; and • all other Participants prior to the earlier of their (i) being accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD or (ii) being assigned all of a Participant's rights and obligations in terms of this contract in accordance with the provisions thereof, both of which occurrences in (i) and (ii) take place after the date of the first listing of BEE Securities on the BEE Segment;
"JSE"	means JSE Limited;
"Participant"	means a person who holds in custody and administers Securities or an interest in Securities and that has been accepted by the CSD as a Participant;
"Replacement Clauses"	means the clauses which are set out in Appendix 5 to the circular to Sasol shareholders dated 1 November 2010;
"Sasol"	means Sasol Limited (registration number 1979/003231/06);
"Sasol BEE Ordinary Shares"	means no par value shares in Sasol's share capital designated as 'Sasol BEE Ordinary Shares';
"Securities"	means Sasol BEE Ordinary Shares;
"Securities Legislation"	means the Companies Act (Act No. 61 of 1973) as amended and its successor enactment, the Securities Services Act, the Rules and Directives of the JSE or any other applicable stock exchange and the Rules and Directives of any central securities depository made under section 39 of the Securities Services Act;
"Securities Services Act"	means the Securities Services Act (Act No. 36 of 2004).

1.2 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

1.3 Unless the context clearly indicates a contrary intention, any word connoting any gender includes the other gender, the singular includes the plural and *vice versa* and natural persons includes artificial persons and *vice versa*.

1.4 When any number of days is prescribed such number shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa.

2. APPOINTMENT

2.1 Computershare is the holder of a category II Financial Services Provider licence issued in terms of FAIS and is authorised to render intermediary services in respect of investment schemes and products as defined in 2.2 below:

2.2 Computershare is authorised to execute transactions in accordance with the Client's instructions relating to the following financial products:

2.2.1 Securities and Instruments: Shares

2.2.2 Securities and Instruments: Money Market Instruments

2.2.3 Securities and Instruments: Debentures and Securities Debt

2.2.4 Securities and Instruments: Warrants, Certificates and other instruments

2.2.5 Securities and Instruments: Bonds

2.2.6 Securities and Instruments: Short Term Deposits

2.3 Subject to the terms of this Agreement and the provisions of the Amended Cash Contract, the Amended New Cash Contract and/or the Issuers-Participants Contract, as the case may be, the Client appoints Computershare as its financial services provider, agent, custodian and administrator for the safe keeping and administration of Securities, and for the settlement of transactions in those Securities and to attend to certain incidental matters detailed in this Agreement.

2.4 Computershare may make use of the services of its staff to execute certain administrative functions in the course of rendering intermediary services to the Client.

2.5 For the purposes of this Agreement, Computershare shall be referred to as a Participant and *vice versa*.

2.6 The parties shall at all times be bound by the provisions of the Securities Legislation and must comply with any other provisions that may be required by legislation as a result of the nature of the Client.

2.7 For the purposes of this Agreement, Computershare will aggregate any instructions received from local clients (within the Common Monetary Area) in terms of clause 12.1.14 of these terms and conditions and effect the transaction in the local jurisdiction.

2.8 The Client may not hold Securities in the capacity of a nominee holding Securities on behalf of a beneficial owner, while his/her/its Securities are held by Computershare.

3. SECURITIES DEPOSITED FOR SAFE CUSTODY

3.1 Securities that Computershare may accept on behalf of the Client in accordance with this Agreement shall be uncertificated securities.

3.2 Computershare shall be obliged to accept all Securities pursuant to the Bulk Dematerialisation.

3.3 The Client warrants to Computershare that any encumbrance of the Securities deposited for safe custody from time to time, will be in accordance with the provisions of the Amended Cash Contract and/or the Amended New Cash Contract, as the case may be.

3.4 The Client undertakes in favour of Computershare to disclose any beneficial, limited or other interest in Securities deposited for safe custody from time to time.

4. **CONFLICT**

4.1 In the event of any conflict between the provisions of this Agreement and the Securities Legislation, the provisions of the Securities Legislation shall prevail.

5. **SECURITIES ACCOUNT**

5.1 Computershare shall in accordance with its standard operating procedures open and maintain a Securities account(s) in its records in the name of the Client to record the number or nominal value of securities of each kind deposited by the Client with Computershare and to record all transactions and entries made in respect of such Securities ("the Securities Account").

5.2 Any entry made in a Securities Account shall be made only in accordance with authenticated instructions given by the Client and the provisions of the Securities Legislation. Computershare will make the entry in the relevant account of the Client where the Securities are held.

5.3 Computershare shall not be obliged to make any entry in a Securities Account unless it conforms to clause 10 of this Agreement, the Amended Cash Contract, the Amended New Cash Contract, and/or the Issuers-Participants Contract, as the case may be.

5.4 Computershare shall not give effect to any instruction that will result in a debit balance in respect of any security held in a Securities Account.

6. **SAFEKEEPING OF SECURITIES**

6.1 Records of uncertificated securities held by Computershare shall be kept and maintained in the manner provided for in the Securities Legislation.

6.2 Securities held on the Client's behalf must be registered in the name of Computershare.

6.3 Computershare shall take such steps to protect Securities held under custody against theft, loss or destruction as provided for in the Securities Services Act.

7. **RETENTION OF RECORDS**

7.1 Computershare will keep the records of this Agreement and related documents in terms of section 22 of FICA.

7.2 The Client agrees that Computershare at its absolute discretion will destroy the records and documentation relating to this Agreement after the expiry of the retention period referred to in clause 7.1.

7.3 The Client acknowledges and agrees that records and relevant documents shall be considered to be retained by Computershare if the copies are scanned and are available in electronic form. Subject to an electronic copy being available, Computershare shall not be under any obligation to retain records and documents in paper form.

8. **SETTLEMENT OF TRANSACTIONS**

8.1 For the purposes of this Agreement, the Client designates the Bank Account as his/her/its settlement account. The Bank Account may be amended from time to time by completing the necessary instruction in writing to Computershare.

8.2 Computershare shall credit the Bank Account with all proceeds received by Computershare in respect of the Securities held in or transacted through the Securities Account. The Client authorises Computershare or its agent to debit the Bank Account with any amount owing by the Client.

8.3 The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

9. **SECURITIES STATEMENTS**

9.1 Computershare shall provide the Client with a statement when there is a change in the client's portfolio and in accordance with the Securities Legislation.

9.2 Unless an objection is made in writing by the Client to any entry contained in any statement of a Securities Account within 60 days after the statement date, the statement shall, in the absence of fraud or any manifest error, be treated as *prima facie* evidence of the entries indicated therein and the Client shall not thereafter be entitled to make any claim against Computershare or to any other action in respect thereof.

10. **VERIFICATION OF IDENTITY OF CLIENT**

    10.1 Computershare may verify information against any credit bureau's database for verification or security purposes, if required.

11. **INSTRUCTIONS BY THE CLIENT**

    11.1 All instructions given by the Client shall be sent to Computershare at the address set out at clause 21 of this Agreement. All instructions shall be sent in writing, or by any other means as may be approved by Computershare from time to time in writing. Computershare shall not be obliged to carry out any instruction that does not comply with this Agreement, the Amended Cash Contract the Amended New Cash Contract, the Issuer-Participants Contract, the requirements of FICA, the Securities Legislation or Computershare's standard operating procedures, as the case may be.

    11.2 On each occasion on which an instruction is given, the Client will be regarded as having confirmed that he has the necessary authority. Computershare may record telephonic or electronic conversations with the Client and its representatives and the Client agrees that such recordings or transcripts thereof may be used as evidence in any dispute with the Client.

    11.3 In the event that the Client gives to Computershare an instruction to buy or sell Securities on behalf of the Client, subject to the limited mandate to carry out such instruction without having to exercise any independent discretion and in terms of a particular service offered by Computershare, then the Client gives to Computershare the right to appoint and pay brokers and other agents to carry out such instruction, to receive and give receipts in respect of such purchases or sales and to do all such things incidental thereto in order to give effect to such instruction.

    11.4 Where the Client has previously provided an e-mail address and/or cellular phone number the Client will continue to receive communications via these media, unless a written instruction is received to the contrary.

12. **DEALING ROUTING SERVICE**

    12.1 By submitting any instruction to transact in Securities using the Computershare Dealing Routing Service ("dealing service") the Client agrees to the following provisions:

        12.1.1 The Client may only give instructions to transact in any Security by means of the telephonic service when operational. Instructions will not be accepted by any other means, including without limitation, fax, electronic mail, and photocopied forms or through the Internet. Computershare reserves the right to alter the times that the telephonic service is available.

        12.1.2 Computershare will not carry out any instruction to transact Securities on behalf of the Client unless it is satisfied that the Client has been recorded as the owner of the Securities in Computershare's records.

        12.1.3 The Client may only use the dealing service if his Securities are registered in the South African sub-sub-register maintained and operated by Computershare.

        12.1.4 Computershare will endeavour to inform the Client if an instruction given by the Client will not be carried out unless Computershare has good reason for not doing so. Computershare will not be liable for refusing to carry out any instruction if it has good reason for not doing so.

        12.1.5 Any instruction submitted by another person on behalf of the Client should not be recognised unless an original power of attorney or other appropriate authority (or a complete copy thereof certified by a Commissioner of Oaths) has been received and accepted by Computershare.

        12.1.6 All instructions given by the Client to the dealing service are irrevocable and shall be dealt with on the business day immediately following the business day on which they were received and failing that as soon as reasonably possible thereafter.

        12.1.7 In the event that Computershare's nominated stockbroker is unable to process the entire trade due to there being insufficient buyers or sellers in the market, the balance of the trade will be kept pending by the broker for a 30-day period in terms of standard market practice.

        12.1.8 Computershare will thereafter endeavour to notify the Client of the status of the trade and the Client shall upon receipt of Computershare's notification provide a replacement instruction or cancel the balance of the trade.

        12.1.9 No limit order or raise order will be accepted by Computershare. The Client acknowledges that prices may fluctuate from the time the instruction is given until the time that the transaction is executed.

12.1.10 By submitting an instruction to Computershare to arrange to sell any Security on his behalf, the Client warrants that:

12.1.10.1 he has not sold or purported to sell the securities or the interest in any security to any third party;

12.1.10.2 the Securities will be sold free from all liens, charges or other third party rights or any encumbrance of any kind;

12.1.10.3 he is entitled to sell the Securities;

12.1.10.4 the sale will not constitute a breach by the Client of any applicable laws and regulations; and

12.1.10.5 he is not a minor, or if he is a minor, that he is properly assisted by a parent or court appointed guardian.

12.1.11 The Client irrevocably undertakes that he will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Computershare may from time to time require to give effect to any instruction by the Client.

12.1.12 The dealing service shall be operated strictly on an "execution only" basis. Computershare shall not provide, or have any responsibility to provide any financial, taxation or other advice to the Client.

12.1.13 A transaction in any Security through the dealing service will be executed by a stockbroker appointed by Computershare. By submitting an instruction to Computershare the Client irrevocably authorises Computershare to appoint a stockbroker to execute the transaction on behalf of the Client on the basis that:

12.1.13.1 Computershare will instruct a stockbroker to obtain the best price reasonably available in the market at the time of dealing. If no such price can be ascertained, the stockbroker will take reasonable care to carry out the instruction at a price which is fair and reasonable; and

12.1.13.2 Computershare shall, to the exclusion of all others including the Client, be entitled to bring any action, suit or proceedings ("Actions") against the stockbroker arising out of or in connection with the sale. Computershare shall, in its sole discretion, determine the nature and scope of such Actions. By submitting an instruction to Computershare the Client waives his right in relation to such Actions.

12.1.14 The stockbroker appointed by Computershare may aggregate any instruction with those of other holders of Securities transacting Securities through the dealing service but may not aggregate the sale with any other clients of the stockbroker, provided that any aggregation shall take place in accordance with the Rules of the JSE.

12.1.14.1 The price per Security that the Client will receive in the case of transactions that are aggregated will be the total proceeds of all aggregated transactions in the relevant period less all costs of the transactions divided by the number of Securities sold in such transactions;

12.1.14.2 The price per Security that the Client will receive where transactions are not aggregated will be the price at which such Securities are sold in the relevant period less all costs of the sale;

12.1.14.3 The proceeds payable to the Client shall be rounded down, where necessary, to the nearest whole Rand. Resulting fractions of any Rand will be aggregated and may be retained by Computershare.

12.1.14.4 Each Security aggregated with other securities being transacted through the dealing service in any relevant period will only be treated as sold when it is actually sold by the dealing service.

12.1.15 The Client shall ensure that in respect of any purchase of Securities by the Client in respect of which Computershare is required to act as settlement agent, the Client shall deposit cleared funds to cover the purchase consideration in the **Computershare Ltd – Dealing Trust Account**, being account number **62022148317** held at **First National Bank**, branch code **25-50-05**. The Client shall then immediately forward proof of the deposit to Computershare and then telephone Computershare to place the purchase order. The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

12.1.16 Unless settlement instructions and cleared funds are received by Computershare in accordance with clause 12.1.15, Computershare shall not be under any obligation to confirm settlement to a central securities depository and the Client shall be liable for any resultant penalties levied by a settlement authority pursuant to any failed trade.

12.1.17 Orders executed through the service shall be subject to the charges published from time to time, initially as set out in Schedule A to this Agreement.

12.1.18 Computershare may vary the amount, rate or basis of charges from time to time and may introduce new charges.

12.1.19 Fees, taxes, charges and other expenses of whatever nature incurred on behalf of the Client will be deducted from the proceeds of any transaction.

12.1.20 Instructions to carry out more than one transaction will be treated as separate transactions and each such transaction shall be charged separately.

12.1.21 All transactions will take place on the JSE.

12.1.22 Computershare will subject to applicable exchange control legislation and regulations pay to the Client the proceeds of any sale into the Client's Bank Account.

12.1.23 Advice of any transaction will be included in a transaction statement sent to the Client.

12.1.24 Computershare may terminate the dealing service at any time without giving notice thereof to the Client. All valid instructions given to the dealing service in accordance with this Agreement before termination will be carried out.

12.1.25 Transactions will be carried out and records relating to instructions by the Client will be kept according to the rules, customs and practices of the JSE.

12.1.26 If the dealing service cannot perform any of its services under this Agreement due to circumstances beyond its reasonable control, Computershare will take all reasonable steps to bring such circumstances to an end, but Computershare shall not be liable for any non-performance of the dealing service.

12.1.27 Without prejudice to any stockbroker's obligations to execute transactions on the JSE, when a stockbroker executes an instruction given to the dealing service the Client acknowledges that the stockbroker could be acting as principal for its own account. By submitting an instruction to the dealing service the Client consents, where applicable, to the stockbroker acting as principal for its own account.

12.1.28 The Client indemnifies Computershare and those persons acting on his behalf in relation to the provision of the dealing service and their respective directors, employees and agents against any liability (except to the extent that the liability is caused by Computershare or such persons own default, negligence or fraud) which it or they may incur as a result of the dealing service.

12.1.29 Computershare does not receive any brokerage commission *in lieu* of execution of trades.

12.1.30 Computershare shall not be responsible for the loss in transmission of any cheque, document of title, statement or any other document sent through the post to the Client, whether or not it was so sent at the Client's request.

13. **VOTING ON BEHALF OF CLIENTS**

13.1 Computershare will only vote on behalf of the client if a written instruction is received from the Client by the stipulated date.

14. **NOTIFICATION OF CORPORATE EVENTS AND CASH DIVIDENDS**

14.1 Computershare shall notify clients of all corporate events as required in terms of the Securities Legislation, which includes but is not limited to non-elective events, i.e. announcements and related information.

14.2 Computershare is not obliged to send such notification as stated in 14.1 above to the extent that all the salient details of such non-elective benefits are incorporated in the Annual Financial Statements, Interim Statements or a shareholder circular by the Issuer and it has been or will be sent directly to the Client by an Issuer.

14.3 Computershare will send its notification on receipt of the final announcement published by the CSD.

14.4 The Client may elect not to receive annual financial statements or circulars provided that they understand the implications and consequences of such an election. By choosing not to receive the documentation, the Client acknowledges that they may not receive pertinent information concerning non-elective events or the payment of dividends.

14.5 Dividend information will continue to be published in the local newspapers in terms of standard market practice and Computershare will continue to send a payment advice/statement once the payment or corporate action has been processed.

15. ACCRUALS

15.1 All cash accruals received in respect of investments, including dividends will be paid in accordance with the Client's instructions and regulatory requirements.

16. INTEREST ON FUNDS DEPOSITED INTO CLIENT TRUST ACCOUNT FOR PURCHASE OF SECURITIES

16.1 Where funds are deposited into Computershare's Client Trust account for the purchase of securities, Computershare will retain any interest that accrues to cover administration costs. The Client may claim interest by lodging a claim in writing, however, only claims for amounts of more than R50.00 (Fifty Rand) will be considered.

17. INFORMATION TO BE DISCLOSED BY PRODUCT SUPPLIERS

17.1 The Client confirms that Computershare shall not be required to provide any information other than that required by law.

18. CHARGES

18.1 The Client shall pay the fees and charges published from time to time by Computershare and notified to the Client.

18.2 Computershare may increase or vary the charges on 60 days' written notice to the Client and may thereafter levy such fees or charges.

18.3 Notwithstanding anything to the contrary in this Agreement, Computershare shall not be obliged to act upon any instruction given by the Client or to deliver to the Client any securities or monies until all the amounts due and owing by the Client to Computershare have been discharged in full.

19. INDEMNITY

19.1 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs or expenses incurred by Computershare or its nominees or agents in connection with the due and proper performance by Computershare of its obligations pursuant to this Agreement.

19.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation due to his failure to give a valid instruction in accordance with the terms of this Agreement.

20. TERMINATION

20.1 Either party may terminate this Agreement at any time by giving at least 30 days' written notice of termination to the other party.

20.2 Computershare shall advise the Client in writing within three (3) business days of any termination of its participation as a Participant or of it being placed under interim management.

20.3 The Client must, following notification of termination of its Participant in terms of Rule 5.7.7, inform the Participant, its trustee, liquidator, curator, judicial manager, administrator or other lawful agent to which Participant the Client's Securities Account shall be transferred within 30 (thirty) calendar days of the Clients receiving such notification.

21. **NOTICES**

    21.1 For the purposes of this Agreement, the Client chooses the physical address provided at the time of the initial subscription of Securities or provided when the Client acquired Securities on or after 8 September 2010 or such amendment thereto as advised in writing to Computershare from time to time as the address for the receipt of all notices and legal process. Any notice by Computershare to the Client shall, if sent by facsimile or by e-mail, be deemed to have been received by the Client on the day of transmission of the facsimile or e-mail and if sent by post, on the seventh day after posting.

    21.2 Any notices by Computershare to the Client given either orally or by electronic means shall be deemed to have been received by the Client.

    21.3 Computershare chooses as the address for the receipt of all notices and legal process 70 Marshall Street, Johannesburg, 2001.

22. **VARIATION**

    22.1 Any addition to, variation or cancellation of this Agreement shall be communicated to the other party in writing.

23. **GOVERNING LAW**

    23.1 This Agreement shall be construed in accordance with the laws of the Republic of South Africa.

COMPUTERSHARE LIMITED
Service and Settlement Fee Structure for Shareholder

Computershare

FEE DESCRIPTION	ISSUER SPONSORED NOMINEE (using Computershare Dealing Routing Service)
Dematerialisation	Not applicable *
Service	Not applicable *
Transaction & Settlement	**On exchange:** included in the dealing fee
	Off exchange: R80.00 + R11.20 (VAT)=R91.20 per transaction for third party transfer (Change of Beneficial Ownership)
	Off-market Account Transfer: R70.00 + R9.80 (VAT) = R79.80 per transfer
	Off-market Securities Lending: R70.00 + R9.80 (VAT) = R79.80 per transaction
	Portfolio Moves: R54.21 + R7.59 (VAT) =R61.80 per transaction (Transfer holdings to or from broker or other CSD Participant)
	Pledge/Pledge Release: Service not available
	Certificate Withdrawal: (Rematerialisation): R550.00 + R77.00 (VAT) = R627.00 per certificate
	Removal: Not Applicable
	Cancellations: R22.59 + R3.16 (VAT) = R25.75 per cancellation
Dealing	**Sales:** R0.01 – R40 000.00 = R115.00 (admin fee) + R16.10 (VAT) = R131.10 R40 000.01 + = R115.00 (admin fee) + 0.25% + (VAT) **Purchases:** R115.00 (admin fee) + 0.25% + (VAT) These fees exclude any other tax
Other	**Cash Transfer/Refund/Residual Refund:** R23.25 + R3.25 (VAT) = R26.50 per transaction
	Cash deposit or Automated Deposit Terminal fee: R1.80 + R0.25 (VAT) = R2.05 per R100.00 deposited with a minimum fee of R7.50
	Cheque Deposit Fee: R4.39 + R0.61(VAT) = R5.00 per cheque deposit
	Stop Payment & Re-issue cheque/EFT: R142.11 + R19.89 (VAT) = R162.00 per request
	Unpaid cheque fee: R59.39 + R8.31 (VAT) = R67.70 per cheque deposit
	Issuing payments by cheque rather than EFT: R29.12 + R4.08 (VAT) = R33.20 per cheque
	Posting cheque via registered mail: R35.09 + R4.91 (VAT) = R40.00 per cheque
	Issue of duplicate transaction advice: R32.46 + R4.54 (VAT) = R37.00 per advice
	Queries older than 1 year: R263.16 + R36.84 (VAT) = R300.00 (Include refund of deposits)

* Fees sponsored by the Issuer of the security.
All fees quoted, unless otherwise indicated, include Strate cost. Fees are subject to change.



Sasol Limited

(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE share code: SOL ISIN: ZAE000006896
NYSE share code: SSL ISIN: US8038663006

NOTICE OF GENERAL MEETING

(The definitions and interpretations set out on pages 6 to 11 of the Circular to which this Notice of General Meeting is attached shall also apply to this Notice of General Meeting other than the content of the special resolutions.)

NOTICE IS HEREBY GIVEN THAT a general meeting of the Sasol Shareholders will be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at Summer Place, 69 Melville Road, Hyde Park, South Africa, on Friday, 26 November 2010 at 9:00, to consider and, if deemed fit, to pass with or without modification the following resolutions, which have been divided into separate parts for ease of consideration, namely:

- **Part A** (comprising Special Resolutions Numbers 1, 2, and 3 and Ordinary Resolution Number 1), which deals with resolutions applicable to the Bulk Dematerialisation of the certificated Sasol BEE Ordinary Shares (to enable the Company to achieve a listing of the Sasol BEE Ordinary Shares on the BEE Segment, being Sasol's preferred trading mechanism, at an acceptable cost), including the deemed conclusion of the Custody Agreement by the Bulk Dematerialised Shareholders with the Computershare Nominee Company and Computershare Limited and the amendment of the Cash Contract and the New Cash Contract by the Replacement Clauses in respect of the Bulk Dematerialised Shareholders, the continued application of the Cash Contract or the New Cash Contract in respect of Sasol BEE Ordinary Shares that are not Dematerialised pursuant to the Bulk Dematerialisation and the authority to the Transfer Secretaries to replace the share certificates of all Election Shareholders with new share certificates reflecting the new alpha code and ISIN applicable to Sasol BEE Ordinary Shares required for a listing on the BEE Segment. Although the new definitions included in Article 161 are not only applicable to the Bulk Dematerialisation but also to all the new Articles 162 to 169, they have been included in Part A because it was appropriate to insert the definitions at the outset of the new articles. When the Cash Invitation Prospectus was issued by the Company, each successful applicant was required to sign the application form and as a result became bound by the Cash Contract. From 8 September 2010, when Sasol BEE Ordinary Shareholders became entitled to Sell their Sasol BEE Ordinary Shares to BEE Compliant Persons, until the establishment of the trading mechanism, the persons acquiring such shares were, and will be, obliged to sign the New Cash Contract. Each of the Cash Contract and New Cash Contract currently contains, *inter alia,* an agreement by each Sasol BEE Ordinary Shareholder that such shares will be held in certificated form with the share certificates being held in custody by Computershare Limited for and on behalf of each Sasol BEE Ordinary Shareholder. It is a requirement of the JSE that shares traded on the JSE be held in Dematerialised form. In the event that the Sasol BEE Ordinary Shares are not listed on the JSE, and instead the Company establishes an OTC, it may also be a requirement that shares traded on the OTC be held in Dematerialised form to facilitate settlement. Accordingly, the resolutions for the Bulk Dematerialisation of the Sasol BEE Ordinary Shares contained in Part A will also facilitate, although not a requirement, the trading of Sasol BEE Ordinary Shares on the OTC, should that trading mechanism at some time apply;

- **Part B** (comprising Special Resolutions Numbers 4, 5, 6 and 7), which deals generally with provisions relating to a potential listing on the JSE and Dematerialisation issues generally, comprising:

  - the Additional Terms applicable to the BEE Contract for trading in respect of Sasol BEE Ordinary Shares on the BEE Segment;

  - the revised rights, privileges and restrictions applicable to the Sasol BEE Ordinary Shares to take account of the listing on the BEE Segment;

  - provisions covering the holding of Sasol BEE Ordinary Shares either in certificated or Dematerialised form;

  - the cessation of any proof-of-participation or similar documents issued by the Company to any holder of certificated Sasol BEE Ordinary Shares with effect from the date of the Dematerialisation of such holder's shares;

– the right on the part of the Company to delist the Sasol BEE Ordinary Shares from the JSE in limited circumstances, subject to the JSE's Listings Requirements so permitting and also subject to the Company establishing an alternative trading mechanism;

• **Part C** (comprising Special Resolutions Numbers 8 and 9), which deals with:

– the release of contact information by the CSD Participant, Broker and/or Nominee Company of any Sasol Shareholder to Sasol;

– the approval of the potential granting of financial assistance to the Public Facilitation Trust by the Company.

PART A – NEW DEFINITIONS, BULK DEMATERIALISATION, CONTINUED APPLICATION OF THE CASH CONTRACT/ NEW CASH CONTRACT TO THE ELECTION SHAREHOLDERS AND THE REPLACEMENT OF SHARE CERTIFICATES (CONTAINED IN SPECIAL RESOLUTIONS NUMBERS 1, 2 AND 3 AND ORDINARY RESOLUTION NUMBER 1)

1. **SPECIAL RESOLUTION NUMBER 1**

    RESOLVED THAT the Sasol Articles are amended by deleting Article 161 (the existing content of which will be contained in a new Article 165 but with amendments) and substituting same with a new Article 161 as follows:

    "161. **DEFINITIONS APPLICABLE TO NEW ARTICLES 162 TO 169**

    For purposes of Articles 162, 163, 164.1 165, 166, 167, 168 and 169 the following words shall have the meanings assigned to them hereunder and cognate expressions shall bear corresponding meanings:

    161.1 "**Amended Cash Contract**" means the Cash Contract as amended by the Replacement Clauses;

    161.2 "**Amended New Cash Contract**" means the New Cash Contract as amended by the Replacement Clauses;

    161.3 "**BEE Compliant Person**" means as interpreted by the courts, from time to time:

    161.3.1 as regards a natural person, one who falls within the ambit of the definition of "black people" in the BEE Codes;

    161.3.2 as regards a juristic person having shareholdings or similar members' interests, one who falls within the ambit of the definitions of BEE controlled company or BEE owned company, as defined in the Codes, using the flow-through principle;

    161.3.3 as regards any other entity, any entity similar to a BEE controlled company or BEE owned company using the flow-through principle would enable the Company as the issuer of securities owned or controlled by such entity to claim points attributable to the entity's ownership of the securities pursuant to the Codes;

    161.4 "**BEE Contract**" means the contract to be known by that name, the form of which is prescribed by the JSE which comprises the generic terms set forth therein and, as regards each issuer on the BEE Segment of the Main Board, the additional terms relating to that issuer's securities listed on the BEE Segment;

    161.5 "**Beneficial Owner**" means, in respect of the Sasol BEE Ordinary Shares, the person or entity to whom the risks and rewards of ownership are attributable which is typically evidenced by:

    161.5.1 the right or entitlement to receive any dividend payable in respect of those Sasol BEE Ordinary Shares; or

    161.5.2 the right to exercise or cause to be exercised in the ordinary course of events, any or all of the voting, conversion, redemption or other rights attached to those Sasol BEE Ordinary Shares; or

    161.5.3 the right to dispose of or direct the disposition of those Sasol BEE Ordinary Shares, or any part of a distribution in respect of those Sasol BEE Ordinary Shares and to have the benefit of the proceeds;

    161.6 "**Broker**" means any member of the JSE;

    161.7 "**Bulk Dematerialisation**" means the process by which all the share certificates in respect of Sasol BEE Ordinary Shares, whose holders are not Election Shareholders, are converted, prior to the Designated Date, to an electronic form and such shares are transferred into the name of the Computershare Nominee Company or the OTC Nominee Company, if the listing on the JSE does not occur, so as to be held by it for and on behalf of the Bulk Dematerialised Shareholders;

161.8 "**Bulk Dematerialisation Shares**" means the Sasol BEE Ordinary Shares that have been dematerialised pursuant to the Bulk Dematerialisation;

161.9 "**Bulk Dematerialised Shareholders**" means all the holders of Sasol BEE Ordinary Shares who are not Election Shareholders;

161.10 "**Cash Contract**" means the contract concluded by the Company with each of the holders of the certificated Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, which contract contains, *inter alia,* provisions governing the holding of certificated Sasol BEE Ordinary Shares and a requirement that the Registered Holder and the Beneficial Owner be the same person;

161.11 "**Codes**" means the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted under the Broad-Based Black Economic Empowerment Act, No. 53 of 2003;

161.12 "**Computershare**" means Computershare Investor Services (Proprietary) Limited, registration number 2004/003647/07;

161.13 "**Computershare Limited**" means Computershare Limited, registration number 2000/006082/06, the current custodian for the certificated Sasol BEE Ordinary Shares;

161.14 "**Computershare Nominee Company**" means Computershare Nominees (Proprietary) Limited, registration number 1999/00543/07, the nominee company designated by Computershare for purposes of being the Registered Holder, holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders pursuant to the Bulk Dematerialisation or any other nominee company appointed by the Company from time to time in its discretion, to be the Registered Holder on behalf of the Bulk Dematerialised Shareholders;

161.15 "**CSD Participant**" means a central securities depository participant that has been accepted by a central securities depository as a participant in that central securities depository in terms of section 34 of the Securities Services Act, 2004;

161.16 "**Dematerialised BEE Ordinary Shares**" means the Sasol BEE Ordinary Shares that have been dematerialised;

161.17 "**Designated Date**" means:

161.17.1 if the Sasol BEE Ordinary Shares are to be listed on the JSE, the date on which the Sasol BEE Ordinary Shares are first listed on the JSE; or

161.17.2 if the Sasol BEE Ordinary Shares are not to be listed on the JSE, the date on which the Sasol BEE Ordinary Shares are first traded on the OTC;

161.18 "**Election Shareholders**" means those holders of certificated Sasol BEE Ordinary Shares who have by the date designated by the Company as the date by which those holders are required to submit their forms of election, elected to continue to hold their Sasol BEE Ordinary Shares in certificated form by lodging their forms of election;

161.19 "**Empowerment Period**" means the period ending on 7 September 2018 or such shorter period as may be determined by the Company in its sole discretion and notified in one national South African newspaper and if the Sasol BEE Ordinary Shares are listed on the JSE, on the Securities Exchange News Service;

161.20 "**JSE**" means the exchange operated by JSE Limited, registration number 2005/022939/06 or its successors-in-title;

161.21 "**New Cash Contract**" means the contract prescribed by the Company concluded by a Registered Holder (who is also the Beneficial Owner) who acquired or acquires Sasol BEE Ordinary Shares from 8 September 2010 until the Designated Date;

161.22 "**Nominee Company**" means the company in whose name the Dematerialised BEE Ordinary Shares are registered which holds such shares for and on behalf of the Beneficial Owner;

161.23 "**OTC**" means an over the counter trading system which the Company may decide to establish, on which Sasol BEE Ordinary Shares may be traded and which may be operated by an independent administrator for and on behalf of the Company;

161.24 "**OTC Nominee Company**" means the nominee company designated by the Company for purposes of being the Registered Holder holding, in such nominee company's name, the Bulk Dematerialisation Shares for and on behalf of the Bulk Dematerialised Shareholders pursuant to the Bulk Dematerialisation, if the listing on the JSE does not occur;

161.25 "**Public Facilitation Trust**" means The Sasol Inzalo Public Facilitation Trust, IT Reference Number: 1182/2008;

161.26 "**Registered Holder**" means, if Sasol BEE Ordinary Shares are registered in the Beneficial Owner's name, the Beneficial Owner, and in any other case means the Nominee Company holding such shares for and on behalf of the Beneficial Owner;

161.27 "**Replacement Clauses**" means the amendments to Annexure 17 forming part of the Cash Contract and to Annexure A of the New Cash Contract, respectively, contained in **Annexure A** to these Articles;

161.28 "**Sasol BEE Ordinary Shares**" means no par value shares in the Company's share capital designated as "Sasol BEE Ordinary Shares".

The reason for and effect of this Special Resolution Number 1 is to insert into the Sasol Articles the necessary definitions for the proposed new Articles 162 to 169.

2. SPECIAL RESOLUTION NUMBER 2

RESOLVED THAT the Sasol Articles are amended by the insertion of a new Article 162 as follows:

"162. **BULK DEMATERIALISATION.**

For purposes of enabling the Sasol BEE Ordinary Shares to be traded on the JSE, bearing in mind that all shares traded on the JSE must be Dematerialised, or facilitating trades on the OTC, if the listing on the JSE does not occur:

162.1 the Company shall, at its cost, as regards all the Bulk Dematerialised Shareholders, cause the Bulk Dematerialisation of their Sasol BEE Ordinary Shares prior to the Designated Date and the transfer of such shares into the name of the Computershare Nominee Company or the OTC Nominee Company, as the case may be, (depending on whether the Sasol BEE Ordinary Shares are to be listed on the JSE or not), as the Registered Holder, holding such shares as nominee for and on behalf of each Bulk Dematerialised Shareholder who will continue to be the Beneficial Owner;

162.2 this Article 162 constitutes the instruction by each of the Bulk Dematerialised Shareholders to the Company to convert his/her/its certificated Sasol BEE Ordinary Shares into Dematerialised BEE Ordinary Shares prior to the Designated Date as part of the Bulk Dematerialisation. Each of the Bulk Dematerialised Shareholders authorises the Company to appoint Computershare Limited as his/her/its duly authorised agent to sign any documents as may be necessary to give effect to the Bulk Dematerialisation;

162.3 each of the Bulk Dematerialised Shareholders authorises, to the extent necessary, the Company to release Computershare Limited in its capacity as the custodian of each Bulk Dematerialised Shareholder's certificated Sasol BEE Ordinary Shares from its obligations to hold in custody the share certificates in respect of his/her/its Bulk Dematerialisation Shares;

162.4 each Bulk Dematerialised Shareholder consents, to the extent necessary, to the release by Computershare Limited to the Company of all the information and documentation on which Computershare Limited relied in carrying out its functions as custodian;

162.5 the Company and each Bulk Dematerialised Shareholder by participating in the Bulk Dematerialisation shall be deemed to have agreed to the amendment of Annexure 17 forming part of the Cash Contract and Annexure A to the New Cash Contract, respectively, by the Replacement Clauses. The Computershare Nominee Company, when it becomes the Registered Holder, shall be deemed to be bound as regards each Bulk Dematerialised Shareholder by the provisions of the Amended Cash Contract and/or the Amended New Cash Contract, depending upon which contract the Bulk Dematerialised Shareholder in question is bound to;

162.6 in the event that the Sasol BEE Ordinary Shares are listed on the JSE, each Bulk Dematerialised Shareholder shall be deemed to have agreed to be bound to the custody agreement set out in **Annexure B** to these Articles with Computershare Limited and Computershare Nominee Company;

162.7   the mere Dematerialisation of any Sasol BEE Ordinary Shares pursuant to the Bulk Dematerialisation shall not be construed as confirmation by the Company that all the Bulk Dematerialised Shareholders are BEE Compliant Persons and the Company shall, notwithstanding the Bulk Dematerialisation, be entitled to verify whether or not any Bulk Dematerialised Shareholder is a BEE Compliant Person."

The reason for this special resolution number 2 is that the Company undertook to use its reasonable endeavours to establish a market for trading of Sasol BEE Ordinary Shares from 8 September 2010. The Company has investigated various trading mechanisms and has decided that the JSE listing of Sasol BEE Ordinary Shares is the preferred option. It is a requirement of the JSE that shares may not be traded on the JSE unless they are held in Dematerialised form. In addition, in the event that the Sasol BEE Ordinary Shares are not listed on the JSE, it may also be a requirement of the Company that shares traded on the OTC be held in Dematerialised form. The effect of this special resolution number 2 is that, subject to the Proposed Listings Requirements and Strate amendments being formally approved, the certificated Sasol BEE Ordinary Shares of those holders other than Election Shareholders will be Dematerialised; such holders will cease to be Registered Holders but will continue to be Beneficial Owners, with their shares registered in the name of Computershare Nominee Company or the OTC Nominee Company, depending on whether the listing on the JSE occurs or not; and such Beneficial Owners will be bound by the terms of the Amended Cash Contract and/or the Amended New Cash Contract and by the terms of the custody agreement with Computershare Nominee Company and Computershare Limited contained in **Annexure B**.

3.   **SPECIAL RESOLUTION NUMBER 3**

RESOLVED THAT subject to the passing and registration of Special Resolution Number 2 contained in the Notice of General Meeting, the Sasol Articles are amended by the insertion of a new Article 163 as follows:

"163.   **CONTINUED APPLICATION OF THE CASH CONTRACT AND/OR THE NEW CASH CONTRACT IN RESPECT OF THE ELECTION SHAREHOLDERS**

The Cash Contract or New Cash Contract, as the case may be, to which an Election Shareholder is a party shall remain unaffected by the making of an election by the Election Shareholder to retain his/her/its Sasol BEE Ordinary Shares in certificated form."

The reason for this Special Resolution Number 3 is to provide that Election Shareholders will continue being bound to the Cash Contract and/or the New Cash Contract, as applicable. The effect of this special resolution number 3 is that the Election Shareholder's position will be unchanged as regards the Cash Contract and/or New Cash Contract, as applicable.

4.   **ORDINARY RESOLUTION NUMBER 1**

RESOLVED THAT if the Sasol BEE Ordinary Shares are listed on the JSE, the Company is authorised, to the extent necessary, to instruct the Transfer Secretaries to replace the share certificates of the Sasol BEE Ordinary Shares held by the Election Shareholders with new share certificates reflecting the new alpha code and ISIN applicable to the Sasol BEE Ordinary Shares and to hold the new share certificates in custody in accordance with the provisions of the Cash Contract or the New Cash Contract, as the case may be.

PART B – PROVISIONS APPLICABLE TO THE TRADING OF SASOL BEE ORDINARY SHARES ON THE BEE SEGMENT OF THE JSE (CONTAINED IN SPECIAL RESOLUTIONS NUMBERS 4, 5, 6 AND 7)

5.   **SPECIAL RESOLUTION NUMBER 4**

RESOLVED THAT the Sasol Articles are amended by the insertion of a new Article 164 as follows:

"164.   **ADDITIONAL TERMS OF THE BEE CONTRACT**

164.1   The provisions of this Article 164 form an integral part of the BEE Contract and must be read as if contained in the BEE Contract. Terms defined in the BEE Contract will apply to Articles 164.2 to 164.8. If the JSE changes the format for any reason of the BEE Contract, as a result of which clause numbering changes, the references to clause numbering in the BEE Contract in this Article 164 shall be read as references to the changed clause numbering.

164.2   The Registered Holder is permitted to encumber the Sasol BEE Ordinary Shares subject to clause 15 of the BEE Contract.

164.3   For purposes of clause 1.13 of the BEE Contract and Articles 164.3 to 164.8, "**Empowerment Period**" means the period ending on 7 September 2018 or such shorter period as may be determined by the Company in its sole discretion and notified in one national South African newspaper, and if the Sasol BEE Ordinary Shares are listed on the JSE, on the Securities Exchange News Service.

164.4   For purposes of clauses 17.2.2 and 24.2.2 of the BEE Contract the purchase price at which such shares will be acquired shall be the forced sale value determined by the Company in accordance with the formula set out in Article 164.8, discounted by 50% (fifty per cent).

164.5   For purposes of clause 18 of the BEE Contract:

      164.5.1   the prescribed periods contemplated in clauses 18.1.2 and 18.3.2 shall be 180 (one hundred and eighty) days;

      164.5.2   the purchase price contemplated in clauses 18.2.2 and 18.4.2 shall be the forced sale value determined by the Company in accordance with the formula set out in Article 164.8, discounted by 10% (ten per cent).

164.6   For purposes of clause 19 of the BEE Contract:

      164.6.1   the prescribed periods contemplated in clauses 19.1.2 and 19.3.3 shall be 180 (one hundred and eighty) days;

      164.6.2   the purchase price contemplated in clauses 19.2.2 and 19.4.2 shall be the forced sale value determined by the Company in accordance with the formula set out in Article 164.8, discounted by 10% (ten per cent).

164.7   For purposes of clauses 17, 18, 19 and 24 of the BEE Contract the securities transfer tax shall be borne by the Company or its nominee, the Public Facilitation Trust, if it is the buyer of the shares in question.

164.8   For purposes of Articles 164.4, 164.5.2 and 164.6.2 the formula for determining the value of the Sasol BEE Ordinary Shares shall be as follows:

      where MV =   SP

      where MV =   Market value of 1 (one) Sasol BEE Ordinary Share, which does not take into account any liquidity discount resulting from the restrictions on tradability, which may be applied when trading in the Sasol BEE Ordinary Shares on or after 8 September 2010

      where SP =   5 (five) day volume weighted average price of a Sasol ordinary share, being the total value of the Sasol ordinary shares traded for that period divided by the total number of Sasol ordinary shares traded for that period.

In the event of any corporate action, the formula will be adjusted appropriately if required."

The reason for this Special Resolution Number 4 is that the BEE Contract is comprised of two parts, namely, the generic terms set out in the BEE Contract and the specific terms applicable only to a particular issuer. The effect of this Special Resolution Number 4 is that the specific terms of the BEE Contract applicable to the Sasol BEE Ordinary Shares will be set out in Article 164.

6.   **SPECIAL RESOLUTION NUMBER 5**

RESOLVED THAT the Sasol Articles are amended by the insertion of a new Article 165 as follows:

"165.   **RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE SASOL BEE ORDINARY SHARES**

The Sasol BEE Ordinary Shares rank *pari passu* with the existing ordinary shares in the capital of the Company, save that during the Empowerment Period the following restrictions shall apply to the Sasol BEE Ordinary Shares:

165.1   the Sasol BEE Ordinary Shares shall be Beneficially Owned only by a person who is a BEE Compliant Person;

165.2 in the case of Sasol BEE Ordinary Shares that are:

165.2.1 dematerialised it shall be permissible to register such shares in the name of a Nominee Company which is not a BEE Compliant Person, provided that:

165.2.1.1 if the Sasol BEE Ordinary Shares are listed on the JSE, the Beneficial Owner (if he/she/it is not a Bulk Dematerialised Shareholder, as the Bulk Dematerialised Shareholders are bound to the Amended Cash Contract or Amended New Cash Contract, as the case may be, in respect of the Bulk Dematerialised Shares) and the Registered Holder have signed a BEE Contract;

165.2.1.2 if the Sasol BEE Ordinary Shares are not listed on the JSE, the Beneficial Owner has complied with the Company's requirements as regards the OTC;

165.2.2 certificated it shall not be permissible to register such shares in the name of a Registered Holder who is not also the Beneficial Owner;

165.3 if, whilst listed on the JSE,

165.3.1 the Sasol BEE Ordinary Shares are acquired or otherwise transferred after the Designated Date without the Beneficial Owner and (if the Beneficial Owner is also not the Registered Holder) the Registered Holder having signed a BEE Contract; or

165.3.2 the Sasol BEE Ordinary Shares are dematerialised (other than pursuant to the Bulk Dematerialisation) without the Beneficial Owner and/or the Registered Holder having signed the BEE Contract; or

165.3.3 a BEE Contract is otherwise required to be signed and is not signed,

and, if the JSE has not, pursuant to its equities rules, if applicable, exercised its discretion to cancel the transaction in terms of which such shares were acquired by reason of the failure to sign the BEE Contract, the Company shall be entitled, but not obliged, to require the Beneficial Owner and the Registered Holder concerned to remedy the situation by signing the BEE Contract within 10 (ten) days of receipt of a written notice from the Company requiring the Beneficial Owner and the Registered Holder to sign the BEE Contract failing which the Dematerialised BEE Ordinary Shares registered in the name of the Registered Holder in question shall be deemed to have been sold to the Company or its nominee, the Public Facilitation Trust, on the following terms and conditions:

165.3.4 the Dematerialised BEE Ordinary Shares shall be acquired with effect from the date on which the Beneficial Owner became the beneficial owner of the Dematerialised BEE Ordinary Shares in question;

165.3.5 the purchase price shall be the forced sale value determined by the Company in accordance with the formula set forth in Article 164.8, discounted by 50% (fifty per cent);

165.3.6 the purchase price shall be payable by the Company or the Public Facilitation Trust, as the case may be, against transfer of the Dematerialised BEE Ordinary Shares;

165.3.7 the Dematerialised BEE Ordinary Shares shall be purchased *voetstoots* and without any warranties or representations of any nature whatsoever, other than the following warranty that no person has any right of any nature whatsoever to acquire the Dematerialised BEE Ordinary Shares in question;

165.3.8 the securities transfer tax payable shall be borne by the Company or the Public Facilitation Trust, as the case may be.

165.4 if the Sasol BEE Ordinary Shares are not or are no longer listed on the JSE, but are held in dematerialised form, and the Beneficial Owner and (if the Beneficial Owner is also not the Registered Holder) the Registered Holder are not parties to an Amended Cash Contract or an Amended New Cash Contract, the Company shall be entitled, but not obliged, to require the Beneficial Owner and/or the Registered Holder to remedy the situation by signing an Amended Cash Contract or an Amended New Cash Contract within 10 (ten) days of receipt of a written notice from the Company requiring the Beneficial Owner and/or the Registered Holder to sign the Amended New Cash Contract and/or Amended Cash Contract failing which the Dematerialised BEE Ordinary Shares in question shall be deemed to have been sold to the Company or its nominee, the Public Facilitation Trust *mutatis mutandis* on the terms and conditions set out in Article 165.3;

165.5   the Registered Holder and, if the Registered Holder is not the Beneficial Owner, the Beneficial Owner undertake/s not to encumber its/his/her Sasol BEE Ordinary Shares at any time during the Empowerment Period unless the terms of the agreement for such encumbrance expressly provide that if the security is realised, the Sasol BEE Ordinary Shares may only be transferred to a BEE Compliant Person.

The Sasol BEE Ordinary Shares shall automatically be re-designated as ordinary shares, on the expiry of the Empowerment Period."

The reason for this Special Resolution Number 5 is to amend the rights, privileges and restrictions applicable to the Sasol Ordinary BEE Ordinary Shares (currently contained in Article 161 but which will for ease of reading be contained in a new Article 165 after amendment) to allow the holding of such shares either in certificated or dematerialised form and, in addition, to permit the holding of the dematerialised shares in the name of a Nominee Company (whether or not it is a BEE Compliant Person) and to provide for the expropriation of shares in case the holder thereof has failed to sign the BEE Contract and/or is not bound to an Amended New Cash Contract and/or an Amended Cash Contract, as the case may be. The effect of this Special Resolution Number 5 is that the restriction requiring the Sasol BEE Ordinary Shares to be held only in certificated form will be removed and the registered holders of the certificated Sasol BEE Ordinary Shares will after the passing of this Special Resolution Number 5 be entitled to hold such shares either in certificated or dematerialised form, in addition, to permit the holding of the dematerialised shares in the name of Nominee Company (whether or not it is a BEE Compliant Person) and to provide for the expropriation of shares in case the holder thereof has failed to sign the BEE Contract and/or is not bound to an Amended New Cash Contract and/or an Amended Cash Contract, as the case may be.

7. **SPECIAL RESOLUTION NUMBER 6**

RESOLVED THAT the Sasol Articles are amended as follows:

7.1   by the insertion of a new Article 166 as follows:

"166.   **DEMATERIALISATION AND RE-MATERIALISATION OF SASOL BEE ORDINARY SHARES (OTHER THAN VIA THE BULK DEMATERIALISATION)**

166.1   If any holder of Sasol BEE Ordinary Shares who holds such shares in a dematerialised form elects at any time to:

166.1.1   appoint a new person to be the Registered Holder holding such shares for and on his/her/its behalf, he/she/it shall, together with such person and the relevant parties, be obliged to sign a replacement BEE Contract;

166.1.2   hold his/her/its Dematerialised BEE Ordinary Shares in certificated form, then such holder shall be obliged to sign a New Cash Contract unless an existing New Cash Contract to which he/she/it is a party is still in place covering Sasol BEE Ordinary Shares being held in certificated form, and the share certificate in respect of the certificated Sasol BEE Ordinary Shares in question shall be held in custody by Computershare Limited as contemplated in the New Cash Contract.

166.2   If any holder of certificated Sasol BEE Ordinary Shares (including any Election Shareholder) elects to dematerialise his/her/its Sasol BEE Ordinary Shares (other than pursuant to the Bulk Dematerialisation), he/she/it shall be obliged to sign a BEE Contract in respect of those shares being dematerialised. Any holder of certificated Sasol BEE Ordinary Shares who/which elects to dematerialise his/her/its Sasol BEE Ordinary Shares shall by giving written notice to that effect to the Company authorising the Company to:

166.2.1   release Computershare Limited in its capacity as the custodian of such holder's certificated Sasol BEE Ordinary Shares from its obligations to hold in custody the share certificate/s in respect of the Sasol BEE Ordinary Shares being dematerialised;

166.2.2   appoint Computershare Limited to sign, to the extent necessary, any documents as may be necessary to give effect to the dematerialisation contemplated in this Article 166.2.";

7.2   by the insertion of a new Article 167 as follows:

"167.   **PROOF OF PARTICIPATION OR OTHER SIMILAR STATEMENTS**

Any proof-of-participation or other similar statement issued by the Company to any holder of Sasol BEE Ordinary Shares which are held in certificated form and accordingly obliged to be held in safe custody, will cease to be of any force or effect from the date on which his/her/its Sasol BEE Ordinary Shares are dematerialised."

The reason for this Special Resolution Number 6 is to provide for the manner in which holders of Sasol BEE Ordinary Shares will be entitled to elect to hold their shares either in certificated form or dematerialised form and to provide that any "proof of participation" document issued by the Company to any holder of certificated Sasol BEE Ordinary Shares will cease to be of any force or effect from the date of the dematerialisation of such holder's Sasol BEE Ordinary Shares. The effect of this Special Resolution Number 6 is that the holders of Sasol BEE Ordinary Shares will be entitled to elect whether to hold any of their Sasol BEE Ordinary Shares in certificated or dematerialised form subject to complying with certain requirements.

8. **SPECIAL RESOLUTION NUMBER 7**

RESOLVED THAT the Sasol Articles are amended by the insertion of a new Article 168 as follows:

"168. **SASOL'S RIGHTS TO DELIST SASOL BEE ORDINARY SHARES**

In the event that the listings requirements of the JSE so permit and the Company determines that a listing of Sasol BEE Ordinary Shares on the JSE is not ensuring that in general Sasol BEE Ordinary Shares are Beneficially Owned by BEE Compliant Persons only, the Company shall be entitled to delist the Sasol BEE Ordinary Shares from the JSE, provided that it puts in place an alternative trading mechanism."

The reason for this Special Resolution Number 7 is to enable the Company to delist the Sasol BEE Ordinary Shares from the JSE in the limited circumstances contemplated in this Special Resolution Number 7 subject to establishing an alternative trading mechanism. The effect of this Special Resolution Number 7 is that the Company will be entitled, if the listings requirements of the JSE so provide, to delist the Sasol BEE Ordinary Shares from the JSE in certain circumstances.

PART C – GENERAL RESOLUTIONS

9. **SPECIAL RESOLUTION NUMBER 8**

RESOLVED THAT the Sasol Articles are amended by the insertion of a new Article 169 as follows:

"169. The holder of any class of shares in the issued share capital of the Company consents to the release by his/her/its CSD Participant, Broker and/or Nominee Company, as the case may be, of all his/her/its contact details to the Company."

The reason for and effect of this special resolution number 8 is to authorise the Company to obtain from the CSD Participant, Broker and/or Nominee Company who acts on behalf of any Beneficial Owner of shares in the Company the contact details it has in its possession in respect of any shareholder of the Company.

10. **SPECIAL RESOLUTION NUMBER 9**

RESOLVED THAT the granting of financial assistance by the Company to The Sasol Inzalo Public Facilitation Trust ("Public Facilitation Trust") in accordance with section 38(2A) of the Companies Act, 1973 ("the Companies Act") (or, if the Companies Act is repealed by the Companies Act, 2008, in terms of section 44 of the Companies Act, 2008) is approved, to enable the Public Facilitation Trust to acquire any such Sasol BEE Ordinary Shares which the holders thereof may be obliged to dispose of as a result of breaching the terms of the contract prescribed by the Company concluded with a registered holder of Sasol BEE Ordinary Shares (who is also the beneficial owner) who acquired or acquires such shares on or after 8 September 2010 ("**New Cash Contract**"), the contract concluded by the Company with each of the holders of the certificated Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, which contract contains, *inter alia,* provisions governing the holding of certificated Sasol BEE Ordinary Shares and a requirement that the registered holder and the beneficial owner of the Sasol BEE Ordinary Shares be the same person (**"Cash Contract"**), as amended by the replacement clauses as contemplated in the Company's articles of association ("**the Sasol Articles**") ("**the Replacement clauses**") amending Annexure 17 forming part of such contract ("t**he Amended Cash Contract**"), the New Cash Contract as amended by the Replacement Clauses amending Annexure A forming part of the New Cash Contract ("**the Amended New Cash Contract**"), the contract prescribed by the JSE Limited ("**JSE**") which comprises the generic terms contained in that contract and the additional terms specific to the Company to be contained in the Sasol Articles, if Special Resolution Number 4 in the Notice of Meeting dated 1 November 2010 is passed and registered ("**the BEE Contract**"), the Sasol Articles if no BEE Contract is signed and/or in the case of misdeals in terms of the rules of the JSE, on the basis that such financial assistance will be made available by the Company to the Public Facilitation Trust by way of loans by the Company or by the Company procuring that a third party makes loans to the Public Facilitation Trust which are guaranteed by the Company. The Company will decide at the relevant time whether to make such financial assistance available on an interest free or market related basis, particularly having regard to the fact that The Sasol Inzalo Foundation is the sole beneficiary of the Public Facilitation Trust. The board of directors of the Company will, before making any such financial assistance available satisfy itself that it will meet the requirements of solvency and liquidity immediately after giving such financial assistance and the board will, if the Companies Act, 2008 comes into force also satisfy itself that the terms under which such financial assistance is given, comply with the provisions of the Companies Act, 2008.

The reason for this Special Resolution Number 9 is to obtain the approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act for the potential granting of financial assistance by the Company to the Public Facilitation Trust if it becomes necessary for the Public Facilitation Trust to acquire Sasol BEE Ordinary Shares from holders thereof who have breached the provisions of any of the New Cash Contract, the Amended Cash Contract, the Amended New Cash Contract, the BEE Contract, and/or the Sasol Articles if no BEE Contract is signed and/or in the case of misdeals in terms of the rules of the JSE. The effect of this Special Resolution Number 9 is that the Company will be authorised, until the 2-year period contemplated in the Companies Act, 2008 expires, to grant financial assistance to the Public Facilitation Trust in order for the Public Facilitation Trust to acquire Sasol BEE Ordinary Shares in the aforesaid circumstances. At the Company's shareholders' meeting during May 2008 Sasol Shareholders approved a resolution permitting the Company to grant financial assistance to the Public Facilitation Trust to enable it, *inter alia*, to purchase Sasol BEE Ordinary Shares from Sasol Ordinary Shareholders who breached their Cash Contracts and as a result no authority to grant financial assistance to the Public Facilitation Trust in order for it to acquire Sasol BEE Ordinary Shares from holders thereof who have breached the provisions of their Cash Contracts is being sought at this time but will be sought again once the 2 year period contemplated in the Companies Act, 2008, expires.

PROXIES

A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder.

A form of proxy is enclosed for those shareholders who wish to be represented at the meeting.

The instrument appointing a proxy must be received at the Registered Office of the Company before 10:00 on Wednesday, 24 November 2010. Forms can be posted or hand delivered.

BY ORDER OF THE BOARD

ANNEXURE A – REPLACEMENT CLAUSES

AMENDMENTS TO ANNEXURE 17 FORMING PART OF CASH CONTRACT

1. A new "clause A" is inserted above clause 1 which reads as follows:

    "As a consequence of the fact that from the Transfer Date you will be the beneficial owner of your Sasol BEE Ordinary Shares, but no longer the registered owner thereof –

    A1. any reference to "you" in Annexure 17, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to you as the successful applicant for Sasol BEE Ordinary Shares only in your capacity as beneficial owner of your Sasol BEE Ordinary Shares and no longer also as the registered holder;

    A2. for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "you" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also to the New Registered Shareholder;

    A3. all obligations imposed on you as the successful applicant for Sasol BEE Ordinary Shares in clauses 5.3.1, 5.3.3 and 8.3.5 of this Agreement in your capacity as registered owner of your Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;

    A4. you undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;

    A5. any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3 and 9.4.3 to the words "against delivery of the transfer form for your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives your executor notice, you agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as your attorney and agent, or that of your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";

    A6. any reference in clauses 8.1.1.3, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;

    A7. any reference in clauses 9.1.3, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;

    A8. any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."

2. A new clause 1.2.3A is inserted after clause 1.2.3 which reads as follows:

    ""**BEE Compliant Persons**" means as interpreted by the courts, from time to time –

    1.2.3A.1 as regards a natural person, a Black Person;

    1.2.3A.2 as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company* or BEE Owned Company†, using the flow-through principle;

    1.2.3A.3 as regards any other entity, any entity similar to a BEE Controlled Company* or BEE Owned Company† using the flow-through principle contemplated in the BEE Codes which would enable Sasol to claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;"

3. A new clause 1.2.3B is inserted after clause 1.2.3A which reads as follows:

    ""**BEE Contract**" means the contract, the form of which is prescribed by the JSE and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"

4. A new clause 1.2.3C is inserted after clause 1.2.3B which reads as follows:

    ""**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE Compliant Persons for a period of time as prescribed by the issuer;"

5. A new clause 1.2.21A is inserted after clause 1.2.21 which reads as follows:

""**New Registered Shareholder**" means Computershare Nominees (Proprietary) Limited (Registration No. 1999/008543/07)";

6. Clause 1.1.26 is replaced with the following:

""**Sasol BEE Ordinary Shares**" means no par value shares in Sasol's share capital designated as 'Sasol BEE Ordinary Shares';"

7. A new clause 1.2.29A is inserted after clause 1.2.29 which reads as follows:

""**Transfer Date**" means the date on which your Sasol BEE Ordinary Shares are transferred from you as registered (but not beneficial) holder to the New Registered Shareholder;"

8. A new clause 2.3 is inserted which reads as follows:

"If you wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of your Sasol BEE Ordinary Shares, you shall not instruct the New Registered Shareholder to transfer your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless you first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."

9. Clauses 3.2, 3.3, 3.4, 3.5 and 3.6 are deleted with effect from the Transfer Date;

10. Clause 4 is amended by the insertion at the end of the following words "From the Transfer Date, you will no longer be the registered owner thereof (as warranted in Part F of the Funded Application Form).";

11. Clause 5.3.1 is amended by the insertion at the end of this clause of the following words:

"You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"

12. Clause 6.1 is replaced with the following:

"Save for a Sale of the Sasol BEE Ordinary Shares to the Public Facilitation Trust, and, save for the transfer of the Sasol BEE Ordinary Shares to your heirs in the event of your death or the Sale by your liquidator or trustee in the event of your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one;"

13. Clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following:

"from the Transfer Date, you are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"

14. A new clause 9A is inserted above clause 10 which reads as follows:

"**OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES**

In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."

15. A new clause 12.1.3 is inserted which reads as follows:

"**NEW REGISTERED SHAREHOLDER**:

Physical:	70 Marshall Street Johannesburg 2001
Postal:	PO Box 61051 Marshalltown 2107
Telefax:	(011) 688 5279
Attention:	Company Secretary"

AMENDMENTS TO ANNEXURE A OF NEW CASH CONTRACT

1.   A new "clause A" is inserted above clause 1 which reads as follows:

"As a consequence of the fact that from the Transfer Date You will be the beneficial owner of Your Sasol BEE Ordinary Shares, but no longer the registered owner thereof –

A1.   any reference to "You" in Annexure A, save as contemplated in clause A2 and clause A3, is to be read from the Transfer Date as a reference to the signatory to this Agreement, other than Sasol, only in his/her/its capacity as beneficial owner of his/her/its Sasol BEE Ordinary Shares and no longer also as the registered holder;

A2.   for purposes of clauses 7.2.3, 8.2.3, 8.4, 8.4.3, 9.2.3 and 9.4.3, any reference to "You" from the Transfer Date is to be read referring to the beneficial owner of the Sasol BEE Ordinary Shares and also to the New Registered Shareholder;

A3.   all obligations imposed on the signatory to this Agreement, other than Sasol, in clauses 5.3.1, 5.3.2 and 8.3.3 of this Agreement in his/her/its capacity as registered owner of his/her/its Sasol BEE Ordinary Shares will from the Transfer Date bind instead the New Registered Shareholder;

A4.   You undertake not to cause the New Registered Shareholder to take any action or omit to take any action which would result in the New Registered Shareholder being in breach of any of its obligations under this Agreement;

A5.   any reference in clauses 7.2.3, 8.2.3, 8.4.3, 9.2.3, 9.4.3 to the words "against delivery of the transfer form for Your Sasol BEE Ordinary Shares. If the Public Facilitation Trust has not received the requisite transfer form within 7 (seven) days from the date when the Public Facilitation Trust gives Your executor notice, You agree that the Public Facilitation Trust is irrevocably and in *rem suam* authorised and appointed as Your attorney and agent, or that of Your executor, to sign the necessary transfer forms" shall from the Transfer Date be read as a reference to the words "against registration of Your Sasol BEE Ordinary Shares in the name of the Public Facilitation Trust";

A6.   any reference in clauses 8.1.1.2, 8.2, 8.2.2 and 8.2.3 to "executor" shall from the Transfer Date be read as referring to the executor and also to the New Registered Shareholder;

A7.   any reference in clauses 9.1.2, 9.2, 9.2.2 and 9.2.3 to "trustee" shall from the Transfer Date be read as referring to the trustee and also to the New Registered Shareholder;

A8.   any reference in clauses 9.3.5, 9.4, 9.4.2 and 9.4.3 to "liquidator" shall from the Transfer Date be read as referring to the liquidator and also to the New Registered Shareholder."

2.   A new clause 1.2.4A is inserted after clause 1.2.4 which reads as follows:

""**BEE Compliant Persons**" means as interpreted by the courts, from time to time –

1.2.4A.1   as regards a natural person, a Black Person;

1.2.4A.2   as regards a juristic person having a shareholding or similar member's interests, one who falls within the ambit of the definitions of BEE Controlled Company[1] or BEE Owned Company[2], using the flow-through principle;

1.2.4A.3   as regards any other entity, any entity similar to a BEE Controlled Company[1] or BEE Owned Company[2] using the flow-through principle contemplated in the BEE Codes which would enable Sasol to claim points attributable to the entity's ownership of Sasol BEE Ordinary Shares pursuant to the Broad-Based Black Economic Empowerment Codes of Good Practice gazetted from time to time under the BEE Act;"

3.   A new clause 1.2.4B is inserted after clause 1.2.4A which reads as follows:

""**BEE Contract**" means the contract, the form of which is prescribed by the JSE Limited and which is required to be signed by at least the proposed beneficial owner of BEE Securities before acquiring such BEE Securities for the first time;"

4.   A new clause 1.2.4C is inserted after clause 1.2.4B which reads as follows:

""**BEE Securities**" means the securities in respect of which the issuer requires that the beneficial owners are BEE compliant persons for a period of time as prescribed by the issuer;"

5.   A new clause 1.2.16A is inserted after clause 1.2.16 which reads as follows:

""**New Registered Shareholder**" means Computershare Nominees (Proprietary) Limited (Registration No. 1999/008543/07);"

6. A new clause 1.2.22A is inserted after clause 1.2.22 which reads as follows:

""**Transfer Date**" means the date on which Your Sasol BEE Ordinary Shares are transferred from You as registered (but not beneficial) holder to the New Registered Shareholder;"

7. A new clause 2.3 is inserted which reads as follows:

"If You wish from time to time to replace the New Registered Shareholder with another registered shareholder to hold some or all of Your Sasol BEE Ordinary Shares, You shall not instruct the New Registered Shareholder to transfer Your Sasol BEE Ordinary Shares, nor shall the New Registered Shareholder act on any such instruction, unless You first sign a BEE Contract with the new registered shareholder, which will replace this Agreement in respect of those of your Sasol BEE Ordinary Shares which are transferred to such person as the new registered shareholder."

8. Clauses 3.1, 3.2, 3.3, 3.4 and 3.5 are deleted with effect from the Transfer Date;

9. Clause 4 is amended by the insertion at the end of the following words "From the Transfer Date, You will no longer be the registered owner thereof (as warranted in paragraph 2.2 on the signature page of this Agreement).";

10. Clause 5.3.1 is amended by the insertion at the end of this clause of the following words:

"You and the New Registered Shareholder shall procure that a copy of such agreement in respect of such Encumbrance is delivered to Sasol;"

11. Clause 6.1 is replaced with the following:

"Save for a Sale of the Sasol BEE Ordinary Shares to the Public Facilitation Trust, and, save for the transfer of the Sasol BEE Ordinary Shares to Your heirs in the event of Your death or the Sale by Your liquidator or trustee in the event of Your insolvency, the Sale must take place in the Trading Market, provided that Sasol has established one."

12. Clauses 7.2.4.1, 8.2.4.1, 8.4.4.1, 9.2.4.1 and 9.4.4.1 are replaced with the following:

"from the Transfer Date, You are the beneficial owner and the New Registered Shareholder is the registered holder of those Sasol BEE Ordinary Shares;"

13. A new clause 9A is inserted above clause 10 which reads as follows:

"**OBLIGATION ON NEW REGISTERED SHAREHOLDER TO PROCURE TRANSFER OF SASOL BEE ORDINARY SHARES**

In respect of clauses 7.2, 8.2, 8.4, 9.2 and 9.4, the New Registered Shareholder will be obliged within 10 (ten) days after receipt of notice from Sasol to instruct the relevant central securities depository participant to effect transfer of your Sasol BEE Ordinary Shares out of the account in the name of the New Registered Shareholder into an account in the name of the Public Facilitation Trust both as registered and beneficial owner."

14. A new clause 12.1.3 is inserted which reads as follows:

"**NEW REGISTERED SHAREHOLDER**:

Physical:	70 Marshall Street Johannesburg 2001
Postal:	PO Box 61051 Marshalltown 2107
Telefax:	(011) 688 5279
Attention:	Company Secretary"

ANNEXURE B – CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER



Computershare Limited
Reg. No. 2000/006082/06

CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

TERMS AND CONDITIONS OF CUSTODY AND SETTLEMENT AGREEMENT FOR A BULK DEMATERIALISED SHAREHOLDER

1. **INTERPRETATION**

   1.1 Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, bear the meanings ascribed to them:

"Agreement"	means this private investor custody and settlement agreement between the Client and Computershare;
"Amended Cash Contract"	means the contract concluded by Sasol with each of the holders of the Sasol BEE Ordinary Shares during 2008 when the Sasol BEE Ordinary Shares were allotted and issued, as amended by the Replacement Clauses;
"Amended New Cash Contract"	means the prescribed contract concluded between Sasol and a holder of Sasol BEE Ordinary Shares who acquired such shares on or after 8 September 2010, as amended by the Replacement Clauses;
"Bank Account"	means the bank account nominated by the Client at the time of the Client's initial subscription for or acquisition of Securities or nominated when the Client acquired Securities on or after 8 September 2010, or as may be advised in writing to Computershare from time to time;
"BEE Act"	means the Broad-Based Black Economic Empowerment Act, 2003 and any regulations promulgated thereunder;
"BEE Securities"	means the securities in respect of which an issuer requires that the beneficial owners are Black Persons or Black Groups for a period as prescribed by the issuer;
"BEE Segment"	means a segment of the main board of the JSE where an issuer may list its BEE Securities and where trading in BEE Securities is restricted to Black Persons and Black Groups;
"Black Companies"	means a company which is a BEE Controlled Company and a BEE Owned Company each as defined in the Codes;
"Black Entities"	means a vesting trust which qualifies for recognition under the Codes, a broad-based ownership scheme, a close corporation, or an unincorporated entity or association, including a partnership, joint venture, syndicate or "stokvel" as may be determined by Sasol in its sole discretion as an entity or association, which may enable Sasol to claim points pursuant to the Codes;
"Black Groups"	means Black Companies and Black Entities;
"Black Person"	means a 'black person' as defined in the BEE Act and/or the Codes and/or any charter applicable to Sasol group of companies, whichever is the most stringent at the date of selling the Sasol BEE Ordinary Shares and "Black" shall be construed accordingly;
"Bulk Dematerialisation"	means the process by which all the share certificates in respect of the Sasol BEE Ordinary Shares, whose holders have not elected to hold such shares in certificated form, are converted into an electronic form and such shares are transferred into the name of Computershare so as to be held by it for and on behalf of those holders of Sasol BEE Ordinary Shares who bulk dematerialise;

"Client"	means the contracting natural person or juristic person which will continue to be the beneficial owner of the Securities after the Bulk Dematerialisation is implemented;
"Codes"	means the Codes of Good Practice promulgated in terms of section 9(1) of the BEE Act;
"Computershare"	means Computershare Limited (registration number 2000/006082/06) and Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07) (the company designated by Computershare as the nominee holding the Securities for and on behalf of the Client as the registered holder);
"CSD"	means a Central Securities Depository licensed as such under section 32 of the Securities Services Act;
"FAIS"	means the Financial Advisory and Intermediary Services Act (Act No. 37 of 2002);
"FICA"	means the Financial Intelligence Centre Act (Act No. 38 of 2001) and its regulations;
"Issuer"	means Sasol, being the issuer of the Sasol BEE Ordinary Shares;
"Issuers-Participants Contract"	means the contract prescribed by the JSE, which is required to be signed by:
	• issuers of BEE Securities prior to their BEE Securities being listed on the BEE Segment;
	• all Participants which have been accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD prior to the date of the first listing of BEE Securities on the BEE Segment; and
	• all other Participants prior to the earlier of their (i) being accepted in terms of section 34 of the Securities Services Act by the CSD as Participants in the CSD or (ii) being assigned all of a Participant's rights and obligations in terms of this contract in accordance with the provisions thereof, both of which occurrences in (i) and (ii) take place after the date of the first listing of BEE Securities on the BEE Segment;
"JSE"	means JSE Limited;
"Participant"	means a person who holds in custody and administers Securities or an interest in Securities and that has been accepted by the CSD as a Participant;
"Replacement Clauses"	means the clauses which are set out in Appendix 5 to the circular to Sasol shareholders dated 1 November 2010;
"Sasol"	means Sasol Limited (registration number 1979/003231/06);
"Sasol BEE Ordinary Shares"	means no par value shares in Sasol's share capital designated as 'Sasol BEE Ordinary Shares';
"Securities"	means Sasol BEE Ordinary Shares;
"Securities Legislation"	means the Companies Act (Act No. 61 of 1973), as amended and its successor enactment, the Securities Services Act, the Rules and Directives of the JSE or any other applicable stock exchange and the Rules and Directives of any central securities depository made under section 39 of the Securities Services Act;
"Securities Services Act"	means the Securities Services Act (Act No. 36 of 2004).

1.2 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

1.3 Unless the context clearly indicates a contrary intention, any word connoting any gender includes the other gender, the singular includes the plural and *vice versa* and natural persons includes artificial persons and *vice versa*.

1.4 When any number of days is prescribed such number shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa.

2. **APPOINTMENT**

2.1 Computershare is the holder of a category II Financial Services Provider licence issued in terms of FAIS and is authorised to render intermediary services in respect of investment schemes and products as defined in 2.2 below:

2.2 Computershare is authorised to execute transactions in accordance with the Client's instructions relating to the following financial products:

2.2.1 Securities and Instruments: Shares

2.2.2 Securities and Instruments: Money Market Instruments

2.2.3 Securities and Instruments: Debentures and Securities Debt

2.2.4 Securities and Instruments: Warrants, Certificates and other instruments

2.2.5 Securities and Instruments: Bonds

2.2.6 Securities and Instruments: Short Term Deposits

2.3 Subject to the terms of this Agreement and the provisions of the Amended Cash Contract, the Amended New Cash Contract and/or the Issuers-Participants Contract, as the case may be, the Client appoints Computershare as its financial services provider, agent, custodian and administrator for the safe keeping and administration of Securities, and for the settlement of transactions in those Securities and to attend to certain incidental matters detailed in this Agreement.

2.4 Computershare may make use of the services of its staff to execute certain administrative functions in the course of rendering intermediary services to the Client.

2.5 For the purposes of this Agreement, Computershare shall be referred to as a Participant and *vice versa*.

2.6 The parties shall at all times be bound by the provisions of the Securities Legislation and must comply with any other provisions that may be required by legislation as a result of the nature of the Client.

2.7 For the purposes of this Agreement, Computershare will aggregate any instructions received from local clients (within the Common Monetary Area) in terms of clause 12.1.14 of these terms and conditions and effect the transaction in the local jurisdiction.

2.8 The Client may not hold Securities in the capacity of a nominee holding Securities on behalf of a beneficial owner, while his/her/its Securities are held by Computershare.

3. **SECURITIES DEPOSITED FOR SAFE CUSTODY**

3.1 Securities that Computershare may accept on behalf of the Client in accordance with this Agreement shall be uncertificated securities.

3.2 Computershare shall be obliged to accept all Securities pursuant to the Bulk Dematerialisation.

3.3 The Client warrants to Computershare that any encumbrance of the Securities deposited for safe custody from time to time, will be in accordance with the provisions of the Amended Cash Contract and/or the Amended New Cash Contract, as the case may be.

3.4 The Client undertakes in favour of Computershare to disclose any beneficial, limited or other interest in Securities deposited for safe custody from time to time.

4. **CONFLICT**

4.1 In the event of any conflict between the provisions of this Agreement and the Securities Legislation, the provisions of the Securities Legislation shall prevail.

5. **SECURITIES ACCOUNT**

5.1 Computershare shall in accordance with its standard operating procedures open and maintain a securities account(s) in its records in the name of the Client to record the number or nominal value of Securities of each kind deposited by the Client with Computershare and to record all transactions and entries made in respect of such Securities ("the Securities Account").

5.2 Any entry made in a Securities Account shall be made only in accordance with authenticated instructions given by the Client and the provisions of the Securities Legislation. Computershare will make the entry in the relevant account of the Client where the Securities are held.

5.3 Computershare shall not be obliged to make any entry in a Securities Account unless it conforms to clause 11 of this Agreement, the Amended Cash Contract, the Amended New Cash Contract, and/or the Issuers-Participants Contract, as the case may be.

5.4 Computershare shall not give effect to any instruction that will result in a debit balance in respect of any security held in a Securities Account.

6. SAFEKEEPING OF SECURITIES

6.1 Records of uncertificated securities held by Computershare shall be kept and maintained in the manner provided for in the Securities Legislation.

6.2 Securities held on the Client's behalf must be registered in the name of Computershare.

6.3 Computershare shall take such steps to protect Securities held under custody against theft, loss or destruction as provided for in the Securities Services Act.

7. RETENTION OF RECORDS

7.1 Computershare will keep the records of this Agreement and related documents in terms of section 22 of FICA.

7.2 The Client agrees that Computershare at its absolute discretion will destroy the records and documentation relating to this Agreement after the expiry of the retention period referred to in clause 7.1.

7.3 The Client acknowledges and agrees that records and relevant documents shall be considered to be retained by Computershare if the copies are scanned and are available in electronic form. Subject to an electronic copy being available, Computershare shall not be under any obligation to retain records and documents in paper form.

8. SETTLEMENT OF TRANSACTIONS

8.1 For the purposes of this Agreement, the Client designates the Bank Account as his/her/its settlement account. The Bank Account may be amended from time to time by completing the necessary instruction in writing to Computershare.

8.2 Computershare shall credit the Bank Account with all proceeds received by Computershare in respect of the Securities held in or transacted through the Securities Account. The Client authorises Computershare or its agent to debit the Bank Account with any amount owing by the Client.

8.3 The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

9. SECURITIES STATEMENTS

9.1 Computershare shall provide the Client with a statement when there is a change in the client's portfolio and in accordance with the Securities Legislation.

9.2 Unless an objection is made in writing by the Client to any entry contained in any statement of a Securities Account within 60 days after the statement date, the statement shall, in the absence of fraud or any manifest error, be treated as *prima facie* evidence of the entries indicated therein and the Client shall not thereafter be entitled to make any claim against Computershare or to any other action in respect thereof.

10. VERIFICATION OF IDENTITY OF CLIENT

10.1 Computershare may verify information against any credit bureau's database for verification or security purposes, if required.

11. INSTRUCTIONS BY THE CLIENT

11.1 All instructions given by the Client shall be sent to Computershare at the address set out at clause 21 of this Agreement. All instructions shall be sent in writing, or by any other means as may be approved by Computershare from time to time in writing. Computershare shall not be obliged to carry out any instruction that does not comply with this Agreement, the Amended Cash Contract the Amended New Cash Contract, the Issuer-Participants Contract, the requirements of FICA, the Securities Legislation or Computershare's standard operating procedures, as the case may be.

11.2 On each occasion on which an instruction is given, the Client will be regarded as having confirmed that he has the necessary authority. Computershare may record telephonic or electronic conversations with the Client and its representatives and the Client agrees that such recordings or transcripts thereof may be used as evidence in any dispute with the Client.

11.3 In the event that the Client gives to Computershare an instruction to buy or sell Securities on behalf of the Client, subject to the limited mandate to carry out such instruction without having to exercise any independent discretion and in terms of a particular service offered by Computershare, then the Client gives to Computershare the right to appoint and pay brokers and other agents to carry out such instruction, to receive and give receipts in respect of such purchases or sales and to do all such things incidental thereto in order to give effect to such instruction.

11.4 Where the Client has previously provided an e-mail address and/or cellular phone number the Client will continue to receive communications via these media, unless a written instruction is received to the contrary.

12. DEALING ROUTING SERVICE

12.1 By submitting any instruction to transact in Securities using the Computershare Dealing Routing Service ("dealing service") the Client agrees to the following provisions:

12.1.1 The Client may only give instructions to transact in any Security by means of the telephonic service when operational. Instructions will not be accepted by any other means, including without limitation, fax, electronic mail, and photocopied forms or through the Internet. Computershare reserves the right to alter the times that the telephonic service is available.

12.1.2 Computershare will not carry out any instruction to transact Securities on behalf of the Client unless it is satisfied that the Client has been recorded as the owner of the Securities in Computershare's records.

12.1.3 The Client may only use the dealing service if his Securities are registered in the South African sub-sub-register maintained and operated by Computershare.

12.1.4 Computershare will endeavour to inform the Client if an instruction given by the Client will not be carried out unless Computershare has good reason for not doing so. Computershare will not be liable for refusing to carry out any instruction if it has good reason for not doing so.

12.1.5 Any instruction submitted by another person on behalf of the Client should not be recognised unless an original power of attorney or other appropriate authority (or a complete copy thereof certified by a Commissioner of Oaths) has been received and accepted by Computershare.

12.1.6 All instructions given by the Client to the dealing service are irrevocable and shall be dealt with on the business day immediately following the business day on which they were received and failing that as soon as reasonably possible thereafter.

12.1.7 In the event that Computershare's nominated stockbroker is unable to process the entire trade due to there being insufficient buyers or sellers in the market, the balance of the trade will be kept pending by the broker for a 30-day period in terms of standard market practice.

12.1.8 Computershare will thereafter endeavour to notify the Client of the status of the trade and the Client shall upon receipt of Computershare's notification provide a replacement instruction or cancel the balance of the trade.

12.1.9 No limit order or raise order will be accepted by Computershare. The Client acknowledges that prices may fluctuate from the time the instruction is given until the time that the transaction is executed.

12.1.10 By submitting an instruction to Computershare to arrange to sell any Security on his behalf, the Client warrants that:

12.1.10.1 he has not sold or purported to sell the Securities or the interest in any Security to any third party;

12.1.10.2 the Securities will be sold free from all liens, charges or other third party rights or any encumbrance of any kind;

12.1.10.3 he is entitled to sell the Securities;

12.1.10.4 the sale will not constitute a breach by the Client of any applicable laws and regulations; and

12.1.10.5 he is not a minor, or if he is a minor, that he is properly assisted by a parent or court appointed guardian.

12.1.11 The Client irrevocably undertakes that he will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Computershare may from time to time require to give effect to any instruction by the Client.

12.1.12 The dealing service shall be operated strictly on an "execution only" basis. Computershare shall not provide, or have any responsibility to provide any financial, taxation or other advice to the Client.

12.1.13 A transaction in any Security through the dealing service will be executed by a stockbroker appointed by Computershare. By submitting an instruction to Computershare the Client irrevocably authorises Computershare to appoint a stockbroker to execute the transaction on behalf of the Client on the basis that:

12.1.13.1 Computershare will instruct a stockbroker to obtain the best price reasonably available in the market at the time of dealing. If no such price can be ascertained, the stockbroker will take reasonable care to carry out the instruction at a price which is fair and reasonable; and

12.1.13.2 Computershare shall, to the exclusion of all others including the Client, be entitled to bring any action, suit or proceedings ("Actions") against the stockbroker arising out of or in connection with the sale. Computershare shall, in its sole discretion, determine the nature and scope of such Actions. By submitting an instruction to Computershare the Client waives his right in relation to such Actions.

12.1.14 The stockbroker appointed by Computershare may aggregate any instruction with those of other holders of Securities transacting Securities through the dealing service but may not aggregate the sale with any other clients of the stockbroker, provided that any aggregation shall take place in accordance with the Rules of the JSE.

12.1.14.1 The price per Security that the Client will receive in the case of transactions that are aggregated will be the total proceeds of all aggregated transactions in the relevant period less all costs of the transactions divided by the number of Securities sold in such transactions;

12.1.14.2 The price per Security that the Client will receive where transactions are not aggregated will be the price at which such Securities are sold in the relevant period less all costs of the sale;

12.1.14.3 The proceeds payable to the Client shall be rounded down, where necessary, to the nearest whole Rand. Resulting fractions of any Rand will be aggregated and may be retained by Computershare.

12.1.14.4 Each Security aggregated with other Securities being transacted through the dealing service in any relevant period will only be treated as sold when it is actually sold by the dealing service.

12.1.15 The Client shall ensure that in respect of any purchase of Securities by the Client in respect of which Computershare is required to act as settlement agent, the Client shall deposit cleared funds to cover the purchase consideration in the **Computershare Ltd – Dealing Trust Account**, being account number **62022148317** held at **First National Bank**, branch code **25-50-05**. The Client shall then immediately forward proof of the deposit to Computershare and then telephone Computershare to place the purchase order. The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of the JSE Rules and Directives.

12.1.16 Unless settlement instructions and cleared funds are received by Computershare in accordance with Clause 12.1.15, Computershare shall not be under any obligation to confirm settlement to a central securities depository and the Client shall be liable for any resultant penalties levied by a settlement authority pursuant to any failed trade.

12.1.17 Orders executed through the service shall be subject to the charges published from time to time, initially as set out in Schedule A to this Agreement.

12.1.18 Computershare may vary the amount, rate or basis of charges from time to time and may introduce new charges.

12.1.19 Fees, taxes, charges and other expenses of whatever nature incurred on behalf of the Client will be deducted from the proceeds of any transaction.

12.1.20 Instructions to carry out more than one transaction will be treated as separate transactions and each such transaction shall be charged separately.

12.1.21 All transactions will take place on the JSE.

12.1.22 Computershare will subject to applicable exchange control legislation and regulations pay to the Client the proceeds of any sale into the Client's Bank Account.

12.1.23 Advice of any transaction will be included in a transaction statement sent to the Client.

12.1.24 Computershare may terminate the dealing service at any time without giving notice thereof to the Client. All valid instructions given to the dealing service in accordance with this Agreement before termination will be carried out.

12.1.25 Transactions will be carried out and records relating to instructions by the Client will be kept according to the rules, customs and practices of the JSE.

12.1.26 If the dealing service cannot perform any of its services under this Agreement due to circumstances beyond its reasonable control, Computershare will take all reasonable steps to bring such circumstances to an end, but Computershare shall not be liable for any non-performance of the dealing service.

12.1.27 Without prejudice to any stockbroker's obligations to execute transactions on the JSE, when a stockbroker executes an instruction given to the dealing service the Client acknowledges that the stockbroker could be acting as principal for its own account. By submitting an instruction to the dealing service the Client consents, where applicable, to the stockbroker acting as principal for its own account.

12.1.28 The Client indemnifies Computershare and those persons acting on his behalf in relation to the provision of the dealing service and their respective directors, employees and agents against any liability (except to the extent that the liability is caused by Computershare or such persons own default, negligence or fraud) which it or they may incur as a result of the dealing service.

12.1.29 Computershare does not receive any brokerage commission *in lieu* of execution of trades.

12.1.30 Computershare shall not be responsible for the loss in transmission of any cheque, document of title, statement or any other document sent through the post to the Client, whether or not it was so sent at the Client's request.

13. VOTING ON BEHALF OF CLIENTS

13.1 Computershare will only vote on behalf of the client if a written instruction is received from the Client by the stipulated date.

14. NOTIFICATION OF CORPORATE EVENTS AND CASH DIVIDENDS

14.1 Computershare shall notify clients of all corporate events as required in terms of the Securities Legislation, which includes but is not limited to non-elective events i.e. announcements and related information.

14.2 Computershare is not obliged to send such notification as stated in 14.1 above to the extent that all the salient details of such non-elective benefits are incorporated in the Annual Financial Statements, Interim Statements or a shareholder circular by the Issuer and it has been or will be sent directly to the Client by an Issuer.

14.3 Computershare will send its notification on receipt of the final announcement published by the CSD.

14.4 The Client may elect not to receive annual financial statements or circulars provided that they understand the implications and consequences of such an election. By choosing not to receive the documentation, the Client acknowledges that they may not receive pertinent information concerning non-elective events or the payment of dividends.

14.5 Dividend information will continue to be published in the local newspapers in terms of standard market practice and Computershare will continue to send a payment advice/statement once the payment or corporate action has been processed.

15. ACCRUALS

15.1 All cash accruals received in respect of investments, including dividends will be paid in accordance with the Client's instructions and regulatory requirements.

16. INTEREST ON FUNDS DEPOSITED INTO CLIENT TRUST ACCOUNT FOR PURCHASE OF SECURITIES

16.1 Where funds are deposited into Computershare's Client Trust account for the purchase of securities, Computershare will retain any interest that accrues to cover administration costs. The Client may claim interest by lodging a claim in writing, however, only claims for amounts of more than R50.00 (Fifty Rand) will be considered.

17. **INFORMATION TO BE DISCLOSED BY PRODUCT SUPPLIERS**

   17.1 The Client confirms that Computershare shall not be required to provide any information other than that required by law.

18. **CHARGES**

   18.1 The Client shall pay the fees and charges published from time to time by Computershare and notified to the Client.

   18.2 Computershare may increase or vary the charges on 60 days written notice to the Client and may thereafter levy such fees or charges.

   18.3 Notwithstanding anything to the contrary in this Agreement, Computershare shall not be obliged to act upon any instruction given by the Client or to deliver to the Client any securities or monies until all the amounts due and owing by the Client to Computershare have been discharged in full.

19. **INDEMNITY**

   19.1 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs or expenses incurred by Computershare or its nominees or agents in connection with the due and proper performance by Computershare of its obligations pursuant to this Agreement.

   19.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation due to his failure to give a valid instruction in accordance with the terms of this Agreement.

20. **TERMINATION**

   20.1 Either party may terminate this Agreement at any time by giving at least 30 days' written notice of termination to the other party.

   20.2 Computershare shall advise the Client in writing within three (3) business days of any termination of its participation as a Participant or of it being placed under interim management.

   20.3 The Client must, following notification of termination of its Participant in terms of Rule 5.7.7, inform the Participant, its trustee, liquidator, curator, judicial manager, administrator or other lawful agent to which Participant the Client's Securities Account shall be transferred within 30 (thirty) calendar days of the Clients receiving such notification.

21. **NOTICES**

   21.1 For the purposes of this Agreement, the Client chooses the physical address provided at the time of the initial subscription of Securities or provided when the Client acquired Securities on or after 8 September 2010 or such amendment thereto as advised in writing to Computershare from time to time as the address for the receipt of all notices and legal process. Any notice by Computershare to the Client shall, if sent by facsimile or by e-mail, be deemed to have been received by the Client on the day of transmission of the facsimile or e-mail and if sent by post, on the seventh day after posting.

   21.2 Any notices by Computershare to the Client given either orally or by electronic means shall be deemed to have been received by the Client.

   21.3 Computershare chooses as the address for the receipt of all notices and legal process 70 Marshall Street, Johannesburg, 2001.

22. **VARIATION**

   22.1 Any addition to, variation or cancellation of this Agreement shall be communicated to the other party in writing.

23. **GOVERNING LAW**

   23.1 This Agreement shall be construed in accordance with the laws of the Republic of South Africa.

COMPUTERSHARE LIMITED
Service and Settlement Fee Structure for Shareholder

FEE DESCRIPTION	ISSUER SPONSORED NOMINEE (using Computershare Dealing Routing Service)
Dematerialisation	Not applicable *
Service	Not applicable *
Transaction & Settlement	**On exchange:** included in the dealing fee
	Off exchange: R80.00 + R11.20 (VAT)=R91.20 per transaction for third party transfer (Change of Beneficial Ownership)
	Off-market Account Transfer: R70.00 + R9.80 (VAT) = R79.80 per transfer
	Off-market Securities Lending: R70.00 + R9.80 (VAT) = R79.80 per transaction
	Portfolio Moves: R54.21 + R7.59 (VAT) =R61.80 per transaction (Transfer holdings to or from broker or other CSD Participant)
	Pledge/Pledge Release: Service not available
	Certificate Withdrawal: (Rematerialisation): R550.00 + R77.00 (VAT) = R627.00 per certificate
	Removal: Not Applicable
	Cancellations: R22.59 + R3.16 (VAT) = R25.75 per cancellation
Dealing	**Sales:** R0.01 – R40 000.00 = R115.00 (admin fee) + R16.10 (VAT) = R131.10 R40 000.01 + = R115.00 (admin fee) + 0.25% + (VAT) **Purchases:** R115.00 (admin fee) + 0.25% + (VAT) These fees exclude any other tax
Other	**Cash Transfer/Refund/Residual Refund:** R23.25 + R3.25 (VAT) = R26.50 per transaction
	Cash deposit or Automated Deposit Terminal fee: R1.80 + R0.25 (VAT) = R2.05 per R100.00 deposited with a minimum fee of R7.50
	Cheque Deposit Fee: R4.39 + R0.61(VAT) = R5.00 per cheque deposit
	Stop Payment & Re-issue cheque/EFT: R142.11 + R19.89 (VAT) = R162.00 per request
	Unpaid cheque fee: R59.39 + R8.31 (VAT) = R67.70 per cheque deposit
	Issuing payments by cheque rather than EFT: R29.12 + R4.08 (VAT) = R33.20 per cheque
	Posting cheque via registered mail: R35.09 + R4.91 (VAT) = R40.00 per cheque
	Issue of duplicate transaction advice: R32.46 + R4.54 (VAT) = R37.00 per advice
	Queries older than 1 year: R263.16 + R36.84 (VAT) = R300.00 (Include refund of deposits)

*** Fees sponsored by the Issuer of the security.**
All fees quoted, unless otherwise indicated, include Strate cost. Fees are subject to change.

 

Sasol Limited

(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE share code: SOL   ISIN: ZAE000006896
NYSE share code: SSL   ISIN: US8038663006

FORM OF PROXY

(The definitions and interpretations set out on pages 6 to 11 of the Circular to which this Form of Proxy is attached shall also apply to the Form of Proxy).

FOR COMPLETION BY SASOL ORDINARY, PREFERRED ORDINARY AND BEE ORDINARY SHAREHOLDERS WHO HAVE NOT DEMATERIALISED THEIR SHARES OR WHO HAVE DEMATERIALISED THEIR SHARES WITH OWN NAME REGISTRATION ONLY

A Sasol Shareholder is entitled to appoint one or more proxies (none of whom need to be a Sasol Shareholder) to attend, speak or, on a poll, vote, in the place of that shareholder at the General Meeting to be held at Summer Place, 69 Melville Road, Hyde Park, Johannesburg, South Africa, on Friday, 26 November 2010 immediately after the conclusion, postponement or adjournment of the Annual General Meeting, and at any adjournment or postponement thereof.

If you wish to appoint a proxy to act on your behalf at the General Meeting and at any adjournment or postponement thereof, please complete and return this Form of Proxy. (Also see the notes overleaf.)

Note: If your Dematerialised Sasol Ordinary Shares are held through a CSD Participant or Broker and you have not provided the nominee with a general mandate to act on your behalf at shareholder meetings, and you wish to cast your vote at this General Meeting or you want to attend the General Meeting in person, please contact your CSD Participant or Broker.

I/We (full names in BLOCK LETTERS please)

Of (insert address)

Being the holder(s) of [   ] Sasol Shares (Sasol Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares), hereby appoint:

1.   or failing him/her,

2.   or failing him/her,

3. the Chairperson of the General Meeting,

as my/our proxy to act for me/us and on my/our behalf at the General Meeting which will be held for the purpose of considering, and if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment or postponement thereof and to vote for and/or against the special and ordinary resolutions and/or abstain from voting in respect of the Sasol Shares registered in my/our name/s (see note 5 overleaf) as follows:

Please indicate with an "X" the instructions to your proxy in the spaces provided below. In the absence of such indication the provisions of note 6 overleaf will apply.

		FOR	AGAINST	ABSTAIN
1	**Special resolution number 1** Amendment to the Sasol Articles to provide for the insertion of new definitions for purposes of new Articles 162,163, 164.1 and 165 to 169			
2	**Special resolution number 2** Amendment to the Sasol Articles to provide for the Bulk Dematerialisation			
3	**Special resolution number 3** Amendment to the Sasol Articles to provide for the continued application of the Cash Contract and/or the New Cash Contract in respect of Sasol BEE Ordinary Shares that are not Dematerialised pursuant to the Bulk Dematerialisation			
4	**Ordinary resolution number 1** In the event that any Sasol BEE Ordinary Shares are listed on the proposed BEE Segment the authorisation of the Transfer Secretaries, to replace share certificates of all the Election Shareholders and to issue them with new share certificates reflecting the new alpha code and ISIN			
5	**Special resolution number 4** Amendment to the Sasol Articles to incorporate the Additional Terms			
6	**Special resolution number 5** Amendment to the Sasol Articles to revise the rights, privileges and restrictions applicable to the Sasol BEE Ordinary Shares so as to allow the holding of such shares either in certificated or Dematerialised form and to take account of the listing on the proposed BEE Segment			
7	**Special resolution number 6** Amendment to the Sasol Articles to provide for the manner in which holders of Sasol BEE Ordinary Shares will hold their shares either in certificated or Dematerialised form and to provide that any "proof of participation" document issued by the Company to any holder of certificated Sasol BEE Ordinary Shares will cease to be of any force or effect from the date of the Dematerialisation of such holder's Sasol BEE Ordinary Shares			
8	**Special resolution number 7** Amendment to the Sasol Articles to provide for the limited circumstances in which the Company will be entitled to delist the Sasol BEE Ordinary Shares from the proposed BEE Segment			
9	**Special resolution number 8** Amendment of the Sasol Articles to permit the release of contact information by a CSD Participant, Broker and/or Nominee Company of a Sasol Shareholder to Sasol			
10	**Special resolution number 9** Approval of the potential granting of financial assistance to the Sasol Inzalo Public Facilitation Trust by the Company			

Signed at   on   2010

Signature

Assisted by (where applicable)

Name   Capacity   Signature

(Please print in BLOCK LETTERS)

Please read the notes on the reverse hereof.

Notes:

1. Forms of Proxy must be received by Computershare on or before 10:00 on Wednesday, 24 November 2010. Forms of Proxy can be posted or hand delivered.

2. Registration for the General Meeting will commence at 07:00 on Friday, 26 November 2010. Only Sasol Shareholders who registered before the General Meeting will be allowed to vote at the General Meeting. Sasol Shareholders who attend the General Meeting are required to bring their bar coded identity document to the General Meeting as proof of identity and to expedite registration.

3. Only registered Sasol Shareholders including own name Dematerialised Sasol Shareholders ("registered Sasol Shareholders") may appoint a proxy or alternatively attend the General Meeting in person.

   A beneficial owner, whose certificated Sasol Shares are not registered in his/her/its own name, but in the name of another, e.g. a nominee, may not attend the General Meeting unless a proxy is issued to him/her/it by the registered Sasol Shareholder. A beneficial owner who is not also the registered Sasol Shareholder in respect of his/her/its shares should contact the registered Sasol Shareholder and issue instructions as to the manner in which his/her/its shares should be voted or obtain a proxy in his/her/its favour to attend the General Meeting.

4. A beneficial owner whose shares are dematerialised through a CSD Participant or broker, other than one whose shares are held on an own name basis, must provide the CSD Participant or broker with a voting instruction, or obtain a letter of representation from his/her/its CSD Participant or broker, in terms of his/her/its Custody Agreement with the CSD Participant or broker, should he/she/it wish to attend the General Meeting in person.

5. A registered Sasol Shareholder may insert the name of a single proxy or the names of two alternate proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the meeting". Any such deletion must be initialled by the Sasol Shareholder. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

6. A registered Sasol Shareholder's instruction to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the General Meeting, as he/she/it deems fit, in respect of all the shareholder's votes exercisable thereat, but if the proxy is the chairman, failure to comply will be deemed to authorise the proxy to vote in favour of the resolution.

   A registered Sasol Shareholder or his/her/its proxy is not obliged to use all the votes exercisable by such shareholder or by his proxy, but the total of the votes cast for and against and abstentions may not exceed the total of the votes exercisable by such shareholder or by his/her/its proxy.

7. A registered Sasol Shareholder's authorisation to the proxy, including the chairman of the meeting, to vote on his/her/its behalf, shall be deemed to include the authority to vote on procedural matters at the meeting.

8. The completion and lodging of this Form of Proxy will not preclude the relevant registered Sasol Shareholder from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

9. Documentary evidence establishing the authority of a person signing this Form of Proxy in a representative capacity must be attached to this Form of Proxy.

10. Any alteration must be initialled by the signatory(ies).

11. **Sasol ADR holders please note:** Registered shareholders who hold their American Depositary Receipts in physical form will receive a proxy card and voting instructions from the Bank of New York Mellon. Beneficial owners who hold their American Depositary Receipts in book entry form will receive their proxy card and voting instructions from their Broker.

12. Forms of Proxy should be lodged with or mailed to Computershare Investor Services (Proprietary) Limited:

Hand deliveries to:	Postal deliveries to:
Computershare Investor Services (Proprietary) Limited	Computershare Investor Services (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg, 2001	PO Box 61051, Marshalltown, Johannesburg, 2107
Republic of South Africa	Republic of South Africa



Sasol Limited

(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE share code: SOL   ISIN: ZAE000006896
NYSE share code: SSL   ISIN: US8038663006

FORM OF ELECTION
TO CONTINUE TO HOLD SASOL BEE ORDINARY SHARES IN CERTIFICATED FORM

(The definitions and interpretations set out on pages 6 to 11 of the Circular to which this Form of Election is attached shall also apply to the Form of Election).

FOR COMPLETION BY SASOL BEE ORDINARY SHAREHOLDERS WHO WISH TO CONTINUE TO HOLD SASOL BEE ORDINARY SHARES IN CERTIFICATED FORM

Sasol BEE Ordinary Shareholders who wish to retain their shareholding in Sasol BEE Ordinary Shares in certificated form are requested to complete this Form of Election. This form must be hand delivered or posted to the Transfer Secretaries whose details are set out below so as to be received by no later than 12:00 on Friday, 14 January 2011.

I/We (full names in BLOCK LETTERS please)

Identity number

Of (insert address)

Being the holder(s) of _____ Sasol BEE Ordinary Shares,

wish to continue to hold these Sasol BEE Ordinary Shares in certificated form.

I am/We are aware that by electing to retain ownership of my/our Sasol BEE Ordinary Shares in the form of certificated shares:

1. the terms and conditions of any Cash Contract accepted by myself/ourselves upon signature of the application in terms of the Cash Invitation Prospectus and the warranties incorporated therein will continue to apply to the Sasol BEE Ordinary Shares issued pursuant to the Cash Invitation Prospectus for so long as they are held in certificated form;

2. the terms and conditions of any New Cash Contract concluded between the Company and myself/ourselves, when acquiring Sasol BEE Ordinary Shares on or after 8 September 2010 and the warranties incorporated therein will continue to apply to such Sasol BEE Ordinary Shares for so long as they are held in certificated form.

I/We accept that the replacement share certificate reflecting the JSE code and ISIN in regard to my/our Sasol BEE Ordinary Shares will be retained by the Custodian in terms of the Cash Contract or New Cash Contract, as the case may be.

Signed at _____ **on** _____ **20___**

Signature

Telephone number

Assisted by (where applicable)

Name	Capacity	Signature

(Please print in BLOCK LETTERS)

Forms of Election should be hand delivered or posted to Computershare Investor Services (Proprietary) Limited:

Hand deliveries to:

Computershare Investor Services (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg, 2001
South Africa

Postal deliveries to:

Computershare Investor Services (Proprietary) Limited
PO Box 61763, Marshalltown, 2107
South Africa

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